Exhibit 99.2

FACILITIES AGREEMENT

Dated 13 December 2022

For

ALLEGO. N.V.

as the Borrower and the Obligors’ Agent

structured by

SOCIÉTÉ GÉNÉRALE

as Structuring Bank

arranged by

SOCIÉTÉ GÉNÉRALE

BANCO SANTANDER, S.A.

as Mandated Lead Arrangers

with

SOCIÉTÉ GÉNÉRALE

as Agent and Security Agent

and

THE ORIGINAL LENDERS

Ref: L-277024

(i)

41.	Governing law	143
42.	Jurisdiction	143
43.	Election of domicile	143

(ii)

THIS AGREEMENT is dated 13 December 2022 and made between:

(1)

ALLEGO N.V., a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands, having its official seat (statutaire zetel) in Arnhem, the Netherlands, and its office at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, registered with the Dutch Trade Register (Handelsregister) under number 82985537, acting as the obligor’s agent and the holdco (the “Borrower” or “Allego N.V.”);

(2)

SOCIÉTÉ GÉNÉRALE, société anonyme incorporated under the laws of France, having its registered seat located at 29 boulevard Haussmann, 75009 Paris, France and registered with the trade and companies registry (registre du commerce et des sociétés) of Paris under number 552 120 222, as structuring bank, the “Structuring Bank”);

(3)

SOCIÉTÉ GÉNÉRALE, société anonyme incorporated under the laws of France, having its registered seat located at 29 boulevard Haussmann, 75009 Paris, France and registered with the trade and companies registry (registre du commerce et des sociétés) of Paris under number 552 120 222, as mandated lead arranger;

(4)

BANCO SANTANDER, S.A., a limited liability company incorporated under the laws of Spain, whose registered head office is at Santander, Paseo de Pereda, 9-12, registered with the Commercial Registry of Santander under Sheet 286, Folio 64, Companies Book 5. registration number A-39000013;

(the “Mandated Lead Arrangers”);

(5)	THE FINANCIAL INSTITUTIONS listed in Schedule 1 (The Original Lenders) as lenders (the “Original Lenders”); and

(6)	SOCIÉTÉ GÉNÉRALE as agent of the other Finance Parties and as security agent (the “Agent” and the “Security Agent”).

IT IS AGREED as follows:

SECTION 1

INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Acceptable Bank” means:

(a)

a bank or financial institution which has a rating for its long-term unsecured debt obligations of A- or higher by Standard & Poor’s Rating Services or A- or higher by Fitch Ratings Ltd or A3 or higher by Moody’s Investors Service Limited or, if no rating is available from Standard & Poor’s Rating Services, Fitch Ratings Ltd or Moody’s Investors Service Limited, a comparable rating from an international credit rating agency; or

(b)	any other bank or financial institution selected by the Borrower and approved by the Agent (acting on the instructions of the Majority Lenders).

“Accession Letter” means a document substantially in the form set out in Schedule 5 (Form of Accession Letter).

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agent’s Spot Rate of Exchange” means:

(a)	the Agent’s spot rate of exchange; or

(b)	(if the Agent does not have an available spot rate of exchange) any other publicly available spot rate of exchange selected by the Agent (acting reasonably),

for the purchase of the relevant currency with Euro in the Paris foreign exchange market at or about 11:00 a.m. on a particular day.

“Agreed Security Principles” means the principles as set out in Schedule 10 (Agreed Security Principles).

“Allego Europe B.V.” means Allego Europe B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, having its official seat (statutaire zetel) in Arnhem, the Netherlands, and its office at Westervoortsedijk 73 LB1, 6827 AV Arnhem, the Netherlands, registered with the Dutch Trade Register (Handelsregister) under number 54100038.

“Allego Innovations B.V.” means Allego Innovations B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, having its official seat (statutaire zetel) in Arnhem, the Netherlands, and its office at Westervoortsedijk 73 LB1, 6827 AV Arnhem, the Netherlands, registered with the Dutch Trade Register (Handelsregister) under number 73289655.

“Allego Holding B.V.” means Allego Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, having its official seat (statutaire zetel) in Arnhem, the Netherlands, and its office at Westervoortsedijk 73 LB1, 6827 AV Arnhem, the Netherlands, registered with the Dutch Trade Register (Handelsregister) under number 73283754.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means:

(a)	in respect of the Refinancing Facility, the period from and including the Signing Date to and including the Closing Date; and

(b)	in respect of the Capex Facility and Guarantee Facility, the period from and including the Signing Date to and including the date being 42 months following the Signing Date.

“Available Commitment” means, in relation to a Facility, a Lender’s Commitment under that Facility minus (subject as set out below):

(a)	the amount of its participation in any outstanding Utilisations under that Facility; and

(b)	in relation to any proposed Utilisation, the amount of its participation in any other Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date.

For the purposes of calculating a Lender’s Available Commitment in relation to any proposed Utilisation under the Guarantee Facility only, that Lender’s participation in any Guarantee Facility Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date shall not be deducted from that Lender’s Guarantee Facility Commitment:

“Available Facility” means, in relation to a Facility, the aggregate for the time being of each Lender’s Available Commitment in respect of that Facility.

“Bank Levy” means any amount payable by any Finance Party or any of its Affiliates on the basis of, or in relation to, its balance sheet or capital base or any part of that person or its liabilities or minimum regulatory capital or any combination thereof, including, without limitation, the Dutch bank levy as set out in the Dutch bank levy act (Wet bankenbelasting), or any levy or tax with a similar basis or a similar purpose or any financial activities taxes (or other taxes) of a kind imposed by any jurisdiction in the form existing at the date of this Agreement or which has been formally announced as at the date of this Agreement.

“Base Accounting Principles” means the GAAP as applied to the Original Financial Statements.

“Belgian Non-cooperative Jurisdiction” means a tax haven country, a low tax jurisdiction or a non-cooperative jurisdiction, within the meaning of Article 307, §1/2 of the Belgian Income Tax Code 1992 or any successor provision.

“Budget” means a budget for the Group in a form acceptable to the Agent (acting reasonably).

“Borrower” means Allego N.V..

“Break Costs” means the amount (if any) by which:

(a)

the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)

the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Amsterdam, Paris, London and Madrid or (in relation to any date for payment or purchase of euro) any TARGET Day.

“Capex Equity Amount” means, in respect of any Utilisation under the Capex Facility, an amount of additional equity or quasi-equity contributions of no less than 15% of the amount of such Utilisation to be injected in the Borrower as from the Closing Date.

“Capex Facility” means the term loan facility made available under this Agreement as described in Clause 2.2 (The Capex Facility).

“Capex Facility Amount” means:

(a)	in respect of the first Utilisation under the Capex Facility, the amount corresponding to the aggregate of:

(i)	70% of the Group’s Capital Expenditure and Permitted Acquisitions:

(A)

incurred or to be incurred for the period starting from 1 July 2022 and ending on 31 December 2022 (excluding any Capital Expenditure incurred in connection with the acquisition of the Mega-E SPVs and MOMA); and

(B)	contemplated for the period starting from 1 January 2023 and ending on 30 June 2023, as set out in the Financial Model on the Closing Date;

(ii)	the amount to be credited to the Debt Service Reserve Account on the Closing Date in accordance with the Funds Flow Statement; and

(iii)	Transaction Costs incurred on the Closing Date as set out in the Funds Flow Statement; and

(b)

in respect of any other Utilisation under the Capex Facility, the amount corresponding to 70% of the Group’s Capital Expenditures and Permitted Acquisitions as set out in the Budget delivered by the Borrower in accordance with Clause 21.4(e) for the Financial Semester to which such Utilisation relates.

“Capex Facility Commitment” means:

(a)

in relation to an Original Lender, the amount in Euro set opposite its name under the heading “Capex Facility Commitment” in Schedule 1 (The Original Lenders) and the amount of any other Capex Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 26 (Changes to the Lenders); and

(b)	in relation to any other Lender, the amount in Euro of any Capex Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 26 (Changes to the Lenders),

to the extent not cancelled, reduced, transferred by it under this Agreement.

“Capex Facility Lender” means:

(a)	each Original Lender listed as a Capex Facility Lender in Schedule 1 (The Original Lenders); and

(b)	any bank or financial institution which has become a Party as a Capex Facility Lender in accordance with Clause 26 (Changes to the Lenders),

which, in each case, has not ceased to be a Capex Facility Lender in accordance with the terms of this Agreement.

“Capex Loan” means a loan made or to be made under the Capex Facility or the principal amount outstanding for the time being of that loan.

“Cash Equivalent Investments” means at any time:

(a)	certificates of deposit maturing within six months after the relevant date of calculation and issued by an Acceptable Bank;

(b)	commercial paper not convertible or exchangeable to any other security:

(i)	for which a recognised trading market exists;

(ii)	issued by an issuer incorporated in any member state of the European Economic Area or any Participating Member State;

(iii)	which matures within three months after the relevant date of calculation; and

(iv)

which has a long-term credit rating of either A- or higher by Standard & Poor’s Rating Services or A- or higher by Fitch Ratings Ltd or A3 or higher by Moody’s Investors Service Limited, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating; and

(c)	any other debt security approved by the Majority Lenders,

in each case, denominated in Euro and which is not issued or guaranteed by any member of the Group or subject to any Security (other than a Transaction Security and/or a Security referred to in paragraph (c) of the definition of “Permitted Security”).

“Cashflow From Operating Activities” means Cashflows (including cash interest expense and cash tax expense) resulting from operations insofar as it relates to operations of the relevant Testing Period (notably, in a case where lump sum payments upfronting future proceeds from the sale of certificates are received, only the share of these cash proceeds related to the certificates sold over the relevant Testing Period should be taken into account).

“Cash Pooling Agreement” means any cash pooling arrangement between any members of the Group.

“Change of Control” means that:

(a)

the Meridiam Shareholders cease to have the power to cast, or control the casting of, more than 50% of the maximum number of votes that might be cast in a general meeting of the Borrower provided that no Change of Control shall be deemed to have occurred if and for so long as:

(i)	the Meridiam Shareholders have the power to cast, or control the casting of, more than 33.33% of the maximum number of votes that might be cast in a general meeting of the Borrower; and

(ii)	no other shareholder alone or in concert holds more than 33.33% of such voting rights; or

(b)	the Borrower cease to own, directly or indirectly, 100% of the issued share capital of any other Obligor.

“Charging Equipment” means all the equipment and infrastructure required for the provision of the Charging Services at designated areas.

“Charging Services” means the charging (in whole or in part) of the battery of an electric vehicle at given designated areas through the Charging Stations.

“Charging Station” means the autonomous installation constituted by all the Charging Equipment at a given designated areas.

“Closing Date” means the date of the first Utilisation of the Refinancing Facility which shall not be later than 31 December 2022.

“Clean-Up Period” means, in respect of a Permitted Acquisition, a period of 180 days starting from the completion date of such acquisition and during which any misrepresentation or any breach of an undertaking arising as a result of such acquisition shall not constitute a Default or an Event of Default (as applicable) (other than a Major Default), subject to the provisions of Clause 25.18 (Clean-Up Period).

“Code” means the US Internal Revenue Code of 1986.

“Commercial Receivables” means existing and future receivables held by a Material Company against its counterparty under any Material Commercial Agreement.

“Commitment” means a Refinancing Facility Commitment, a Capex Facility Commitment or a Guarantee Facility Commitment.

“Commitment and Syndication Letter” means the commitment and syndication letter dated on or about the date hereof between the Borrower and Société Générale and Banco Santander, S.A. as bookrunners setting out the main terms of the syndication of the Facilities (as amended from time to time).

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate).

“Confidential Information” means all information relating to any Obligor, the Group, the Finance Documents or the Facilities of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facilities from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(I)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 38 (Confidential Information); or

(II)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(III)

is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii)	any Funding Rate or Reference Bank Quotation.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Borrower and the Agent.

“Core Components” means core components to the Green Loan Principles, being: ‘Use of Proceeds’, ‘Process for Project Evaluation and Selection’, ‘Management of Proceeds’ and ‘Reporting’, each as more particularly described in the Green Loan Principles.

“Debt Service Reserve Account (DSRA)” has the meaning given to it in Clause 24.1 (The Debt Service Reserve Account).

“Default” means an Event of Default or any event or circumstance specified in Clause 25 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means any Lender:

(a)

which has failed to make its participation in a Loan (or has notified the Agent or the Borrower (which has notified the Agent) that it will not make its participation in a Loan) by the Utilisation Date of that Loan or which has failed to provide cash collateral (or has notified the Issuing Bank or the Borrower (which has notified the Agent) that it will not provide cash collateral) in accordance with Clause 7.4 (Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover);

(b)	which has otherwise rescinded or repudiated a Finance Document;

(c)

which is an Issuing Bank which has failed to issue a Letter of Credit (or has notified the Agent or the Borrower (which has notified the Agent) that it will not issue a Letter of Credit) in accordance with Clause 6.5 (Issue of Letters of Credit) or which has failed to pay a claim (or has notified the Agent or the Borrower (which has notified the Agent) that it will not pay a claim) in accordance with (and as defined in) Clause 7.2 (Claims under a Letter of Credit); or

(d)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraphs (a) and (c) above:

(i)	its failure to pay, or to issue a Letter of Credit is caused by and administrative error or a Disruption Event and payment is made within three Business Days of its due date; or

(ii)	such Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“Disruption Event” means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with any Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Distribution” means:

(a)

the declaration, making or payment of any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(b)	the repayment or distribution of any dividend or share premium reserve;

(c)	the payment or repayment of any interest, fee, charge or any other amount accrued or due in connection with Junior Funds; or

(d)	the redemption, repurchase, defeasement, retirement, return or repayment of any of the share capital,

made in favour of any Shareholder or any of its Holding Companies.

“Drawstop Event” has the meaning given to it in Clause 22.3 (Drawstop Event).

“DSRA Required Balance” has the meaning given to it in Clause 24.1 (The Debt Service Reserve Account).

“Dutch Fiscal Unity” has the meaning given to it in the Intercreditor Agreement.

“Eligible Green Investment” means all investments, financing or a refinancing of a project or activity (i) which falls into the 6.15 of the EU Taxonomy (Annex I) and in particular into construction, modernisation, maintenance and operation of electric charging points and (ii) is aligned with the Technical Screening Criteria of the EU Taxonomy for this activity.

“Environment” means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(a)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(c)	land (including, without limitation, land under water).

“Environmental Claim” means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the Environment;

(b)	the conditions of the workplace; or

(c)

the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.

“Environmental Permits” means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any Obligor conducted on or from the properties owned or used by any Obligor.

“EURIBOR” means, in relation to any Loan in euro:

(a)	the applicable Screen Rate as of the Specified Time for euro and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, EURIBOR shall be deemed to be zero.

“Event of Default” means any event or circumstance specified as such in Clause 25 (Events of Default).

“Existing Facility” means the loan facility made available by financial institutions to Allego Europe B.V. and Allego Innovations B.V. under the Existing Facility Agreement.

“Existing Facility Agreement” means the facility agreement dated 27 May 2019 entered between amongst others, Allego Holding B.V., Allego Europe B.V., Allego Innovations B.V. and the financial institutions listed therein as lenders, as amended and/or restated from time to time.

“Existing Indebtedness” means the Financial Indebtedness incurred under or in connection with the Existing Facility Agreement.

“Existing Junior Funds” means any equity (or quasi equity) contribution and Shareholder’s Loans (but excluding capitalised interest) made to the Borrower on or prior to the Closing Date and the proceeds of the Listing of the Borrower made prior to the Closing Date.

“Expiry Date” means, for a Letter of Credit, the last day of its Term.

“Facilities” means the Refinancing Facility, the Capex Facility or the Guarantee Facility.

“Facility Office” means the office or offices notified by a Lender or Issuing Bank to the Agent in writing on or before the date it becomes a Lender or Issuing Bank (or, following that date, by not less than five

Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)

in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA, or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the Signing Date.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Fee Letter” means any letter or letters dated on or about the Signing Date between the Mandated Lead Arrangers or the Structuring Bank or the Agent (as applicable) and the Borrower setting out any of the fees referred to in Clause 13 (Fees).

“Finance Document” means this Agreement, the Commitment and Syndication Letter, any Fee Letter, any Accession Letter, the Hedging Documents, the Intercreditor Agreement, the Parallel Debt Agreement, each Utilisation Request, any Resignation Letter, the Security Documents and any other document designated as such by the Agent and the Borrower.

“Finance Lease” has the meaning given to it in Clause 22.1 (Financial definitions).

“Finance Party” means the Agent, the Security Agent, the Structuring Bank, the Mandated Lead Arrangers, an Issuing Bank or a Lender.

“Financial Covenant” means the Interest Cover Ratio or the Leverage Ratio (as applicable).

“Financial Half-Year” means the period commencing on 1 January and ending on 30 June of each year.

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any Finance Lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)

any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g)

any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

“Financial Model” means the financial model in the form agreed between the Borrower and the Mandated Lead Arrangers delivered to the Agent pursuant to Clause 4.1 (Initial conditions precedent) as updated from time to time in accordance with Clause 21.5 (Financial Model).

“Financial Quarter” means each period of three months ending on 31 March, 30 June, 30 September and 31 December of each year.

“Financial Semester” means, for each Financial Year, each of (i) the period commencing on 1 January of such Financial Year and ending on 30 June of such Financial Year and (ii) the period commencing on 1 July of such Financial Year and ending on 31 December of such Financial Year.

“Financial Year” means the annual accounting period of each member of the Group starting on 1 January and ending on the 31 December of each year.

“Free Cashflow” means, on any Testing Date, Cashflow From Operating Activities minus Capital Expenditures over the relevant Testing Period.

“French Non-Cooperative Jurisdiction” means a “non-cooperative state or territory” (Etat ou territoire non coopératif) as set out in the list referred to in article 238-0 A of the French Code général des impôts, as such list may be amended from time to time.

“Funding Rate” means any individual rate notified by a Lender to the Agent pursuant to paragraph (a)(ii) of Clause 12.4 (Cost of funds).

“Funds Flow Statement” means the funds flow statement setting forth the details of the flow of the funds to occur on the Closing Date.

“GAAP” means generally accepted accounting principles in the Netherlands, including IFRS.

“Gearing Ratio” means the ratio of the aggregate principal amount outstanding under any Borrowings (less the amount drawn on the Closing Date under the Capex Facility for the initial funding of the Debt Service Reserve Account) to the sum of (A) the Junior Funds and (B) the aggregate principal amount outstanding under any Borrowings (less the amount drawn on the Closing Date under the Capex Facility for the initial funding of the Debt Service Reserve Account), it being specified that, in any event, Junior Funds shall exclude any Junior Funds made available in order to comply with the funding requirements of the Debt Service Reserve Account under this Agreement.

“Green Loan Principles” means the Green Loan Principles issued by the Loan Market Association, the Loan Syndications and Trading Association (LSTA) and the Asia Pacific Loan Market Association issued in March 2018 and most recently amended in February 2021, as amended and updated from time to time.

“Group” means the Borrower and its Subsidiaries (other than any Unrestricted Subsidiary) from time to time.

“Group EBITDA Margin Ratio” has the meaning given to it in Clause 22.3 (Drawstop Event).

“Group’s EBITDA” has the meaning given to it in Clause 22.3 (Drawstop Event).

“Group Structure Chart” means the structure chart of the Group set out in Schedule 12 (Group Structure Chart).

“Guarantee Facility” means the revolving credit facility made available under this Agreement as described in Clause 2.3 (The Guarantee Facility).

“Guarantee Facility Commitment” means:

(j)

in relation to an Original Lender, the amount in Euro set opposite its name under the heading “Guarantee Facility Commitment” in Schedule 1 (The Original Lenders) and the amount of any other Guarantee Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 26 (Changes to the Lenders); and

(k)	in relation to any other Lender, the amount in Euro of any Guarantee Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 26 (Changes to the Lenders), to the extent not cancelled, reduced, transferred by it under this Agreement.

“Guarantee Facility Lender” means:

(a)	each Original Lender listed as a Guarantee Facility Lender in Schedule 1 (The Original Lenders); and

(b)	any bank or financial institution which has become a Party as a Guarantee Facility Lender in accordance with Clause 26 (Changes to the Lenders),

which, in each case, has not ceased to be a Guarantee Facility Lender in accordance with the terms of this Agreement.

“Guarantee Facility Utilisation” means a Guarantee Facility Loan or a Letter of Credit.

“Guarantee Facility Loan” means a loan made or to be made under the Guarantee Facility or the principal amount outstanding for the time being of that loan.

“Guarantor” means a company which becomes a Guarantor in accordance with Clause 27 (Changes to the Obligors), unless it has ceased to be a Guarantor in accordance with Clause 27 (Changes to the Obligors).

“Hedging Counterparties” means any entity providing hedging to the Borrower in accordance with the Hedging Documents.

“Hedging Documents” means, initially the long-form confirmations incorporating the English law 2002 ISDA Master Agreement dated on or about the date hereof and entered into between the Borrower and the Hedging Counterparties and any further hedging documents entered into by the Borrower with Hedging Counterparties in compliance with the Hedging Programme for the purpose of replacing or supplementing such initial hedging documents.

“Hedging Programme” means the hedging by the Borrower of its exposure against interest rate fluctuations under 65% of the principal amount of all Facilities until the Termination Date in the form of one or several cap transactions guaranteeing at all times the Borrower against the loose case forward curve of the 6-month EURIBOR as set out in Schedule 13 (EURIBOR hedging level) in accordance with Clause 23.28 (Hedging Programme) and, provided that, if following the early termination of any hedging transaction, the outstanding aggregate notional amount of the hedging transaction is less than 65% of the principal amount all Facilities until the Termination Date, the Borrower shall enter into replacement hedging transaction within 15 Business Days (and, during such period, will not be in breach of its obligations under Clause 23.28 (Hedging Programme) and the Hedging Programme.

“Historic Excess Utilisation Amount” means 70% of the amount by which:

(i)

the amount of the Group’s Capital Expenditures and Permitted Acquisitions as set out in the Budget delivered by the Borrower in accordance with Clause 19.4(e) for the preceding Financial Semester to which the relevant Utilisation relates; exceeds

(ii)	the amount of the Group’s Capital Expenditures actually incurred and Permitted Acquisitions actually completed during that preceding Financial Semester.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Insolvency Event” means, in relation to a Finance Party, that the Finance Party:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)

has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person not described in paragraph (d) above, and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained, in each case, within 30 days of the institution or presentation thereof;

(f)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(g)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets;

(h)

has a secured party taking possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(i)

causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (h) (inclusive) above; or

(j)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Insurances” means the insurances to be maintained by each Obligor as described in Clause 23.17 (Insurance), including any insurance arrangements, policies and agreements in relation thereto.

“Intercreditor Agreement” means the intercreditor agreement entered into on the Signing Date between, inter alia, the Borrower as debtor and the Finance Parties.

“Interest Payment Date” means, in relation to a Loan, the last day of its Interest Period.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 11 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (Default interest).

“Interpolated Screen Rate” means, in relation to any Loan, the rate (rounded to the same number of decimal places as to the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time for the currency of that Loan.

“Issuing Bank” means any Lender which has become a Party as an “Issuing Bank” pursuant to Clause 6.9 (Appointment of additional Issuing Banks), (and if there is more than one such Issuing Bank, such Issuing Banks shall be referred to, whether acting individually or together, as the “Issuing Bank”) provided that, in respect of a Letter of Credit issued or to be issued pursuant to the terms of this Agreement, the “Issuing Bank” shall be the Issuing Bank which has issued or agreed to issue that Letter of Credit.

“Joint-Venture” means any joint-venture entity, whether a company, unincorporated firm, undertaking, joint-venture, association, partnership or any other entity which does not require any Obligor to consolidate the results of such person with their own as a Subsidiary.

“Junior Funds” means, at any given date, any equity or quasi-equity contributions or (without prejudice to limb (a) of the definition of “Permitted Financial Indebtedness”) shareholder debt made by any Shareholder (or Affiliate thereof) to the Borrower (or, in relation to the Existing Junior Funds, made available to the Borrower on or prior to the Closing Date), to the extent such Junior Funds have not been repaid, redeemed, prepaid or otherwise and excluding, for the avoidance of doubt, cash on the balance sheet of the Group (but including free cash available for distribution to the Shareholders of the Borrower after the Closing Date but not so distributed and which no longer constitutes cash available for further distributions) and amounts to the extent not otherwise funded by the Capex Facility injected for the initial funding, top-up or replenishment of the Debt Service Reserve Account.

“L/C Proportion” means in relation to a Lender in respect of any Letter of Credit, the proportion (expressed as a percentage) borne by that Lender’s Available Commitment to the relevant Available Facility immediately prior to the issue of that Letter of Credit, adjusted to reflect any assignment or transfer under this Agreement to or by that Lender.

“Legal Reservations” means any general principles of law which are set out in any legal opinion to the Finance Parties delivered pursuant to this Agreement.

“Lender” means:

(a)	any Original Lender; and

(b)	any entity (excluding, for the avoidance of doubt, any natural person) which has become a Party as a “Lender” in accordance with Clause 26 (Changes to the Lenders),

which in each case has not ceased to be a Party as such in accordance with the terms of this Agreement.

“Lenders’ Technical Advisor” means Arup or any other entity as the Agent may appoint from time to time in consultation with the Borrower.

“Leverage Ratio” has the meaning given it in Clause 22.2(a).

“Letter of Credit” means:

(a)

a letter of credit, substantially in the form set out in Schedule 15 (Form of Letter of Credit) or in any other form requested by the Borrower and agreed by the Agent with the prior consent of the Majority Lenders and the Issuing Bank; or

(b)	any guarantee, indemnity or other instrument in a form requested by the Borrower and agreed by the Agent with the prior consent of the Majority Lenders and the Issuing Bank,

in each case under the Guarantee Facility.

“Listing” means the admission to trading of all or any part of the share capital (or securities giving access to the share capital, whether through conversion or redemption into shares, exchange for shares, or through the exercise of a warrant or other right or option to subscribe for shares) of the Borrower or the Main Shareholder on a regulated market in any jurisdiction.

“LMA” means the Loan Market Association.

“Loan” means a Refinancing Loan, a Capex Loan or a Guarantee Facility Loan.

“Main Shareholder” means Madeleine Charging B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, having its official seat (statutaire zetel) in Amsterdam, the Netherlands, and its office at Zuidplein 126, WTC H-Tower, 15th floor, 1077 XV Amsterdam, the Netherlands, registered with the Dutch Trade Register under number 71768068 or any successor, transferee or assignee thereof.

“Major Default” means the occurrence of an Event of Default under Clauses 25.1 (Non-payment), 25.7 (Cross-default), 25.8 (Insolvency), 25.9 (Insolvency proceedings), 25.11 (Unlawfulness), 25.12 (Cessation of business) and/or 25.16 (Material adverse change).

“Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 66 2/3% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2⁄3% of the Total Commitments immediately prior to the reduction).

“Margin” means, in relation to any Loan, the percentage per annum set out below:

Period	Margin (% per annum)
From and including the Closing Date until the first anniversary of the Closing Date (excluded):	3.90
From and including the first anniversary of the Closing Date until the second anniversary of the Closing Date (excluded):	3.90

Period	Margin (% per annum)
From and including the second anniversary of the Closing Date until the third anniversary of the Closing Date (excluded):	3.90
From and including the third anniversary of the Closing Date until the fourth anniversary of the Closing Date (excluded):	4.10
From and including the fourth anniversary until the fifth anniversary of the Closing Date:	4.30

“Material Adverse Effect” means any event or series of events which, taking into account all the circumstances, is or is likely to:

(a)	be materially adverse to the business, assets or financial condition of the Group taken as a whole;

(b)	have a material adverse effect on the ability of an Obligor to perform its payment obligations under any of the Finance Documents (taking into account resources available to the Group); or

(c)	affect the validity, effectiveness enforceability or ranking of any Security granted pursuant to the Finance Documents.

“Material Commercial Agreements” means each commercial agreement existing or to be entered into by a Material Company with a third-party in relation to the Group’s core business which is generating annual revenues (individually per contract) of more than EUR 3,000,000 per Financial Year or lifetime revenues (individually per contract) of more than EUR 15,000,000.

“Material Companies” means:

(a)	the Borrower; and

(b)	any Subsidiary of the Borrower (other than any Unrestricted Subsidiary) which is:

(i)	the borrower under a Structural Intercompany Loan; or

(ii)

a member of the Group accounting (on an unconsolidated basis excluding intra-Group items) for (x) more than ten per cent. (10%) of the consolidated revenues of the Group in any Financial Year, (y) which consolidated revenues exceeds EUR 15,000,000 in any Financial Year or (z) more than ten per cent. (10%) of the total assets of the Group as shown in the latest Group Annual Financial Statements delivered to the Agent in accordance with Clause 21.1 (Financial Statements); or

(iii)

a member of the Group which is a Holding Company of a Material Company or which acquires a Material Company (and for the avoidance of doubt, such member of the Group shall be deemed to be a Material Company at the time of such acquisition); or

(iv)	a member of the Group to which a Material Company transfers all or substantially all of its assets; and

(c)	any other member of the Group which is designated from time to time by the Borrower (in its absolute discretion) in order to comply with the provisions of Clause 23.33 (Guarantee coverage).

“Maximum Utilisation Amount” means, in respect of any Utilisation under the Capex Facility (other than the first Utilisation), the amount (if any) by which the Capex Facility Amount exceeds the Historic Excess Utilisation Amount.

“Mega-E SPVs” means (i) Mega-E Charging B.V., a private limited liability company (Besloten Vennootschap) incorporated on 4 July 2017 and existing under the laws of the Netherlands with legal seat at Arnhem, the Netherlands, in Westervoortsedijk 73 KB, 6827 AV. Trade Register no. 000069126712 and (ii) any of its Subsidiaries acquired and/or incorporated directly or indirectly by Allego Holding B.V.).

“Meridiam” means Meridiam EI and its Affiliates, including for the avoidance of doubt, Meridiam SAS.

“Meridiam EI” means Meridiam EI SAS a société par actions simplifiée incorporated under the laws of France, with its registered office at 4 place de l’Opéra, 75002 Paris, and registered with the commercial and company register of Paris (registre du commerce et des sociétés de Paris) under number 839 874 583 R.C.S Paris.

“Meridiam Managed Vehicles” means any investment vehicles managed by Meridiam SAS, whose operational decisions are made by, and members of its board of directors are appointed by, Meridiam SAS.

“Meridiam SAS” means Meridiam SAS a société par actions simplifiée incorporated under the laws of France, with its registered office at 4 place de l’Opéra, 75002 Paris, and registered with the commercial and company register of Paris (registre du commerce et des sociétés de Paris) under number 483 579 389 R.C.S Paris.

“Meridiam Shareholders” means Meridiam and/or the Meridiam Managed Vehicles.

“MOMA” means Modélisations, Mesures et Applications SA, a société anonyme incorporated under the laws of France, with its registered office at 75, avenue des Champs Elysées, 75008 Paris, France and registered with the commercial and company register of Paris (registre du commerce et des sociétés de Paris) under number 438 134 140 R.C.S Paris, and its Affiliates.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)

(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

“New Lender” has the meaning given to it in Clause 26 (Changes to the Lenders).

“Non-Acceptable L/C Lender” means a Lender under the Guarantee Facility which:

(a)

is not an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” (other than a Lender which each Issuing Bank has agreed is acceptable to it notwithstanding that fact);

(b)	is a Defaulting Lender; or

(c)

has failed to make (or has notified the Agent that it will not make) a payment to be made by it under Clause 7.3 (Indemnities) or Clause 28.11 (Lenders’ indemnity to the Agent) or any other payment to be made by it under the Finance Documents to or for the account of any other Finance Party in its capacity as Lender by the due date for payment unless the failure to pay falls within the description of any of those items set out at paragraphs (i) and (ii) of the definition of “Defaulting Lender”.

“Non-Recourse Debt” means any Financial Indebtedness to be applied to finance the ownership, acquisition (through an asset or a share deal), development, design, construction, operation or maintenance of an Unrestricted Subsidiary provided that, such acquisition is a Permitted Acquisition and the creditor of such Financial Indebtedness has no recourse whatsoever for the repayment of or payment of any sum relating to such Financial Indebtedness against any member of the Group, except by way of the enforcement of any Security given:

(a)	over shares (or similar equity interests) of the Unrestricted Subsidiary; or

(b)	over intra-group loans granted (or to be granted) to the Unrestricted Subsidiary,

to secure such financing.

“Obligors” means the Borrower and any Guarantor.

“Original Financial Statements” means the audited consolidated financial statements of the Group for its financial year ending on 31 December 2021.

“Parallel Debt Agreement” means the agreement entitled “Parallel Debt Agreement” governed by English law dated the Signing Date and entered into between, amongst others, the Borrower, the Agent and the Security Agent.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“Perfection Requirements” means the making or the procuring of the appropriate registration, filings, endorsements, notarisations, stampings and/or notification of the Security Documents and/or the Transaction Security created thereunder.

“Permitted Acquisition” means:

(a)	an acquisition by way of merger which is a Permitted Reorganisation;

(b)	an acquisition of, or investment in, any share or interest in a Permitted Joint-Venture;

(c)	an acquisition of Cash Equivalent Investments;

(d)	an acquisition of shares or securities pursuant to a Permitted Securities Issue;

(e)

to the extent not financed with the Capex Facility, an acquisition by a member of the Group of an asset sold, leased, transferred or otherwise disposed of by another member of the Group in circumstances constituting a Permitted Disposal; and

(f)

an acquisition by a member of the Group of (A) the issued share capital of a limited liability company representing at least fifty point one per cent (50.1 per cent) of the share capital and voting rights in that limited liability company or additional shares of limited liability companies in respect of which at least fifty point one per cent (50.1 per cent) of the share capital and voting rights are already owned by a member of the Group at the time of the acquisition, or (B) (if the acquisition is made by a limited liability company whose sole purpose is to make the acquisition), a business or undertaking carried on as a going concern, but only if in respect of (A) and (B):

(i)	the acquired company, business or undertaking complies with the conditions set out in paragraph (b) of the definition of “Permitted Investment”;

(ii)	at the time such member of the Group commits to make the acquisition and at the time the acquisition is completed, no Major Default is continuing or would occur as a result of the acquisition;

(iii)	the company whose acquisition is contemplated is not subject to any event or circumstances referred to in Clause 25.8 (Insolvency) or Clause 25.9 (Insolvency proceedings);

(iv)	if all or part of the consideration payable for such acquisition is financed by way of a Utilisation under the Capex Facility:

(I)	the EBITDA of the acquired company, business or undertaking is positive on a pro forma basis for the previous twelve (12) month period; and

(II)

the consideration payable for such acquisition does not exceed individually EUR 10,000,000 and, when aggregated to the acquisition price of all other Permitted Acquisitions financed in whole or in part with the proceeds of the Capex Facility as at that date, EUR 30,000,000; and

(III)

a pledge over the shares or securities of the acquired company and any receivables under any shareholder loan made available to such acquired company is granted to the benefit of the Finance Parties as soon as practicable following its acquisition in a form and substance satisfactory to the Security Agent; and

(v)

if all the consideration payable for such acquisition is financed by way of additional Junior Funds, the consideration payable for such acquisition does not exceed when aggregated to the acquisition price of all other Permitted Acquisitions financed in whole by way of additional Junior Funds as at that date, EUR 25,000,000.

(g)

an incorporation of, an acquisition of shares issued by, or a subscription of a share capital increase from, its direct Subsidiary that is an Unrestricted Subsidiary provided that such incorporation, issuance or share capital increase does not cause the Unrestricted Subsidiary Investment to exceed the Unrestricted Subsidiary Investment Cap.

“Permitted Alternative Debt” means Financial Indebtedness (including one or more facilities or notes) incurred, established or borrowed by a Material Company which are not documented under this Agreement provided that (unless otherwise agreed by all the Lenders) each of the following applicable conditions are met:

(a)

the relevant Financial Indebtedness constitutes subordinated or (either through a sharing of Transaction Security on a first lien basis or, if not legally possible, on a contractual basis) pari passu debt liabilities;

(b)

the termination date of any Permitted Alternative Debt shall be no earlier than the Termination Date of any of the Facilities (or, if at such time the Facilities have been repaid in full or would be repaid in full after giving effect to the application of proceeds from the Permitted Alternative Debt, any termination date) unless the maturity applicable to the relevant Facility is (or is offered to be) amended such that, following such amendment, the maturity condition (as applicable) would be satisfied; and

(c)	there is no scheduled amortisation under the relevant Permitted Alternative Debt;

(d)

the amount incurred under such Permitted Alternative Debt (other than any Permitted Alternative Debt which constitutes subordinated liabilities) does not exceed, alone and in aggregate with any Permitted Alternative Debt previously incurred by any member of the Group, EUR 50,000,000;

(e)

the Borrower provides the Agent with a certificate signed by its chief executing officer, its chief financial officer or any other of its legal representatives, confirming that the Leverage Ratio set out in paragraph (a)(ii) of the definition of “Permitted Payment” will be complied with (calculated pro forma taking into account the contemplated Permitted Alternative Debt) on the date of first utilisation under the contemplated Permitted Alternative Debt;

(f)

no Event of Default or Drawstop Event has occurred on the day on which the Permitted Alternative Debt Notice is delivered to the Agent and on the day of the first utilisation under the relevant Permitted Alternative Debt or would result from the incurrence of such Permitted Alternative Debt;

(g)

the relevant Permitted Alternative Debt shall not have a right to receive mandatory prepayments in priority to (or on a greater pro rata basis than) any of the Facilities (except for mandatory prepayments resulting from illegality or sanctions);

(h)	the Permitted Alternative Debt is denominated in Euros;

(i)	the Hedging Programme is complied with;

(j)

the Borrower has delivered to the Agent a duly completed Permitted Alternative Debt Notice specifying the applicable amount, currency, interest period, amortisation profile, maturity, availability period, expected drawdown date and purpose and including details of and compliance with the aforementioned conditions in respect of the relevant Permitted Alternative Debt; and

(k)	the relevant provider of such Permitted Alternative Debt (to the extent not already a party to the Intercreditor Agreement) shall have acceded to the Intercreditor Agreement.

“Permitted Alternative Debt Notice” means, in respect of any Permitted Alternative Debt, a notice substantially in the form set out in Schedule 14 (Form of Permitted Alternative Debt Notice for Permitted Alternative Debt) (or any other form agreed between the Agent and the Borrower (each acting reasonably)) delivered by the Borrower to the Agent in accordance with paragraph (j) of the definition of “Permitted Alternative Debt”.

“Permitted Disposal” means:

(a)	any sale, lease, licence, transfer or other disposal:

(i)	of trading stock or cash made by a member of the Group in the ordinary course of trading of the disposing entity;

(ii)	of any asset (including shares) by a member of the Group to another member of the Group;

(iii)	of assets in exchange for other assets comparable or superior as to type, value and quality;

(iv)	of obsolete or redundant assets;

(v)	of Cash Equivalent Investments for cash or in exchange for other Cash Equivalent Investments;

(vi)	made in the ordinary course of business at arm’s length and on normal commercial terms;

(vii)

in order to comply with the requirements of section 7f of the German Social Security Code Part IV (Sozialgesetzbuch IV) or section 4 of the German Act for the Improvement of Occupational Pension Schemes (Gesetz zur Verbesserung der betrieblichen Altersversorgung); and

(viii)	subject to Clause 9.9 (Disposal proceeds), of shares in any member of the Group which is not an Obligor to any person which is not a member of the Group.

“Permitted Financial Indebtedness” means Financial Indebtedness:

(a)	incurred under a Finance Document or Junior Funds provided that Junior Funds in the form of shareholder debt shall not exceed in aggregate at any time EUR 2,000,000;

(b)	constituting Existing Indebtedness and which is discharged on or prior to the Closing Date (save to the extent otherwise permitted herein);

(c)	constituting Permitted Alternative Debt;

(d)	arising under any loan made by a member of the Group under the Cash Pooling Agreement, cash netting or cash management arrangement in the ordinary course of business between members of the Group;

(e)	arising under overdrafts or other fluctuating debit balances in an aggregate outstanding principal amount not exceeding at any time EUR 5,000,000;

(f)	arising in relation to the discounting, sale or factoring of trade receivables which are not made on a de-recognition basis under the Base Accounting Principles;

(g)	arising under a Permitted Treasury Transaction, a Permitted Joint-Venture, a Permitted Guarantee or a Permitted Loan;

(h)	which constitutes a pre-financing of an Unrestricted Subsidiary Investment;

(i)

arising from any short-term loan (not exceeding 3 months), guarantee, bonding, documentary or stand-by letter of credit or foreign exchange facility not exceeding in aggregate at any given time EUR 25,000,000 (or its equivalent in any other currency(ies)).

(j)

arising under any bank guarantee, surety (Bürgschaft) or any other instrument issued by a bank or financial institution upon request of a member of the Group in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV); and

(k)	not permitted by the preceding paragraphs and the aggregate outstanding principal amount of which does not exceed EUR 1,000,000 at any time.

“Permitted Guarantee” means:

(a)	any guarantee arising under a Finance Document;

(b)

any guarantee given in the ordinary course of business at arm’s length terms by a member of the Group in respect of its own obligations or the obligations of other members of the Group, provided that the aggregate amount of such guarantees (not taking into account guarantees issued under or in connection with any Permitted Financial Indebtedness) shall not exceed at any time the lesser of (i) 30% of the Group consolidated revenues for the backward looking 12-month period and (ii) EUR 30,000,000;

(c)

any guarantee imposed or requested by the relevant authority for Tax, social security contributions, assessments or charges of a member of the Group which are either (i) not yet due, or (ii) are being contested in good faith;

(d)	the joint and several liability for Tax purposes arising by operation of law in connection with the Dutch Fiscal Unity;

(e)

any guarantee given in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV);

(f)	any guarantee, indemnity, undertaking or commitment which is permitted as or in relation to a Permitted Financial Indebtedness;

(g)

any guarantee of obligations of an Unrestricted Subsidiary not otherwise allowed under this definition provided that the aggregate amount guaranteed does not cause the Unrestricted Subsidiary Investment to exceed the Unrestricted Subsidiary Investment Cap;

(h)

any indemnity given for the purposes of a Permitted Disposal where such indemnity is given on terms and conditions customary for the type of disposal and is in an amount not exceeding the total consideration for that disposal; and

(i)	not permitted by the preceding paragraphs and the aggregate outstanding principal amount of which does not exceed EUR 1,000,000 at any time.

“Permitted Holding Company Activity” means:

(a)	customary holding company activities;

(b)	the making or receipt of any Permitted Loans;

(c)	any Financial Indebtedness and/or other liabilities incurred and any loan, guarantee or payment made and/or transactions entered into under the Finance Documents or the Finance Documents;

(d)	any guarantee of Permitted Financial Indebtedness;

(e)

the provision of management and administrative services and the secondment of employees to, and guaranteeing the obligations of its Subsidiaries, of a type customarily provided by a holding company to its subsidiaries (provided that, in the case of guarantees, the guaranteed obligations are undertaken in the ordinary course of business of the relevant member of the Group);

(f)	activities desirable to maintain its Tax status;

(g)	liabilities for, or in connection with, the Dutch Fiscal Unity, including for the avoidance of doubt any payments in relation thereto;

(h)	receipt of Junior Funds;

(i)	the receipt or making of any Permitted Payments;

(j)	making claims (and the receipt of any related proceeds) for rebates or indemnification with respect to Taxes;

(k)	activities in connection with any litigation or court or other proceedings that are, in each case, being contested in good faith;

(l)	ownership of shares in its Subsidiaries;

(m)	the ownership of cash balances or Cash Equivalent Investments at any time (including arising under any Cash Pooling Arrangement) and the on lending of cash intra Group;

(n)	incurring liabilities arising by operation of law;

(o)

entering into a transaction or having rights and/or incurring liabilities in connection with any Permitted Disposal, Permitted Securities Issue, Permitted Financial Indebtedness, Permitted Investment, Permitted Transaction, Permitted Loan or Permitted Reorganisation;

(p)	granting Permitted Security;

(q)	any activity or transaction in connection with any potential Listing,

in each case provided such action is not prohibited under the terms of this Agreement;

“Permitted Investment” means:

(a)	any investment in a Permitted Joint-Venture;

(b)	any incorporation of any Subsidiary (directly or indirectly), provided that:

(i)

such Subsidiary is incorporated in the following jurisdictions: a country within the European Economic Area, the United Kingdom, Switzerland, the United States, Canada, Australia, New Zealand, South Korea or Japan;

(ii)	it is a limited liability entity;

(iii)	its activities and services are a similar type or nature as the activities or services already carried out by the Group on the Signing Date;

(iv)	it is not incorporated in a Sanctioned Country;

(v)	it is not a Sanctioned Person; and

(vi)	its activities are not subject to Sanctions; and

(c)	any Permitted Acquisition.

“Permitted Joint-Venture” means any Joint-Venture or similar arrangement entered into by a member of the Group provided that:

(a)	it is expected to generate additional revenues for the Group and/or, when relevant, generate economic synergies and economies of scale;

(b)	at the time such member of the Group enters into the contract creating such Joint-Venture, no Event of Default is continuing;

(c)	if all or part of the investment made is financed by way of a Utilisation under the Capex Facility:

(i)	the amount invested when aggregated to the amount invested in other permitted Joint-Venture financed in whole or in part with the proceeds of the Capex Facility, does not exceed EUR 5,000,000; and

(ii)

such Permitted Joint-Venture is organised in such a way as to limit the aggregate liability of that member of the Group so that when aggregated to the maximum liability amount of the Group under other Joint-Ventures financed in whole or in part with the proceeds of the Capex Facility the total liability maximum amount of the members of the Group does not exceed EUR 5,000,000; and

(d)	if all or part of the investment made is financed by way of additional Junior Funds:

(i)

the amount invested when aggregated to the amount invested in other permitted Joint-Venture financed in whole by additional Junior Funds, does not exceed (A) in respect of an O&M Joint-Venture, EUR 10,000,000 (individually) or (B) in respect of a EPC Joint-Venture, EUR 20,000,000 (individually) and (C) in aggregate for all Permitted Joint-Ventures financed in whole by additional Junior Funds, EUR 30,000,000; and

(ii)

such Permitted Joint-Venture is organised in such a way as to limit the aggregate liability of that member of the Group so that when aggregated to the maximum liability amount of the Group under other Joint-Ventures financed in whole by additional Junior Funds, the total liability maximum amount of the members of the Group does not exceed (A) in respect of an O&M Joint-Venture, EUR 10,000,000 (individually) or (B) in respect of a EPC Joint-Venture, EUR 20,000,000 (individually) and (C) in aggregate for all Permitted Joint-Ventures financed in whole by additional Junior Funds, EUR 30,000,000.

provided further that:

(i)

for the purpose of this definition, the term “investment” or “invested” shall comprise any acquisition of an ownership interest in, transfer of assets or loan to or grant of a guarantee or security in respect of Financial Indebtedness of, a Joint-Venture, in each case without double counting;

(ii)

any reference to an investment in this definition shall be a reference to that investment as renewed, extended or otherwise replaced from time to time, however any increase in that investment must be otherwise included in the scope of this definition.

“Permitted Loan” means:

(a)	any loan which constitutes Permitted Financial Indebtedness;

(b)	any loan made by a member of the Group to another member of the Group and which is not a Structural Intercompany Loan;

(c)	any Structural Intercompany Loan;

(d)	any loan made to a Permitted Joint-Venture;

(e)

any loan made to an Unrestricted Subsidiary so long as the aggregate amount of such loans does not cause the Unrestricted Subsidiary Investment to exceed the Unrestricted Subsidiary Investment Cap, on a net basis taking into account loan made by an Unrestricted Subsidiary to the relevant Material Company; and

(f)

any loan made by way of a deferred consideration due from a purchaser in relation to a Permitted Disposal or any vendor loan or similar instrument issued or entered into in respect of a Permitted Disposal.

“Permitted Payments” means:

(a)	any Distribution, provided that:

(i)	no Event of Default has occurred and is continuing when the relevant Distribution is made;

(ii)

the most recently delivered Compliance Certificate states that for the Testing Period ending on the Testing Date immediately preceding the date on which that Distribution is made or committed, the Leverage Ratio is less than 2:1 and the Borrower confirms through a certificate (certified by its chief executing officer, its chief financial officer or any other of its legal representatives) that pro forma taking into account such Distribution, such condition will still be complied;

(iii)	the Borrower is generating positive Free Cashflow when the payment is made;

(b)	any tax payment required to be made in the context of the Dutch Fiscal Unity;

(c)

if the Borrower ceases to be listed, any payment to third parties to fund reasonably incurred and duly documented professional, administrative, tax or regulatory fees or costs and other customary running costs incurred by the Borrower, in each case in the ordinary course of business in connection with the Borrower being a reporting entity or to the extent referable to acting as the Holding Company of the Group up to a maximum aggregate amount of EUR 500,000 per financial year; and

(d)	any repayment of Junior Funds by way of set-off against the subscription of a corresponding share capital increase.

“Permitted Reorganisation” means a merger involving any Obligor, provided that:

(a)	no Event of Default is continuing on the date of the relevant merger and no Event of Default would occur as a result of the relevant merger;

(b)

if such merger involves an Obligor and a non-Obligor, the Obligor is the surviving entity or, if the Obligor is not the surviving entity, the surviving entity accedes to this Agreement as a Guarantor and to the Intercreditor Agreement within 30 days following completion of such merger;

(c)	if such merger involves two or more Obligors:

(i)

the surviving entity(ies) of that merger is (are) liable under the Finance Documents for the obligations of that Obligor and the jurisdiction of incorporation of the surviving entity(ies) which are liable for that Obligor’s obligations is (are) the same as that of the relevant Obligor and Transaction Security equivalent to the ones granted by the non-surviving entity are granted by the surviving entity;

(ii)	the Borrower has delivered an up-to-date certified copy of the Group structure chart following the relevant merger;

(iii)	the Borrower has delivered a certified copy of the relevant merger agreement;

(iv)	a copy of the related corporate authorisations has been delivered to the Agent;

(v)

a legal opinion of Group’s legal advisers is addressed to, or capable of being relied on by, the Finance Parties confirming that (x) all corporate authorisations have been validly granted in relation to the contemplated merger, and (y) the surviving entity assumes all obligations of that Obligor under the Finance Documents.

“Permitted Securities Issue” means an issue of:

(a)

securities by a member of the Group (other than the Borrower) to its immediate Holding Company (save when such securities are subscribed by way of set-off against a Structural Intercompany Loan) and, if the existing securities of such member of the Group are subject of a Transaction Security, provided that the newly-issued securities also become subject to a Transaction Security on the same terms;

(b)	securities made in the context of a Listing; and

(c)	securities by the Borrower which constitutes Junior Funds, to the extent subject to a Transaction Security.

“Permitted Security” means:

(a)	any Security granted pursuant to the Finance Documents;

(b)	any Security or Quasi-Security granted by a member of the Group (other than the Borrower) which is existing on the Signing Date;

(c)

any Security arising under the general terms and conditions of banks in the Netherlands or of banks and Sparkassen in Germany (Allgemeine Geschäftsbedingungen der Banken und Sparkassen) or similar general terms and conditions of banks with whom any member of the Group maintains a banking relationship in the ordinary course of business or any Security over bank accounts or retention rights in respect of deposits granted in favour of the account bank as part of that bank’s standard terms and conditions;

(d)	any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by any member of the Group;

(e)

any cash cover granted as security for (i) the contingent liabilities referred to in paragraph (i) of the definition of “Permitted Financial Indebtedness” or (ii) any Permitted Guarantee provided that such cash cover is proportionate to the amount of such contingent liabilities and is released upon repayment of such contingent liabilities (and the corresponding account is closed upon repayment of such contingent liabilities);

(f)	any netting or set-off arrangement under the Cash-Pooling Agreement or the Dutch Fiscal Unity;

(g)	any Security or Quasi-Security securing any Permitted Alternative Debt (but only to the extent not otherwise prohibited under the definition of Permitted Alternative Debt);

(h)

any Security or Quasi-Security securing Permitted Financial Indebtedness not otherwise permitted in the preceding paragraphs, the outstanding principal amount of which (when aggregated with the outstanding principal amount of any other indebtedness which has the benefit of Security given by any member of the Group other than any permitted under the paragraphs above) does not exceed € 2,000,000 (or its equivalent in any other currency(ies));

(i)

over shares (or similar equity interests) of an Unrestricted Subsidiary or intra-group loans granted or to be granted to any Unrestricted Subsidiary, to secure any indebtedness and/or other obligations incurred by any Unrestricted Subsidiary;

(j)

any Security or Quasi-Security arising under any retention of title, extended retention of title (verlängerter Eigentumsvorbehalt), hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods or, in the case of an extended retention of title arrangement, receivables resulting from the sale of such goods supplied to a member of the Group in the ordinary course of trading and on the supplier’s standard or usual terms and not arising as a result of any default or omission by any member of the Group;

(k)

any lien arising under the general terms and conditions of banks and Sparkassen (Allgemeine Geschäftsbedingungen der Banken und Sparkassen) or similar general terms and conditions of banks with whom any member of the Group maintains a banking relationship in the ordinary course of business;”

(l)	any landlord’s pledge (Vermieterpfandrecht) arising by operation of law under a lease in favour of the relevant third party landlord;

(m)

any Security or Quasi-Security given in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV); and

(n)

any Security or Quasi-Security in respect of liabilities owed to a German Intra-Group Lender (as defined in the Intercreditor Agreement) only, if and to the extent that Security or Quasi-Security is required for the relevant German Intra-Group Lender (or its general partner, as the case may be) in order to comply with its obligations under sections 30 and/or 43 of the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) or sections 57 and/or 93 of the German Stock Corporation Act (Aktiengesetz);

“Permitted Transaction” means:

(a)

any disposal required, Financial Indebtedness incurred, guarantee, indemnity or Security or Quasi-Security given, or other transaction arising, under or as a consequence of an undertaking under the Finance Documents;

(b)

transactions (other than: (i) any sale, lease, licence, transfer or other disposal; and (ii) the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading on arm’s length terms; and

(c)	any Permitted Reorganisation.

“Permitted Treasury Transactions” means:

(a)	transactions entered or to be entered into in accordance with the Hedging Programme; and

(b)

transactions entered into for hedging of actual and potential exposures of an Obligor to fluctuations in any rate (including currency exchange rate) or price in the ordinary course of business and not for speculative purposes.

“Person” means any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint-venture, consortium, partnership or other entity (whether or not having a separate legal personality).

“Qualifying Lender” has the meaning given to it in Clause 14 (Tax gross up and indemnities).

“Quotation Day” means, in relation to any period for which an interest rate is to be determined two TARGET Days before the first day of that period.

“Real Period Revenue” means, for the purpose of calculating the Group EBITDA Margin Ratio, for each Testing Period, the revenue effectively generated on a consolidated basis by the Group (on a 12-month rolling basis) as shown:

(iii)

in relation to each Testing Period ending on 31 December, in the Group Annual Financial Statements for the Financial Year ended on such date delivered to the Agent in accordance with Clause 21.1(a); and

(iv)

in relation to each Testing Period ending on 30 June, in (A) the Group Half-Year Financial Statements for the first Semester of this Financial Year delivered to the Agent in accordance with Clause 21.1(b) and (B) the Group Quarterly Financial Statements for the third and fourth Financial Quarters of the immediately preceding Financial Year delivered to the Agent in accordance with Clause 21.1(c); and

“Reference Bank Quotation” means any quotation supplied to the Agent by a Reference Bank.

“Reference Bank Rate” means the arithmetic means of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks:

(a)

(other than where paragraph (b) below applies) as the rate at which the relevant Reference Bank believes one prime bank is quoting to another prime bank for interbank term deposits in euro within the Participating Member States for the relevant period; or

(b)

if different, as the rate (if any and applied to the relevant Reference Bank and the relevant period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator.

“Reference Banks” means, in relation to EURIBOR, the principal office in Paris of such entities as may be appointed by the Agent in consultation with the Borrower.

“Refinancing Facility” means the term loan facility made available under this Agreement as described in Clause 2.1 (The Refinancing Facility).

“Refinancing Facility Commitment” means:

(a)

in relation to an Original Lender, the amount in Euro set opposite its name under the heading “Refinancing Facility Commitment” in Schedule 1 (The Original Lenders) and the amount of any other Refinancing Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 26 (Changes to the Lenders); and

(b)

in relation to any other Lender, the amount in Euro of any Refinancing Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 26 (Changes to the Lenders),

to the extent not cancelled, reduced, transferred by it under this Agreement.

“Refinancing Facility Lender” means:

(a)	each Original Lender listed as a Refinancing Facility Lender in Schedule 1 (The Original Lenders); and

(b)	any bank or financial institution which has become a Party as a Refinancing Facility Lender in accordance with Clause 26 (Changes to the Lenders),

which, in each case, has not ceased to be a Refinancing Facility Lender in accordance with the terms of this Agreement.

“Refinancing Loan” means a loan made or to be made under the Refinancing Facility or the principal amount outstanding for the time being of that loan.

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Relevant MC Testing Date” has the meaning given to it in Clause 23.33 (Guarantee coverage).

“Relevant Market” means the European interbank market.

“Remedial Plan” has the meaning given to it in Clause 22.3(a) (Drawstop Event).

“Renewal Request” means a written notice delivered to the Agent in accordance with Clause 6.6 (Renewal of a Letter of Credit).

“Repeating Representations” means each of the representations set out in Clauses 20.1 (Status) to 20.6 (Governing law and enforcement), 20.10 (No default), 20.11(a) and (c) (No misleading information), 20.17 (Anti-bribery, anti-corruption and anti-money laundering), 20.18 (Sanctions) and 20.28 (Centre of main interests).

“Report” means:

(a)	the technical due diligence report prepared by Arup dated on or before the Closing Date;

(b)	the red flag due diligence report prepared by Linklaters LLP (Paris) dated on or before the Closing Date ;

(c)	the model audit report prepared by PwC dated on or before the Closing Date ; and

(d)	the commercial due diligence report prepared by Roland Berger dated on or before the Closing Date ,

in each case in the agreed form and addressed (on a reliance basis) to the Mandated Lead Arrangers, the Agent, the Security Agent and each Original Lender.

“Reporting Letter” means the Reporting Letter, to be provided by the Borrower, in accordance with clause 21.7 (Green Loan Principles) for the purpose of reporting on (i) the allocated actual use of proceeds in line with the ‘Use of Proceeds’ component of the Green Loan Principles and (ii) the achieved environmental impact of the Facilities in line with the ‘Reporting’ component of the Green Loan Principles, substantially in the form set out in Schedule 8 (Form of Reporting Letter). This letter needs to be verified by an external verifier.

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

“Resignation Letter” means a letter substantially in the form set out in Schedule 6 (Form of Resignation Letter).

“Rollover Loan” means one or more Guarantee Facility Loans:

(a)	made or to be made on the same day that:

(i)	a maturing Guarantee Facility Loan is due to be repaid; or

(ii)	a demand by the Agent pursuant to a drawing in respect of a Letter of Credit is due to be met;

(b)	the aggregate amount of which is equal to or less than the amount of the maturing Guarantee Facility Loan or the relevant claim in respect of that Letter of Credit;

(c)	in the same currency as the maturing Guarantee Facility Loan or the relevant claim in respect of that Letter of Credit; and

(d)	made or to be made to the Borrower for the purpose of:

(i)	refinancing that maturing Guarantee Facility Loan; or

(ii)	satisfying the relevant claim in respect of that Letter of Credit.

“Sanctioned Country” means any country or territory or government which is the subject to country-wide or territory-wide Sanctions.

“Sanctioned Person” means any person who is a designated target of Sanctions or is otherwise a subject of Sanctions (including without limitation as a result of being (a) owned or controlled directly or indirectly by any person which is a designated target of Sanctions, or (b) organised under the laws of, or a citizen or resident of, any country that is subject to general or country-wide Sanctions.

“Sanctions” means any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted, imposed or enforced by a Sanctions Authority.

“Sanctions Authority” means:

(a)	the United Nations;

(b)	the United States of America;

(c)	the European Union (or any present or future member state thereof); and

(d)	the United Kingdom; and

(e)

the governments and official institutions or agencies of any of paragraphs (a) to (d) above, including OFAC, the United Nation Security Council, the European Council, the US Department of State and His Majesty’s Treasury.

“Screen Rate” means in relation to EURIBOR, the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrower.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Documents” means (i) any agreement, document or instrument specified in Part II (Conditions Precedent to first Utilisation) of Schedule 2 (Conditions Precedent) or (ii) any other document entered into by any Guarantors as specified in Part III (Conditions Precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions Precedent) and (iii) any other document designated as such by the Borrower and the Agent.

“Shareholders” means the Main Shareholder and any other person or entity holding from time to time an equity interest in the Borrower.

“Signing Date” means the date hereof.

“Specified Time” means a day or time determined in accordance with Schedule 9 (Timetables).

“Structural Intercompany Loan” means any intercompany loan(s) made available from time to time by an Obligor to any of its Subsidiaries, for a minimum amount of EUR 2,000,000 made available under a Structural Intercompany Loan Agreement.

“Structural Intercompany Loan Agreement” means an agreement between an Obligor and any of its Subsidiary whereby Structural Intercompany Loans are to be made available by such Obligor to that Subsidiary, entered into in form and substance satisfactory to the Agent and which shall include in particular provisions that allow acceleration of such Structural Intercompany Loan upon the exercise by the Agent of its rights under Clause 25.17 (Acceleration).

“Subsidiary” means in relation to any company, corporation or other legal entity (a “holding company”), a company, corporation or other legal entity:

(a)	which is controlled, directly or indirectly, by the holding company;

(b)	in which a majority of the voting rights are held by the holding company, either alone or pursuant to an agreement with others;

(c)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the holding company; or

(d)	which is a subsidiary of another Subsidiary of the holding company,

and, for this purpose, a company, corporation or other legal entity shall be treated as being controlled by another if that other company, corporation or other legal entity is able to determine the composition of the majority of its board of directors or equivalent body.

“Super Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 85% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 85% of the Total Commitments immediately prior to the reduction).

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in euro.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“TEG Letter” has the meaning given to it in Clause 10.5 (Effective Global Rate (Taux Effectif Global)).

“Term” means each period determined under this Agreement for which the Issuing Bank is under a liability under a Letter of Credit.

“Term Loan” means a Refinancing Loan or a Capex Loan.

“Term Loan Facility” means the Refinancing Facility and the Capex Facility.

“Termination Date” means the date which is fifth (5th) anniversary of the Closing Date.

“Testing Date” has the meaning given to it in Clause 22.1 (Financial definitions).

“Total Capex Facility Commitments” means the aggregate of the Capex Facility Commitments, being EUR 200,000,000 as at the Signing Date.

“Total Commitments” means the aggregate of the Total Refinancing Facility Commitments, the Total Capex Facility Commitments and the Total Guarantee Facility Commitments, being EUR 400,000,000 as at the Signing Date.

“Total Guarantee Facility Commitments” means the aggregate of the Guarantee Facility Commitments, being EUR 30,000,000 as at the Signing Date.

“Total Net Debt” has the meaning given to it in Clause 22.1 (Financial definitions).

“Total Refinancing Facility Commitments” means the aggregate of the Refinancing Facility Commitments, being EUR 170,000,000 as at the Signing Date.

“Transaction Costs” means any amount payable pursuant to the Finance Documents and any fees, commissions, costs (including, without limitation, hedging costs, legal costs and financing costs) and expenses, stamp, registration and other taxes incurred or to be incurred by any member of the Group in connection with the Finance Documents.

“Transaction Security” means the Security created or expressed to be created pursuant to the Security Documents.

“Transfer Agreement” means an agreement substantially in the form set out in Schedule 4 (Form of Transfer Agreement) or any other form agreed between the Agent and the Borrower.

“Transfer Date” means, in relation to a transfer, the later of:

(a)	the proposed Transfer Date specified in the relevant Transfer Agreement; and

(b)	the date on which the Agent executes the Transfer Agreement.

“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under the Finance Documents.

“Unrestricted Subsidiary” means any limited liability Subsidiary designated by the Borrower (including any Holding Company of such Subsidiary) as an unrestricted entity or any joint venture a shareholder of which is an Unrestricted Subsidiary (an “Unrestricted Joint Venture”) provided that:

(a)

any equity injected in such entity (whether by way of share capital or shareholder loan) should either come from additional Junior Funds or distributable amounts (and provided that conditions for Distributions set out in paragraph (a) of the definition of “Permitted Payment” are complied with); and

(b)

the financing of either (i) any acquisition by an Unrestricted Subsidiary of any business or undertaking or (ii) the conduct and/or development by an Unrestricted Subsidiary of any business does not cause, in each case, the Unrestricted Subsidiary Investment Cap to be exceeded, it being specified that:

(i)	no Material Company may be designated as an Unrestricted Subsidiary; and

(ii)

no member of the Group may be designated as an Unrestricted Subsidiary (A) if the Unrestricted Subsidiary Investment exceeds the Unrestricted Subsidiary Investment Cap as at the relevant Unrestricted Subsidiary designation date and/or (B) if an Event of Default is continuing or would result from such designation.

“Unrestricted Subsidiary Investment” means the aggregate of all amounts falling under each of the permitted exceptions (calculated on a net basis, where applicable) referred to in:

(a)	paragraph (g) of the definition of “Permitted Acquisition”;

(b)	paragraph (g) of the definition of “Permitted Guarantee”; and

(c)	paragraph (e) of the definition of “Permitted Loan”.

“Unrestricted Subsidiary Investment Cap” means at any time, without double-counting:

(a)

the aggregate proceeds of any Non-Recourse Debt raised by an Unrestricted Subsidiary (pro-rata to the participation of the relevant member of the Group in the share capital of such Unrestricted Subsidiary if it is an Unrestricted Joint-Venture); plus

(b)

(i)	any amount of Junior Funds; or

(ii)	any amount permitted to be distributed to the Shareholders but which has not yet been paid, directly or indirectly made available to an Unrestricted Subsidiary,

in each case during the period from (and including) the day immediately following the Closing Date to (and including) such time and to the extent such amount is not otherwise applied;

(c)	cashflows from the Group (not funded by any of the means referred to in (a) to (b) above) not exceeding in aggregate at any time EUR 2,000,000.

“US” means the United States of America.

“Utilisation” means a Loan or a Letter of Credit.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made or the relevant Letter of Credit is to be issued.

“Utilisation Rate” has the meaning given to it in Clause 22.3 (Drawstop Event).

“Utilisation Request” means a notice substantially in the form set out in Schedule 3 (Requests).

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)

any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“White List” means the list set out in Schedule 11 (White List).

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)

the “Agent”, the “Mandated Lead Arrangers”, any “Finance Party”, any “Lender”, any “Obligor”, any “Party”, a “Guarantor”, any “Issuing Bank” or any other person a shall be construed so as to include its successors in title, permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)

“corporate reconstruction” includes in relation to any company any contribution of part of its business in consideration of shares (apport partiel d’actifs) and any demerger (scission) implemented in accordance with articles L.236-1 to L.236-24 of the French Code de commerce;

(iv)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated, supplemented, extended or restated;

(v)	a “group of Lenders” includes all the Lenders;

(vi)	“gross negligence” means “faute lourde”;

(vii)	a “guarantee” includes any type of “sûreté personnelle”;

(viii)	“indebtedness” includes any obligation (whether incurred as principal, as surety or otherwise) for the payment or repayment of money, whether present or future, actual or contingent;

(ix)	the “Interest Period” of a Letter of Credit shall be construed as a reference to the Term of that Letter of Credit;

(x)	a Lender’s “participation” in relation to a Letter of Credit, shall be construed as a reference to the relevant amount that is or may be payable by a Lender in relation to that Letter of Credit;

(xi)

a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint-venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xii)

an Obligor providing “cash cover” for a contingent liability referred to in paragraph (i) of the definition of “Permitted Financial Indebtedness” means an Obligor paying an amount in the currency of the contingent liability to an interest-bearing account opened in its name;

(xiii)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(xiv)	a “security interest” includes any type of security and transfer by way of security;

(xv)	a “transfer” includes any means of transfer of rights and/or obligations under French law;

(xvi)	“trustee, fiduciary and fiduciary duty” has in each case the meaning given to such term under any applicable law;

(xvii)	“wilful misconduct” means “dol”;

(xviii)	a Utilisation made or to be made to the Borrower includes a Letter of Credit issued on its behalf;

(xix)	a provision of law is a reference to that provision as amended or re-enacted; and

(xx)	unless a contrary indication appears, a time of day is a reference to Paris time.

(b)

The determination of the extent to which a rate is “for a period equal in length” to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)	Section, Clause and Schedule headings are for ease of reference only.

(d)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)

The Borrower providing “cash cover” for a Letter of Credit means the Borrower paying an amount in the currency of the Letter of Credit to an interest-bearing account and the following conditions being met:

(i)	either:

(a)

the account is in the name of the Borrower and is with the Issuing Bank for which that cash cover is to be provided and, subject to paragraph (b) of Clause 7.6 (Regulation and consequences of cash cover provided by Borrower), until no amount is or may be outstanding under that Letter of Credit, withdrawals from the account may only be made to pay the relevant Finance Party amounts due and payable to it under this Agreement in respect of that Letter of Credit; or

(b)	the account is in the name of the Issuing Bank for which that cash cover is to be provided; and

(ii)

the Borrower has executed documentation in form and substance satisfactory to the Issuing Bank for which that cash cover is to be provided, creating a first ranking security interest, or other collateral arrangement, in respect of the amount of that cash cover.

(f)	The Borrower “repaying” or “prepaying” a Letter of Credit means:

(i)	the Borrower providing cash cover for that Letter of Credit;

(ii)	the maximum amount payable under the Letter of Credit being reduced or cancelled in accordance with its terms; or

(iii)	the Issuing Bank being satisfied that it has no further liability under that Letter of Credit or,

and the amount by which a Letter of Credit is repaid or prepaid under paragraphs (i) and (ii) above is the amount of the relevant cash cover, reduction or cancellation.

(g)	An amount borrowed includes any amount utilised by way of Letter of Credit.

(h)	A Lender funding its participation in a Utilisation includes a Lender participating in a Letter of Credit.

(i)	Amounts outstanding under this Agreement include amounts outstanding under or in respect of any Letter of Credit.

(j)	An outstanding amount of a Letter of Credit at any time is the maximum amount that is or may be payable by the Borrower in respect of that Letter of Credit at that time.

(k)	The Borrower’s obligation on Utilisations becoming “due and payable” includes the Borrower repaying any Letter of Credit in accordance with paragraph (f) above.

(l)	A Default or an Event of Default is “continuing” if it has not been remedied or waived.

(m)	A Drawstop Event is “continuing” if it has not been remedied or waived.

1.3	Belgian terms

In this Agreement, where it relates to a Belgian entity, a reference to:

(a)

a liquidator, receiver, administrative receiver, administrator or similar officer includes a curator/curateur, vereffenaar/liquidateur, voorlopige bewindvoerder/administrateur provisoire, commissaris inzake opschorting/commissaire au sursis, mandataris ad hoc/mandataire ad hoc, sekwester/séquestre and an insolventiefunctionaris/ praticien de l’insolvabilité;

(b)

a security interest includes a mortgage (hypotheek/hypothèque), a pledge (pand/nantissement), a privilege (voorrecht/privilège), a retention of title (eigendomsvoorbehoud/réserve de propriété), a real surety (zakelijke zekerheid/sûreté réelle), a transfer by way of security (overdracht ten titel van zekerheid/transfert à titre de garantie) and a promise or mandate to create any of the security interest mentioned above;

(c)

commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness includes any negotiations conducted with a view to reaching a settlement agreement (minnelijk akkoord/accord amiable) with two or more of its creditors pursuant to Book XX of the Belgian Code of Economic Law;

(d)	a person being unable to pay its debts is that person being in a state of cessation of payments (staking van betaling/cessation de paiements);

(e)	a suspension of payments, moratorium of any indebtedness or reorganisation includes any gerechtelijke reorganisatie/réorganisation judiciaire or staking van betaling/cessation de paiements;

(f)

a composition, assignment or similar arrangement with any creditor includes gerechtelijke reorganisatie/réorganisation judiciaire, as applicable, and minnelijk akkoord met schuldeisers/accord amiable avec des créanciers;

(g)	an insolvency includes faillissement/faillite, gerechtelijke reorganisatie/reorganisation judiciaire and any other concurrence between creditors (samenloop van schuldeisers/concours des créanciers);

(h)	a winding up, liquidation, administration or dissolution includes vereffening/liquidation, ontbinding/dissolution and faillissement/faillite;

(i)	an attachment, sequestration, distress, execution or analogous events includes uitvoerend beslag/saisie exécutoire and bewarend beslag/saisie conservatoire;

(j)

an amalgamation, demerger, merger, consolidation or corporate reconstruction includes a overdracht van algemeenheid/transfert d’universalité, overdracht van bedrijfstak/transfert de branche d’activité, splitsing/scission and fusie/fusion and assimilated transaction in accordance with article 12:7 and 12:8 of the Belgian Code of Companies and Associations (gelijkgestelde verrichting/opération assimilée);

(k)	the “Belgian Code of Companies and Associations” means the Belgian Wetboek van vennootschappen en verenigingen/Code des sociétés et des associations, as amended from time to time;

(l)	the “Belgian Companies Code” means the Belgian Wetboek van Vennootschappen/Code des Sociétés dated 7 May 1999, as amended and/or superseded from time to time;

(m)	the “Belgian Civil Code” means the Belgian oud Burgerlijk Wetboek / ancien Code Civil as amended and/or superseded from time to time.

(n)	the “Belgian Code of Economic Law” means the Belgian Wetboek van Economisch Recht/Code de Droit Economique dated 28 February 2013, as amended and/or superseded from time to time;

(o)	“constitutional documents” means the articles of association (statuten/statuts);

(p)	gross negligence means zware fout/faute lourde; and

(q)	wilful misconduct or wilful breach means bedrog/dol.

1.4	Dutch Terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(a)	a “director” means a managing director (bestuurder) and board of directors means its managing board (bestuur);

(b)	the “suspension of payments” or a “moratorium” includes surseance van betaling;

(c)	a “dissolution” includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(d)

“any step or procedure taken in connection with insolvency proceedings” includes a Dutch entity having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) but not (for the avoidance of doubt) where such notice is (deemed) filed by reason of a request by that person for the postponement of its tax liability payments made – and the authorities’ consent to and actual postponement of such payments – in accordance with the Decree of the Dutch State Secretary for Finance dated 13 September 2022, Decree nr. 2022-219271 (Besluit noodmaatregelen coronacrisis) (as preceded, amended or replaced from time to time);

(e)	a “receiver” or “administrative receiver” does not include a curator or bewindvoerder;

(f)	a “provisional liquidator” or “trustee” includes a curator;

(g)	an “administrator” includes a bewindvoerder;

(h)	an “attachment” includes a beslag;

(i)	an “insolvency” does not include a stille bewindvoering;

(j)

a “security interest” includes, in respect of a Dutch entity or in connection with any security in the Netherlands, a retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), a right of retention (recht van retentie), a right to reclaim goods (recht van reclame) and in general any right in rem (beperkt recht) created for the purpose of granting security (goederenrechtelijke zekerheid); and

(k)

a “necessary action to authorise”, where applicable, includes any action required to comply with the Dutch Works Councils Act (Wet op de ondernemingsraden) and obtaining a neutral or positive advice (advies) from the competent works council(s).

1.5	German Terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(a)	a “receiver”, “administrator” includes an Insolvenzverwalter, a vorläufiger Insolvenzverwalter, a Zwangsverwalter, a Sachverwalter or a vorläufiger Sachwalter;

(b)

“director” includes any statutory legal representative(s) (organschaftlicher Vertreter) of a person pursuant to the laws of its jurisdiction of incorporation, including but not limited to, in relation to a person incorporated or established in Germany, a “managing director” (Geschäftsführer) or “member of the board of directors” (Vorstand);

(c)	a “disposal” includes:

(i)	a Verfügung;

(ii)	the entry into an agreement upon a priority notice (Auflassungsvormerkung);

(iii)	an agreement on the transfer of title to a property (Auflassung) in whole or part; and

(iv)	the partition of an ownership in a property (Grundstücksteilung);

(d)	references to the “German Civil Code” are references to the Bürgerliches Gesetzbuch;

(e)	a “winding up”, “administration” or “dissolution” (and each of those terms) includes insolvency proceedings (Insolvenzverfahren).

1.6	French terms

In this Agreement, where it relates to a French entity, a reference to:

(a)	“control” has the meaning given in article L.233-3 of the French Code de commerce;

(b)	“financial assistance” has the meaning given in article L.225-216 of the French Code de commerce;

(c)	“gross negligence” means “faute lourde”;

(d)	a “guarantee” includes any “cautionnement”, “aval” and any “garantie” which is independent from the debt to which it relates;

(e)	“merger” includes any “fusion” implemented in accordance with articles L.236-1 to L.236-24 of the French Code de commerce;

(f)

a “reconstruction” includes, in relation to any company, any contribution of part of its business in consideration of shares (apport partiel d’actifs) and any demerger (scission) implemented in accordance with articles L.236-1 to L.236-24 of the French Code de commerce;

(g)	a “security interest” includes any type of security (sûreté réelle), transfer or assignment by way of security and fiducie-sûreté; and

(h)	“wilful misconduct” means “dol”.

1.7	Blocking Regulation

(a)

Any provision of paragraph (b)(iv) to (b)(vi) of the definition of “Permitted Investment”, Clauses 9.1 (Illegality), 9.2 (Illegality in relation to Issuing Bank), 20.18 (Sanctions) and 23.23 (Sanctions) shall not apply to or benefit any person if and to the extent that such person complying with or agreeing to or accepting any rights under or enjoying the benefit of (including by exercising any rights on the grounds of breach of or with respect to any request under) such provisions is or would result in a violation of or conflict with any applicable Blocking Regulation by reason of breach of any applicable Blocking Regulation.

(b)	For the purposes of this Clause, “Blocking Regulation” means:

(i)

any provision of Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom (as amended from time to time)

(ii)	any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018; or

(iii)	section 7 of the German Foreign Trade and Payments Regulation (AWV) (Außenwirtschaftsverordnung) (in connection with section 4 para 1 no. 3 foreign trade law (AWG) (Außenwirtschaftsgesetz); or

(iv)	any similar blocking law or regulation.

SECTION 2

THE FACILITIES

2.	The Facilities

2.1	The Refinancing Facility

Subject to the terms of this Agreement, the Refinancing Facility Lenders make available to the Borrower a term loan facility in an aggregate amount equal to the Total Refinancing Facility Commitments.

2.2	The Capex Facility

Subject to the terms of this Agreement, the Capex Facility Lenders make available to the Borrower a term loan facility in an aggregate amount equal to the Total Capex Facility Commitments.

2.3	The Guarantee Facility

(a)

Subject to the terms of this Agreement, the Guarantee Facility Lenders make available to the Borrower a revolving credit facility in an aggregate amount equal to the Total Guarantee Facility Commitments.

2.4	Finance Parties’ rights and obligations

(a)

The obligations of each Finance Party under the Finance Documents are several (conjointes et non solidaires). Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from the Borrower is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by the Borrower which relates to a Finance Party’s participation in the Facilities or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by the Borrower.

(c)	A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

2.5	Obligors’ agent

(a)

Upon its accession to this Agreement, each Guarantor irrevocably appoints the Borrower to act on its behalf as its agent (the “Obligor’s Agent”) in relation to the Finance Documents and irrevocably authorise:

(i)

the Borrower as the Obligors’ Agent on their behalf to supply all information concerning themselves contemplated by this Agreement to the Finance Parties and to give and receive all notices, consents and instructions (including Utilisation Requests), to agree, accept and execute on their behalf all documents in connection with the Finance Documents (including amendments and variations of and consents under any Finance Document) and to execute any new Finance Document and to take such other action as may be necessary or desirable under or in connection with the Finance Documents; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Borrower as Obligors’ Agent,

It being specified that for this purpose each Guarantor incorporated in Germany releases the Borrower to the fullest extent possible from the restrictions of section 181 of the German Civil Code (Bürgerliches Gesetzbuch).

(b)	Each Obligor (other than the Borrower) confirms that:

(i)	they will be bound by any action taken by the Borrower as Obligors’ Agent under or in connection with the Finance Document; and

(ii)	each Finance Party may rely on any action purported to be taken by the Borrower as Obligors’ Agent on behalf of that Obligor.

(c)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

3.	PURPOSE

3.1	Refinancing Facility Purpose

All amounts borrowed under the Refinancing Facility shall be applied towards the refinancing of the Existing Indebtedness (including, without limitation, accrued interest, hedge termination costs, break costs, penalties, make-whole, prepayment fees and any other fees, costs and expenses in relation thereto).

3.2	Capex Facility Purpose

The Borrower shall apply (directly or indirectly (including through on-lending to a member of the Group)) all amounts borrowed by it under the Capex Facility towards:

(a)	the financing or refinancing (directly or indirectly) of up to 70 per cent. of (i) the Group’s Capital Expenditures incurred from the Closing Date or (ii) any Permitted Acquisition;

(b)	on the Closing Date, the funding of the Debt Service Reserve Account in accordance with the Funds Flow Statement; and

(c)	the financing and/or the refinancing of any Transaction Costs.

3.3	Guarantee Facility Purpose

All amounts borrowed under the Guarantee Facility by way of Loans shall be applied (i) when utilised by way of Guarantee Facility Loans, towards the funding of the issuance of guarantees and letters of credit by or on behalf of the Group and (ii) when utilised by way of Letters of Credit, towards the general corporate purposes of the Group.

3.4	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement, including without limitation, the monitoring of and/or verifying compliance with the Green Loan Principles.

3.5	Green Loan

All Utilisations under any Loan shall be made available to finance Eligible Green Investments, in full compliance with the Core Components of the Green Loan Principles.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

(a)

The Borrower may not deliver a Utilisation Request unless the Agent has received no later than the Signing Date all of the documents and other evidence listed in Part I (Conditions Precedent to Signing) of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

(b)

Other than to the extent that any Lender notifies the Agent in writing to the contrary before the Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification, unless directly caused by its gross negligence or wilful misconduct.

4.2	Conditions precedent to first Utilisation

(a)

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in respect of the first Utilisation if on the date of the Utilisation Request and on the proposed Utilisation Date for such Utilisation, the Agent has received no later than the Closing Date all of the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

(b)

Other than to the extent that any Lender notifies the Agent in writing to the contrary before the Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification, unless directly caused by its gross negligence or wilful misconduct.

4.3	Further conditions precedent

(a)

Without prejudice to Clauses 4.1 and 4.2 above, the Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to a Utilisation under a Term Loan Facility if on the date of the Utilisation Request and on the proposed Utilisation Date:

(i)	a duly completed Utilisation Request has been delivered to the Agent;

(ii)	no Event of Default is continuing or would result from the proposed Utilisation;

(iii)	in relation to any Utilisation under the Capex Facility (other than the first Utilisation):

(A)	no Drawstop Event is continuing;

(B)	the amount of the proposed Utilisation does not exceed the Maximum Utilisation Amount;

(C)

the Borrower has provided evidence that the Gearing Ratio (calculated pro forma taking into account the proposed Utilisation) does not exceed 66 2⁄3% on the basis of the Existing Junior Funds and Junior Funds made available until (and including) the Utilisation Date;

(D)	the Borrower has provided:

1.	the latest Budget evidencing the amount of growth Capital Expenditure and Permitted Acquisitions contemplated for the immediately following Financial Semester; and

2.

a certificate signed by its chief executing officer, its chief financial officer or any other of its legal representatives setting out in reasonable details the amount of growth Capital Expenditure incurred and Permitted Acquisitions completed for the ending Financial Semester, for the purpose of the calculation of the Maximum Utilisation Amount;

(E)

in relation to any Utilisation to finance growth Capital Expenditures, the Borrower has provided the signed lease agreements in connection with the sites to be financed by the proposed Utilisation; and

(F)	the Repeating Representations are true in all material respects.

(b)

the Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to any Guarantee Facility Loan (other than a Rollover Loan) if on or before the Utilisation Date for that Loan:

(i)	no Event of Default is continuing or would result from the proposed Utilisation;

(ii)	the Repeating Representations are true and accurate in all material respects,

it being specified that the only conditions applicable for a Rollover Loan shall be the absence of acceleration of any Facility.

4.4	Conditions precedent for the sole benefit of the Lenders

The conditions precedent provided for in Clause 4.1 (Initial conditions precedent) to Clause 4.3 (Further conditions precedent) are stipulated for the sole benefit of the Lenders.

SECTION 3

UTILISATION

5.	UTILISATION

5.1	Delivery of a Utilisation Request

The Borrower may utilise a Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period; and

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 11 (Interest Periods).

(b)	Only one Loan may be requested in each Utilisation Request.

(c)	Only one Capex Loan may be requested per Financial Semester.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be Euro.

(b)	The amount of the proposed Loan must be a minimum of EUR 500,000 or, if less, the Available Facility.

5.4	Lenders’ participation

(a)

If the conditions set out in this Agreement have been met (and subject to Clause 8(b) (Repayment of Guarantee Facility Loans)), each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

5.5	Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period.

5.6	Clean Down

The Borrower shall ensure that any outstanding Guarantee Facility Loans and the amount of any issued Letter of Credit shall not exceed the amount of cash or Cash Equivalent Investments held by wholly-owned members of the Group (other than cash held on the Debt Service Reserve Account or any bank account of the Borrower or any member of the Group which has been pledged to any entity other than the Finance Parties) for a period of not less than five (5) successive Business Days in each of its Financial Years, as confirmed in a certificate signed by its chief executing officer, its chief financial officer or any other of its legal representatives provided to the Agent within ten (10) Business Days after the end of each Financial Year. Not less than thirty (30) calendar days shall elapse between two such periods.

6.	UTILISATIONS – LETTERS OF CREDIT

6.1	Guarantee Facility

(a)	The Guarantee Facility may be utilised by way of Letters of Credit.

(b)	Other than Clause 5.6 (Clean Down), Clause 5 (Utilisation) does not apply to Utilisations by way of Letters of Credit.

(c)

In determining the amount of the Available Facility and a Lender’s L/C Proportion of a proposed Letter of Credit for the purposes of this Agreement, the Available Commitment of a Lender will be calculated ignoring any cash cover provided for outstanding Letters of Credit.

6.2	Delivery of a Utilisation Request for Letters of Credit

(a)	The Borrower may request a Letter of Credit to be issued by delivery to the Issuing Bank (with a copy to the Agent) of a duly completed Utilisation Request not later than the Specified Time.

(b)	The Borrower may not request that a Letter of Credit be issued under the Guarantee Facility if, as a result of the proposed Utilisation, thirty (30) or more Letters of Credit would be outstanding.

6.3	Completion of a Utilisation Request for Letters of Credit

Each Utilisation Request for a Letter of Credit is irrevocable and will not be regarded as having been duly completed unless:

(i)	it specifies that it is for a Letter of Credit;

(ii)	it identifies the Issuing Bank which has agreed to issue the Letter of Credit;

(iii)	the proposed Utilisation Date is a Business Day within the Availability Period applicable to the Guarantee Facility;

(iv)	the currency and amount of the Letter of Credit comply with Clause 6.4 (Currency and amount);

(v)	the form of Letter of Credit is attached;

(vi)	the Expiry Date of the Letter of Credit falls on or before the Termination Date; and

(vii)

the identity of the beneficiary of the Letter of Credit is a counterparty of a member of the Group in the ordinary course of business or the issuer of a guarantee or letter of credit for the general corporate purpose of the Group or any other beneficiary approved by the Issuing Bank and the Majority Lenders.

6.4	Currency and amount

(i)	The currency specified in a Utilisation Request must be Euro.

(ii)	The amount of the proposed Letter of Credit must be a minimum of EUR 500,000 or, if less, the Available Facility.

6.5	Issue of Letters of Credit

(a)	If the conditions set out in this Agreement have been met, the Issuing Bank shall issue the Letter of Credit on the Utilisation Date.

(b)

In addition to sub-clause 4.1 (Initial conditions precedent) and sub-clause 4.2 (Conditions precedent to first Utilisation), the Issuing Bank will only be obliged to comply with paragraph (a) above if on the proposed Utilisation Date (other than in respect of a renewed Letter of Credit):

(i)	no Event of Default is continuing or would result from the proposed Utilisation; and

(ii)	the Repeating Representations to be made on such date are true and accurate in all material respects,

it being specified that the only condition applicable for a renewed Letter of Credit in accordance with Clause 6.6 (Renewal of a Letter of Credit) shall be the absence of acceleration of any Facility.

(c)	The amount of each Lender’s participation in each Letter of Credit will be equal to its L/C Proportion.

(d)

The Issuing Bank has no duty to enquire of any person whether or not any of the conditions set out in paragraph (b) above have been met. The Issuing Bank may assume that those conditions have been met unless it is expressly notified to the contrary by the Agent. The Issuing Bank will have no liability to any person for issuing a Letter of Credit based on such assumption.

(e)	The Issuing Bank is solely responsible for the form of the Letter of Credit that it issues. The Agent has no duty to monitor the form of that document.

(f)

Subject to paragraph (h) of Clause 28.7, each of the Issuing Bank and the Agent shall provide the other with any information reasonably requested by the other that relates to a Letter of Credit and its issue.

(g)	The Issuing Bank may issue a Letter of Credit in the form of a SWIFT message or other form of communication customary in the relevant market but has no obligation to do so.

6.6	Renewal of a Letter of Credit

(a)

The Borrower may request that any Letter of Credit issued on behalf of the Borrower be renewed by delivery to the Agent of a Renewal Request in substantially similar form to a Utilisation Request for a Letter of Credit by the Specified Time.

(b)

The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Letter of Credit except that the condition set out in paragraph (v) of Clause 6.3 (Completion of a Utilisation Request for Letters of Credit) shall not apply.

(c)	The terms of each renewed Letter of Credit shall be the same as those of the relevant Letter of Credit immediately prior to its renewal, except that:

(i)	its amount may be less than the amount of the Letter of Credit immediately prior to its renewal; and

(ii)	its Term shall start on the date which was the Expiry Date of the Letter of Credit immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.

(d)	Subject to paragraph (e) below, if the conditions set out in this Agreement have been met, the Issuing Bank shall amend and re-issue any Letter of Credit pursuant to a Renewal Request.

(e)

Where a new Letter of Credit is to be issued to replace by way of renewal an existing Letter of Credit, the Issuing Bank is not required to issue that new Letter of Credit until the Letter of Credit being replaced has been returned to the Issuing Bank or the Issuing Bank is satisfied either that it will be returned to it or otherwise that no liability can arise under it.

6.7	Reduction of a Letter of Credit

(a)	If, on the proposed Utilisation Date of a Letter of Credit, any Lender under the Guarantee Facility is a Non-Acceptable L/C Lender and:

(i)	that Lender has failed to provide cash collateral to the Issuing Bank in accordance with Clause 7.4 (Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover); and

(ii)

the Borrower of that proposed Letter of Credit has not exercised its right to provide cash cover to the Issuing Bank in accordance with paragraph (g) of Clause 7.4 (Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover), the Issuing Bank may reduce the amount of that Letter of Credit by an amount equal to the amount of the participation of that Non-Acceptable L/C Lender in respect of that Letter of Credit and that Non-Acceptable L/C Lender shall be deemed not to have any participation (or obligation to indemnify the Issuing Bank) in respect of that Letter of Credit for the purposes of the Finance Documents.

(b)	The Issuing Bank shall notify the Agent and the Borrower of each reduction made pursuant to this Clause 6.7.

(c)	This Clause 6.7 shall not affect the participation of each other Lender in that Letter of Credit.

6.8	Reduction or expiry of Letter of Credit

If the amount of any Letter of Credit is wholly or partially reduced or it is repaid or prepaid or it expires prior to its Expiry Date, the relevant Issuing Bank and the Borrower that requested the issue of that Letter of Credit shall promptly notify the Agent of the details upon becoming aware of them.

6.9	Appointment of additional Issuing Banks

Any Lender which has agreed to the Borrower’s request to be an Issuing Bank for the purposes of this Agreement shall become a Party as an “Issuing Bank” upon notifying the Agent and the Borrower that it has so agreed to be an Issuing Bank.

7.	LETTERS OF CREDIT

7.1	Immediately payable

If a Letter of Credit or any amount outstanding under a Letter of Credit is expressed to be immediately payable, the Borrower shall repay or prepay that amount immediately.

7.2	Claims under a Letter of Credit

(a)

If a Letter of Credit or any amount outstanding under a Letter of Credit becomes payable to a beneficiary or a claim has been made by the beneficiary in respect of that Letter of Credit or the amounts outstanding under that Letter of Credit on any date, the relevant Issuing Bank shall promptly notify the Borrower and the Agent of the amount of such claim.

(b)

The Borrower irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under a Letter of Credit and which appears on its face to be in order (in this Clause 7, a “claim”).

(c)

The Borrower shall immediately on demand or, if such payment is being funded by a Guarantee Facility Loan, shall within three (3) Business Days of demand, pay to the Agent for the Issuing Bank an amount equal to the amount of any claim.

(d)	The Borrower acknowledges that the Issuing Bank:

(i)	is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

(ii)	deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

(e)	The obligations of the Borrower under this Clause 7.2 will not be affected by:

(i)	the sufficiency, accuracy or genuineness of any claim or any other document; or

(ii)	any incapacity of, or limitation on the powers of, any person signing a claim or other document.

7.3	Indemnities

(a)

The Borrower shall immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank’s gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit.

(b)

Each Lender shall (according to its L/C Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank’s gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit (unless the Issuing Bank has been reimbursed by the Borrower pursuant to a Finance Document).

(c)	The Borrower shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank under this Clause 7.3 in respect of any Letter of Credit which it has requested.

(d)

The obligations of each Lender or Borrower under this Clause are continuing obligations and will extend to the ultimate balance of sums payable by that Lender or Borrower in respect of any Letter of Credit, regardless of any intermediate payment or discharge in whole or in part.

(e)

If the Borrower has provided cash cover in respect of a Lender’s participation in a Letter of Credit, the Issuing Bank shall seek reimbursement from that cash cover before making a demand of that Lender under Clause (b) above. Any recovery made by an Issuing Bank pursuant to that cash cover will reduce that Lender’s liability under Clause (b) above.

(f)

The obligations of any Lender or Borrower under this Clause will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause (without limitation and whether or not known to it or any other person) including:

(i)	any time, waiver or consent granted to, or composition with, any Obligor, any beneficiary under a Letter of Credit or any other person;

(ii)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor or any member of the Group;

(iii)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor, any beneficiary under a Letter of Credit or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(iv)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor, any beneficiary under a Letter of Credit or any other person;

(v)	any amendment (however fundamental) or replacement of a Finance Document, any Letter of Credit or any other document or security;

(vi)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, any Letter of Credit or any other document or security; or

(vii)	any insolvency or similar proceedings.

7.4	Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover

(a)

If, at any time, a Lender under the Guarantee Facility is a Non-Acceptable L/C Lender, the Issuing Bank may, by notice to that Lender, request that Lender to pay and that Lender shall pay, on or prior to the date falling 10 Business Days after the request by the Issuing Bank, an amount equal to that Lender’s L/C Proportion of:

(i)	the outstanding amount of a Letter of Credit; or

(ii)	in the case of a proposed Letter of Credit, the amount of that proposed Letter of Credit,

and in the currency of that Letter of Credit to an interest-bearing account either:

(A)	in the name of that Lender with the Issuing Bank; or

(B)	in the name of the Issuing Bank.

(b)

The Non-Acceptable L/C Lender to whom a request has been made in accordance with paragraph (a) above shall enter into a security document or other form of collateral arrangement over the account, in form and substance satisfactory to the Issuing Bank, as collateral for any amounts due and payable under this Agreement by that Lender to the Issuing Bank in respect of that Letter of Credit.

(c)

Subject to paragraph (f) below, withdrawals from such an account may only be made to pay the Issuing Bank amounts due and payable to it under this Agreement by the Non-Acceptable L/C Lender in respect of that Letter of Credit until no amount is or may be outstanding under that Letter of Credit.

(d)	Each Lender under the Guarantee Facility shall notify the Agent and the Borrower:

(i)	on the date of this Agreement or on any later date on which it becomes such a Lender in accordance with Clause 26 (Changes to the Lenders) whether it is a Non-Acceptable L/C Lender; and

(ii)	as soon as practicable upon becoming aware of the same, that it has become a Non-Acceptable L/C Lender,

and an indication in Schedule 1 (The Original Lenders), in a Transfer Agreement to that effect will constitute a notice under paragraph (i) above to the Agent and, upon delivery in accordance with Clause 26.7 (Copy of Transfer Certificate to the Borrower), to the Borrower.

(e)

Any notice received by the Agent pursuant to paragraph (d) above shall constitute notice to the Issuing Bank of that Lender’s status and the Agent shall, upon receiving each such notice, promptly notify the Issuing Bank of that Lender’s status as specified in that notice.

(f)

Notwithstanding paragraph (c) above, a Lender which has provided cash collateral in accordance with this Clause 7.4 may, by notice to the Issuing Bank, request that an amount equal to the amount provided by it as collateral in respect of the relevant Letter of Credit (together with any accrued interest) be returned to it:

(i)

to the extent that such cash collateral has not been applied in satisfaction of any amount due and payable under this Agreement by that Lender to the Issuing Bank in respect of the relevant Letter of Credit;

(ii)	if:

(A)	it ceases to be a Non-Acceptable L/C Lender; or

(B)	its obligations in respect of the relevant Letter of Credit are transferred to a New Lender in accordance with the terms of this Agreement; and

(iii)	if no amount is due and payable by that Lender in respect of a Letter of Credit,

and the Issuing Bank shall pay that amount to the Lender within 10 Business Days of that Lender’s request (and shall cooperate with the Lender in order to procure that the relevant security or collateral arrangement is released and discharged).

(g)

To the extent that a Non-Acceptable L/C Lender fails to provide cash collateral (or notifies the Issuing Bank that it will not provide cash collateral) in accordance with this Clause 7.4 in respect of a proposed Letter of Credit, the Issuing Bank shall promptly notify the Borrower (with a copy to the Agent) and the Borrower of that proposed Letter of Credit may, at any time before the proposed Utilisation Date of that Letter of Credit, provide cash cover in an amount equal to that Lender’s L/C Proportion of the amount of that proposed Letter of Credit.

7.5	Requirement for cash cover from Borrower

If:

(a)

a Non-Acceptable L/C Lender fails to provide cash collateral (or notifies the Issuing Bank that it will not provide cash collateral) in accordance with Clause 7.4 (Cash collateral by Non Acceptable L/C Lender and Borrower’s option to provide cash cover) in respect of a Letter of Credit that has been issued;

(b)

the Issuing Bank notifies the Borrower (with a copy to the Agent) that it requires the Borrower of the relevant Letter of Credit to provide cash cover in an amount equal to that Lender’s L/C Proportion of the outstanding amount of that Letter of Credit; and

(c)	the Borrower has not already provided such cash cover which is continuing to stand as collateral,

then the Borrower shall provide such cash cover within 10 Business Days of the notice referred to in paragraph (b) above.

7.6	Regulation and consequences of cash cover provided by Borrower

(a)

Any cash cover provided by the Borrower pursuant to Clause 7.4 (Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover) or Clause 7.5 (Requirement for cash cover from Borrower) may be funded out of a Guarantee Facility Loan.

(b)

Notwithstanding paragraph (e) of Clause 1.2 (Construction), the Borrower may request that an amount equal to the cash cover (together with any accrued interest) provided by it pursuant to Clause 7.4 (Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover) or Clause 7.5 (Requirement for cash cover from Borrower) be returned to it:

(i)	to the extent that such cash cover has not been applied in satisfaction of any amount due and payable under this Agreement by the Borrower to the Issuing Bank in respect of a Letter of Credit;

(ii)	if:

(A)	the relevant Lender ceases to be a Non-Acceptable L/C Lender; or

(B)	the relevant Lender’s obligations in respect of the relevant Letter of Credit are transferred to a New Lender in accordance with the terms of this Agreement; and

(iii)	if no amount is due and payable by the relevant Lender in respect of the relevant Letter of Credit,

and the Issuing Bank shall pay that amount to the Borrower within 5 Business Days of the Borrower’s request.

(c)

To the extent that the Borrower has provided cash cover pursuant to Clause 7.4 (Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover) or Clause 7.5 (Requirement for cash cover from Borrower), the relevant Lender’s L/C Proportion in respect of that Letter of Credit will remain (but that Lender’s obligations in relation to that Letter of Credit may be satisfied in accordance with paragraph paragraph (e) of Clause 1.2 (Construction)). However the Borrower’s obligation to pay any Letter of Credit fee in relation to the relevant Letter of Credit to the Agent (for the account of that Lender) in accordance with paragraph (b) of Clause 13.5 (Fees payable in respect of Letters of Credit) will be reduced proportionately as from the date on which it provides that cash cover (and for so long as the relevant amount of cash cover continues to stand as collateral).

(d)

The relevant Issuing Bank shall promptly notify the Agent of the extent to which the Borrower provides cash cover pursuant to Clause 7.4 (Cash collateral by Non-Acceptable L/C Lender and Borrower’s option to provide cash cover) or Clause 7.5 (Requirement for cash cover from Borrower) and of any change in the amount of cash cover so provided.

7.7	Right of contribution

No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this Clause 7.

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

8.	REPAYMENT

(a)	Repayment of Term Loans

(i)	The Borrower shall repay any Term Loan made available to it on the Termination Date.

(ii)	The Borrower may not reborrow any part of a Term Loan Facility which is repaid.

(b)	Repayment of Guarantee Facility Loans

(i)	The Borrower which has drawn a Guarantee Facility Loan shall repay that Loan on the last day of its Interest Period.

(ii)	Without prejudice to the Borrower’s obligation under paragraph (b) above, if:

(A)	one or more Guarantee Facility Loans are to be made available to the Borrower:

(I)	on the same day that a maturing Guarantee Facility Loan is due to be repaid by the Borrower; and

(II)	in whole or in part for the purpose of refinancing the maturing Guarantee Facility Loan; and

(B)

the proportion borne by each Lender’s participation in the maturing Guarantee Facility Loan to the amount of that maturing Guarantee Facility Loan is the same as the proportion borne by that Lender’s participation in the new Guarantee Facility Loans to the aggregate amount of those new Guarantee Facility Loans, the aggregate amount of the new Guarantee Facility Loans shall, unless the Borrower or the Borrower notifies the Facility Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Guarantee Facility Loan so that:

(I)	if the amount of the maturing Guarantee Facility Loan exceeds the aggregate amount of the new Guarantee Facility Loans:

1.	the Borrower will only be required to make a payment under Clause 31.1 (Payments to the Agent) in an amount equal to that excess; and

2.

each Lender’s participation in the new Guarantee Facility Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation in the maturing Guarantee Facility Loan and that Lender will not be required to make a payment under Clause 31.1 (Payments to the Agent) in respect of its participation in the new Guarantee Facility Loans; and

(II)	if the amount of the maturing Guarantee Facility Loan is equal to or less than the aggregate amount of the new Guarantee Facility Loans:

1.	the Borrower will not be required to make a payment under Clause 31.1 (Payments to the Agent); and

2.

each Lender will be required to make a payment under Clause 31.1 (Payments to the Agent) in respect of its participation in the new Guarantee Facility Loans only to the extent that its participation in the new Guarantee Facility Loans exceeds that Lender’s participation in the maturing Guarantee Facility Loan and the remainder of that Lender’s participation in the new Guarantee Facility Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation in the maturing Guarantee Facility Loan.

9.	PREPAYMENT AND CANCELLATION

9.1	Illegality

If, in any applicable jurisdiction, (A) it is or becomes unlawful for any Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so (including as a result of Sanctions) or (B) any member of the Group is or becomes a Sanctioned Person:

(a)	that Lender shall (or in the case of (B) above, any Lender may) promptly notify the Agent upon becoming aware of that event;

(b)

upon the Agent notifying the Borrower (or in the case of (B) above, if the relevant Lender so specifies in its notice or any subsequent notice), each Available Commitment of that Lender will be immediately cancelled; and

(c)

to the extent that the Lender’s participation has not been transferred pursuant to paragraph (d) of Clause 9.7 (Right of replacement or repayment and cancellation in relation to a single Lender), the Borrower shall (in the case of (B) above, if the relevant Lender so specifies in its notice or any subsequent notice) repay that Lender’s participation in the Loans made to the Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender’s corresponding Commitment(s) shall be cancelled in the amount of the participations repaid.

9.2	Illegality in relation to Issuing Bank

If, in any jurisdiction, (A) it is or becomes unlawful for an Issuing Bank to issue or leave outstanding any Letter of Credit or (B) any member of the Group is or becomes a Sanctioned Person:

(a)	that Issuing Bank shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Borrower, the Issuing Bank shall not be obliged to issue any Letter of Credit;

(c)

the Borrower shall procure that the Borrower shall use its best endeavours to procure the release of each Letter of Credit issued by that Issuing Bank and outstanding at such time on or before the date specified by the Issuing Bank in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law); and

(d)	unless any other Lender is or has become an Issuing Bank pursuant to the terms of this Agreement, the Guarantee Facility shall cease to be available for the issue of Letters of Credit.

9.3	Change of control

Upon the occurrence of a Change of Control or a sale of all or substantially all of the assets of the Group:

(a)	the Borrower shall promptly notify the Agent upon becoming aware of that event;

(b)	no Lender shall be obliged to fund a Utilisation (other than a Guarantee Facility Lender for a Rollover Loan only);

(c)

if a Lender so requires and notifies the Agent within fifteen (15) Business Days of the Borrower notifying the Agent of the event, the Agent shall, by not less than five (5) Business Days’ notice to the Borrower, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Lender will be cancelled and all such outstanding Loans and amounts will become immediately due and payable.

9.4	Voluntary cancellation

The Borrower may, if it gives the Agent not less than ten (10) Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR 250,000) of an Available Facility. Any cancellation under this Clause 9.4 shall reduce the Commitments of the Lenders rateably under the relevant Facility.

9.5	Voluntary prepayment of Term Loans

(a)

The Borrower to which a Loan has been made may, if it gives the Agent not less than ten (10) Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of any Term Loan (but, if in part, being an amount that reduces the amount of that Term Loan by a minimum amount of EUR 1,000,000) in accordance with Clauses 9.16 (Application of mandatory prepayments and cancellations) and 9.17 (Restrictions).

(b)	Any prepayment of a Term Loan under this Clause shall be applied on a pro rata basis between all Term Loans.

9.6	Voluntary prepayment of Guarantee Facility Utilisations

The Borrower may, if it gives the Agent not less than 10 Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Guarantee Facility Utilisation (but if in part, being an amount that reduces the Guarantee Facility Utilisation by a minimum amount of EUR 1,000,000 or, if less, the Available Facility).

9.7	Right of replacement or repayment and cancellation in relation to a single Lender or Issuing Bank

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 14.2 (Tax gross-up) or under an equivalent provision of any Finance Document; or

(ii)	any Lender or Issuing Bank claims indemnification from an Obligor under Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs); or

(iii)

any amount payable to any Lender by an Obligor under a Finance Document is not, or will not be (when the relevant corporate income tax is calculated) treated as a deductible charge or expense for Belgian or French tax purposes for that Obligor by reason of that amount being (i) paid or accrued to a Lender incorporated, domiciled, established or acting through the Facility Office situated in a Belgian Non-Cooperative Jurisdiction or French Non-Cooperative Jurisdiction, or (ii) paid to an account opened in the name of or for the benefit of that Lender in a financial institution situated in a Belgian Non-Cooperative Jurisdiction or French Non-Cooperative Jurisdiction,

the Borrower may, whilst the circumstance giving rise to the requirement for that increase, indemnification or non-deductibility for French tax purposes continues, give the Agent notice:

(i)

(if such circumstances relate to a Lender) of cancellation of the Commitment(s) of that Lender and its intention to procure the repayment of that Lender’s participation in the Loans or give the Agent notice of its intention to replace that Lender in accordance with paragraph (d) below.;

(ii)

(if such circumstance relate to the Issuing Bank) of repayment of any outstanding Letter of Credit issued by it and cancellation of its appointment as an Issuing Bank under this Agreement in relation to any Letters of Credit to be issued in the future.

(b)	On receipt of a notice of cancellation referred to in paragraph (a) above, the Commitment(s) of that Lender shall immediately be reduced to zero.

(c)

On the last day of each Interest Period which ends after the Borrower has given notice of cancellation under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender’s participation in that Utilisation.

(d)	If:

(i)	any of the circumstances set out in paragraph (a) above apply to a Lender; or

(ii)	a Lender becomes a Non-Consenting Lender (as defined in paragraph (g) below) or a Defaulting Lender;

(iii)	an Obligor becomes obliged to pay any amount in accordance with Clause 9.1 (Illegality) to any Lender,

the Borrower may, on 20 Business Days’ prior notice to the Agent and that Lender, replace that Lender by requiring that Lender to (and, to the extent permitted by law, that Lender shall) transfer pursuant to Clause 26 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to an Acceptable Bank which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with Clause 26 (Changes to the Lenders) for a purchase price in cash payable at the time of the transfer in an amount equal to the outstanding principal amount of such Lender’s participation in the outstanding Loans and all accrued interest, Break Costs, Letter of Credit fees and other amounts payable in relation thereto under the Finance Documents.

(e)	The replacement of a Lender pursuant to paragraph (d) above shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace the Agent;

(ii)	neither the Agent nor any Lender shall have any obligation to find a replacement Lender;

(iii)	in no event shall the Lender replaced under paragraph (d) above be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(iv)

the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (d) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that transfer; and

(v)	performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that transfer.

(f)

A Lender shall perform the checks described in paragraph (e)(iv) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (d) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks. The Agent shall perform the checks described in paragraph (e)(v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (d) above and shall notify that Lender and the Borrower when it is satisfied that it has complied with those checks.

(g)

In the event that the Borrower or the Agent (at the request of the Borrower) has requested the Lenders to give a consent in relation to, or to agree to a consent, waiver or amendment of, any provisions of a Finance Document and for which the unanimous consent of the Lenders was required and Lenders whose Commitments aggregate more than 85% of the Total Commitments or whose participations in the Loans then outstanding aggregate more than 85% of all the Loans then outstanding have consented or agreed to such consent, waiver or amendment, then any Lender who does not and continues not to consent or agree to such waiver or amendment within 20 Business Days of the relevant request being made to it (or if longer, such period specified in the Borrower’s request) shall be deemed a “Non-Consenting Lender”.

9.8	Mandatory prepayment and cancellation in relation to a single Lender

If it becomes unlawful for the Borrower to perform any of its obligations to any Lender under paragraph (c) of Clause 14.2 (Tax gross-up) or under an equivalent provision of any Finance Document,

(a)	the Borrower shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying that Lender, its Commitment(s) will be immediately cancelled; and

(c)

the Borrower shall repay that Lender’s participation in the Loans made to the Borrower on the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above or, if earlier, the date specified by that Lender in a notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

9.9	Disposal Proceeds

(a)	For the purpose of this Clause 9.9:

“Disposal” means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).

“Net Disposal Proceeds” means the consideration received in cash by any member of the Group (including any amount receivable in cash in repayment of intercompany debt) for any Disposal made by any member of the Group except for Excluded Disposal Proceeds and after deducting:

(i)	any reasonable expenses which are incurred by any member of the Group with respect to that Disposal to persons who are not members of the Group;

(ii)

any Tax incurred and required to be paid by the member of the Group which is the seller in connection with that Disposal (as reasonably determined by the seller, on the basis of existing rates and taking account of any available credit, deduction or allowance) including any amount due by a member of Group under a tax consolidation agreement.

“Excluded Disposal Proceeds” means (i) the proceeds arising from any Disposal made by any member of the Group to another member of the Group and (ii) the Disposal Proceeds which are committed to be reinvested within 12 months of such receipt and are reinvested within 18 months of the date of receipt of such Net Disposal Proceeds in financing any purchase of assets or Capital Expenditures.

(b)

Subject to Clause 9.14 (Legal and tax impediments), the Borrower shall ensure that an amount equal to 100 per cent of the Net Disposal Proceeds in excess, individually of EUR 3,500,000 or, in aggregate of EUR 7,000,000 throughout the life of the Facilities, is applied in prepayment of the Loans, in accordance with Clauses 9.16 (Application of mandatory prepayments and cancellations) and 9.17 (Restrictions).

9.10	Insurance Proceeds

(a)	For the purpose of this Clause 9.10:

“Excluded Insurance Proceeds” means the Net Insurances Proceeds:

(i)	designated to meet third party claims;

(ii)	designated to cover operating losses, loss of profits or business interruption in respect of which the relevant insurance claim was made; or

(iii)

committed to be reinvested within 12 months of such receipt and are reinvested within 18 months of the date of receipt of such Net Insurance Proceeds to replace, repair or reinstate the asset(s) to which those proceeds relate or to meet a liability in respect of which such Net Insurance Proceeds were received.

“Net Insurance Proceeds” means the cash proceeds of any insurance claim under any insurance maintained by any member of the Group except for Excluded Insurance Proceeds and after deducting:

(i)	any reasonable expenses in relation to that claim which are incurred by any member of the Group to persons who are not members of the Group;

(ii)	any Tax (x) incurred and required to be paid by a member of the Group in relation to that claim or (y) arising in connection with any transfer of the proceeds between members of the Group.

(b)

Subject to Clause 9.14 (Legal and tax impediments), the Borrower shall ensure that an amount equal to 100 per cent of the Net Insurance Proceeds in excess, for any Financial Year, of EUR 1,000,000, is applied in prepayment of the Loans, in accordance with Clauses 9.16 (Application of mandatory prepayments and cancellations) and 9.17 (Restrictions).

9.11	Excess Cashflow

The Borrower shall ensure that, an amount equal to the Excess Cashflow (after deducting an amount of EUR 1,000,000) attributable to any Financial Semester as calculated on the basis of the latest Group Annual Financial Statements or latest Group Half-Year Financial Statements delivered pursuant to Clause 21.1 (Financial Statements) (as applicable) multiplied by the applicable percentage set out in the table below, is applied towards prepayment of the Loans, in accordance with Clauses 9.16 (Application of mandatory prepayments and cancellations) and 9.17 (Restrictions) but subject to Clause 9.14 (Legal and tax impediments).

Percentage of Excess Cashflow	Testing Periods ending
0%	On or before 31 December 2025
50%	On 30 June 2026 and on 31 December 2026
100%	On 30 June 2027

9.12	Equity Cure

The Borrower shall ensure that an amount equal to the Equity Cure Amount (to the exclusion of any overcure amount) made available in accordance with Clause 22.5 (Equity Cure) multiplied by the applicable percentage set out in the table below, is applied in prepayment of the Loans in accordance with Clauses 9.16 (Application of mandatory prepayments and cancellations) and 7.14 (Restrictions), unless such amount is designated to be applied to the Debt Service Reserve Account in accordance with Clause 20.5(h) and is credited to the Debt Service Reserve Account in accordance therewith.

Equity Cure	Applicable percentage
First Equity Cure	25%
Second Equity Cure	50%
Third Equity Cure	75%
As from the Fourth Equity Cure	100%

9.13	Mandatory prepayment of the Capex Facility

On the earlier of (i) the date on which all Available Commitments under the Capex Facility have been utilised or cancelled and (ii) the last day of the Availability Period of the Capex Facility, the Borrower shall apply an amount corresponding to the difference (if positive) between (y) the aggregate amount of all Utilisations (to the extent not prepaid or repaid) under the Capex Facility and (z) the amount corresponding to 70% of the aggregate amount of all Group’s Capital Expenditures and Permitted Acquisitions carried out since the Closing Date.

9.14	Legal and tax impediments

(a)

If as a consequence of non-permissibility under local laws or without incurring costs (tax or otherwise) equal to or in excess of 3% of the amount to be applied in prepayment of the Loans, a member of the Group cannot distribute or up-stream an amount to another member of the Group required to be applied in prepayment of the Facilities in accordance with Clause 9.9 (Disposal Proceeds), 9.10 (Insurance Proceeds) or 9.11 (Excess Cashflow), such amount shall only be applied in prepayment of the Loans once any such up-streaming become legally feasible or is capable of being made without such material costs.

(b)

The Borrower shall use all its reasonable endeavours to overcome any such restrictions or to minimize any cost in relation thereof. If at any time such restrictions are removed, any relevant delayed early prepayment shall be made at the end of the next Interest Period.

9.15	Hedging Documents

The amount of any prepayment required to be made under Clause 9.9 (Disposal Proceeds), 9.10 (Insurance Proceeds), 9.11 (Cash sweep) and 9.13 (Mandatory prepayment of the Capex Facility) shall be reduced by the amount of any close-out costs under the Hedging Documents associated with any prepayment under any such Clause.

9.16	Application of mandatory prepayments and cancellations

(a)

A prepayment of Utilisations or cancellation of Available Commitments made under Clauses 9.9 (Disposal Proceeds), 9.10 (Insurance Proceeds), 9.11 (Excess Cashflow), 9.12 (Equity Cure) and 9.13 (Mandatory prepayment of the Capex Facility) shall be applied in prepayment of Loans in the following order:

(i)

first, in prepayment of Term Loans as contemplated in paragraphs (b) below, together with accrued interest on the amount prepaid, Break Costs (if any) and termination costs under Hedging Documents (if applicable);

(ii)	secondly, in cancellation of the corresponding Available Commitments of any Term Loan Facility;

(iii)	thirdly, in cancellation of the Available Commitments under the Guarantee Facility (and the Available Commitments of the Lenders under the Guarantee Facility will be cancelled rateably); and

(iv)	fourthly, in prepayment of Guarantee Facility Loans such that:

(A)	outstanding Guarantee Facility Loans shall be prepaid on a pro rata basis; and

(B)	outstanding Guarantee Facility Loans shall be prepaid before outstanding Letters of Credit (which shall then be prepaid on a pro rata basis),

and cancellation, in each case, of the corresponding Guarantee Facility Commitments.

(b)	Each prepayment of the Loans in accordance with Clauses 9.9 (Disposal Proceeds) and 9.10 (Insurance Proceeds) shall be made promptly upon receipt of the relevant proceeds.

(c)

Each prepayment of the Loans in accordance with Clauses 9.11 (Excess Cashflow) and 9.12 (Equity Cure) (as applicable) shall be applied in prepayment of a Loan on the last day of the current Interest Period relating to that Loan.

(d)

Any prepayment of a Loan (other than a prepayment pursuant to Clause 9.1 (Illegality), 9.7 (Right of replacement or repayment and cancellation in relation to a single Lender or Issuing Bank) or Clause 9.8 (Mandatory prepayment and cancellation in relation to a single Lender) shall be applied pro rata to each Lender’s participation in that Loan.

9.17	Restrictions

(a)

Any notice of cancellation or prepayment given by any Party under this Clause 9 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c)

For the avoidance of doubt, any amount not required to be applied in prepayment of the Facilities in accordance with this Clause 9 shall be available for the general corporate purpose of the relevant Obligor, including, subject to the provisions of this Agreement and the subordination provisions of the Intercreditor Agreement, for Permitted Payments.

(d)	The Borrower may not reborrow any part of a Term Loan Facility which is prepaid.

(e)	Unless a contrary indication appears in this Agreement, any part of the Guarantee Facility which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.

(f)	The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(g)	No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(h)	If the Agent receives a notice under this Clause 9 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

SECTION 5

COSTS OF UTILISATION

10.	INTEREST

10.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	EURIBOR.

10.2	Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six monthly intervals after the first day of the Interest Period).

10.3	Default interest

(a)

If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue to the fullest extent permitted by law and without notice (mise en demeure) on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent. per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 10.3 shall be immediately payable by the Borrower on demand by the Agent.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)

the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent. per annum higher than the rate which would have applied if the overdue amount had not become due.

(c)

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount only if, within the meaning of article 1343-2 of the French Code civil, such interest is due for a period of at least one year, but will remain immediately due and payable.

10.4	Notification of rates of interest
(a)	The Agent shall promptly notify the relevant Lenders and the Borrower of the determination of a rate of interest under this Agreement.

(b)	The Agent shall promptly notify the Borrower of each Funding Rate relating to a Loan.

10.5	Effective Global Rate (Taux Effectif Global)

For the purposes of articles L.314-1 to L.314-5 and R.314-1 et seq. of the French Code de la consommation and article L.313-4 of the French Code monétaire et financier, the Parties acknowledge that (i) the effective global rate (taux effectif global) calculated on the Signing Date, based on assumptions as to the period rate (taux de période) and the period term (durée de période) and on the assumption that the interest rate and all other fees, costs or expenses payable under this Agreement will be maintained at their original level throughout the term of this Agreement, is set out in a letter from the Agent to the Borrower (the “TEG Letter”) and (ii) the TEG Letter forms part of this Agreement. The Borrower acknowledges receipt of that letter.

11.	INTEREST PERIODS

11.1	Interest Periods
(a)	Subject to this Clause 11.1, an Interest Period for a Loan is six (6) Months or any other period agreed between the Borrower and the Agent (acting on the instructions of all the Lenders).

(b)	No Interest Period for a Loan shall extend beyond the Termination Date.

(c)	The first Interest Period for each Loan shall start on its Utilisation Date and end on the earlier of 30 June or 31 December immediately following such Utilisation Date.

(d)	Each following Interest Period shall start on the last day of the preceding Interest Period and end on the next Interest Payment Date.

(e)	A Guarantee Facility Loan has one Interest Period only.

11.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11.3	Consolidation of Loans

If two or more Interest Periods:

(i)	relate to Loans made to the Borrower; and

(ii)	end on the same date,

those Loans will be consolidated into, and treated as, a Loan on the last day of the Interest Period.

12.	CHANGES TO THE CALCULATION OF INTEREST

12.1	Unavailability of Screen Rate

(a)

Interpolated Screen Rate: If no Screen Rate is available for EURIBOR for the Interest Period of a Loan, the applicable EURIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Loan.

(b)	Reference Bank Rate: If no Screen Rate is available for EURIBOR for:

(i)	Euro; or

(ii)	the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable EURIBOR shall be the Reference Bank Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan.

(c)

Cost of funds: If paragraph (b) above applies but no Reference Bank Rate is available for the relevant currency or Interest Period there shall be no EURIBOR for that Loan and Clause 12.4 (Cost of funds) shall apply to that Loan for that Interest Period.

12.2	Calculation of Reference Bank Rate

(a)

Subject to paragraph (b) below, if EURIBOR is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by the Specified Time, the Reference Bank Rate shall be calculated based on the quotations of the remaining Reference Banks.

(b)	If at or about 11:30 a.m. on the Quotation Day, none or only one of the Reference Banks supplies a quotation, there shall be no Reference Bank Rate for the relevant Interest Period.

12.3	Market disruption

If before close of business in Paris on the Quotation Day for the relevant Interest Period the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 40% per cent. of that Loan) that the cost to it of funding its participation in that Loan would be in excess of EURIBOR then Clause 12.4 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

12.4	Cost of funds

(a)	If this Clause 12.4 applies, the rate of interest on the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the applicable Margin; and

(ii)

the weighted average of the rates notified to the Agent by each Lender as soon as practicable and in any event no later than on Business Day before the date on which interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)

If this Clause 12.4 applies and the Agent or the Borrower so requires, the Agent and the Borrower shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

(d)	If this Clause 12.4 applies pursuant to Clause 12.3 (Market disruption) and:

(i)	a Lender’s Funding Rate is less than EURIBOR; or

(ii)	a Lender does not supply a quotation by the time specified in paragraph (a)(ii) above,

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be EURIBOR.

(e)

If this Clause 12.4 applies pursuant to Clause 12.1 (Unavailability of Screen Rate) but any Lender does not supply a quotation by the time specified in paragraph (a)(ii) above the rate of interest shall be calculated on the basis of the quotations of the remaining Lenders.

12.5	Notification to the Borrower

If Clause 12.4 (Cost of funds) applies the Agent shall, as soon as is practicable, notify the Borrower.

12.6	Break Costs

(a)

The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

12.7	Modification and/or discontinuation of certain benchmarks

(a)	Without prejudice to any other provisions of this Clause 12, each Party acknowledges and agrees to the benefit of the other Party that:

(i)

EURIBOR benchmarks (i) may be subject to methodological or other changes which could affect its value, (ii) may not comply with applicable laws and regulations (such as the European Benchmark Regulation) and/or (iii) may be permanently discontinued;

(ii)

the occurrence of any of the aforementioned events and/or a Screen Rate Replacement Event may have adverse consequences which may materially impact the economics of the financing transaction contemplated under this Agreement.

(b)

The Parties further acknowledge that if any of the aforementioned events and/or a Screen Rate Replacement Event is forthcoming, they shall enter into negotiations with a view to agreeing the necessary changes to this Agreement in order to preserve the economics of the financing transaction contemplated therein for all the Parties and, in particular, the margin initially agreed between the Parties. Such negotiations shall be carried out by each Party in good faith and in consideration of the then prevailing market practice (without prejudice to the particularities, as the case may be, of this transaction).

(c)	For the purpose of this Clause 12.7, “Screen Rate Replacement Event” shall mean any of the events referred to in Clauses 12.1 (Unavailability of Screen Rate) to 12.4 (Cost of funds).

13.	FEES

13.1	Commitment fee

(a)

The Borrower shall pay to the Agent (for the account of each Lender) a fee in Euro computed at the rate of 35 per cent. per annum of the applicable Margin on that Refinancing Facility Lender’s Available Commitment for the Availability Period of the Refinancing Facility.

(b)

The Borrower shall pay to the Agent (for the account of each Lender) a fee in Euro computed at the rate of 35 per cent. per annum of the applicable Margin on that Capex Facility Lender’s Available Commitment for the Availability Period of the Capex Facility.

(c)

The Borrower shall pay to the Agent (for the account of each Lender) a fee in Euro computed at the rate of 35 per cent. per annum of the applicable Margin on that Guarantee Facility Lender’s Available Commitment for the Availability Period of the Guarantee Facility.

(d)

Each accrued commitment fee is payable on the last day of each successive period of three Months which ends during the relevant Availability Period, on the last day of the relevant Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

13.2	Structuring and Arrangement Fee

The Borrower shall pay to the Mandated Lead Arrangers a structuring and arrangement fee in the amount and at the times agreed in a Fee Letter.

13.3	Agency fee

The Borrower shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

13.4	Structuring coordination fee

The Borrower shall pay to the Structuring Bank a structuring coordination fee in the amount and at the times agreed in the relevant Fee Letter.

13.5	Fee payable in respect of Letters of Credit
(a)	The Borrower shall pay to the Issuing Bank a fronting fee in the amount and at the times agreed in the relevant Fee Letter.

(b)

The Borrower shall pay to the Agent (for the account of each Lender) a Letter of Credit fee in Euros (based on normal market rates) on the outstanding amount of each Letter of Credit for the period from the issue of that Letter of Credit until its Expiry Date. Subject to paragraph (c) of Clause 7.6 (Regulation and consequences of cash cover provided by Borrower), this fee shall be distributed according to each Lender’s L/C Proportion of that Letter of Credit.

(c)

The accrued fronting fee and Letter of Credit fee on a Letter of Credit shall be payable on the last day of each successive period of three Months (or such shorter period as shall end on the Expiry Date for that Letter of Credit) starting on the date of issue of that Letter of Credit. If the outstanding amount of a Letter of Credit is reduced, any fronting fee and Letter of Credit fee accrued in respect of the amount of that reduction shall be payable on the day that that reduction becomes effective.

(d)	If the Borrower provides cash cover in respect of any Letter of Credit:

(i)

the fronting fee payable to the Issuing Bank and (subject to paragraph (c) of Clause 7.6 (Regulation and consequences of cash cover provided by Borrower), the Letter of Credit fee payable for the account of each Lender shall continue to be payable until the expiry of the Letter of Credit; and

(ii)	to the extent that interest accrues on that cash cover for that Borrower’s account, the Borrower shall be entitled to access that interest to pay the fees described in paragraph (i) above.

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

14.	TAX GROSS UP AND INDEMNITIES

14.1	Definitions

(a)	In this Agreement:

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means a Lender which:

(i)

fulfils the conditions imposed by the law of the jurisdiction in which the relevant Obligor is tax resident in order for a payment of interest not to be subject to (or as the case may be, to be exempt from) any Tax Deduction; or

(ii)	is a Treaty Lender.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

“Treaty Lender” means a Lender which:

(i)	is treated as resident of a Treaty State for the purposes of the Treaty;

(ii)

does not carry on business in the jurisdiction in which the relevant Obligor is tax resident through a permanent establishment with which that Lender’s participation in the Loan is effectively connected;

(iii)	is acting from the Facility Office situated in its jurisdiction of incorporation; and

(iv)

fulfils any other conditions which must be fulfilled under the Treaty by residents of the Treaty State for such residents to obtain exemption from Tax imposed on interest by the jurisdiction in which the relevant Obligor is tax resident, subject to the completion of any necessary procedural formalities.

“Treaty State” means a jurisdiction having a double taxation agreement with the jurisdiction in which the relevant Obligor is tax resident (the “Treaty”), which makes provision for full exemption from Tax imposed by the jurisdiction in which the relevant Obligor is tax resident on interest payments.

(b)	Unless a contrary indication appears, in this Clause 14 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

14.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)

The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender or Issuing Bank shall notify the Agent on becoming so aware in respect of a payment payable to that Lender or Issuing Bank. If the Agent receives such notification from a Lender or Issuing Bank, it shall notify the Borrower and that Obligor.

(c)

If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)

A payment shall not be increased under paragraph (c) above by reason of a Tax Deduction on account of Tax imposed by the jurisdiction in which the relevant Obligor is tax resident if on the date on which the payment falls due:

(i)

the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or double taxation agreement, or any published practice or published concession of any relevant taxing authority; or

(ii)

the relevant Lender is a Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below, provided that the exclusion for changes after the date a Lender became a Lender under this Agreement in paragraph 14.2(d)(i) above shall not apply in respect of any Tax Deduction on account of Tax imposed by the jurisdiction in which the relevant Obligor is tax resident on a payment made to a Lender if such Tax Deduction is imposed solely because this payment is made to an account opened in the name of or for the benefit of that Lender in a financial institution situated in a French Non-Cooperative Jurisdiction.

(e)

If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)

Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g)

A Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

14.3	Tax indemnity

(a)

The Borrower shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which the Finance Party has a permanent establishment and/or permanent representative to which amounts received or receivables are attributable;

(B)

under the law of The Netherlands to the extent such Tax becomes payable as a result of such Finance Party having a substantial interest (aanmerkelijk belang) in the Obligor as laid down in The Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001);

(C)

under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(D)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 14.2 (Tax gross-up);

(B)

would have been compensated for by an increased payment under Clause 14.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 14.2 (Tax gross-up) applied;

(C)

is suffered or incurred by a Lender as a result of an additional tax assessment (naheffingsaanslag) pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021) and would not have been suffered or incurred if such Lender had been a Qualifying Lender in relation to the relevant Obligor at the relevant time, but that Lender was not a Qualifying Lender at the relevant time other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority;

(D)	is attributable to any Bank Levy (or any payment attributable to, or liability arising as a consequence of, a Bank Levy); or

(E)	relates to a FATCA Deduction required to be made by a Party.

(c)

A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 14.3, notify the Agent.

14.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that Finance Party has obtained and utilised that Tax Credit (either alone or on an affiliated group basis),

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

14.5	Lender Status Confirmation
(a)	Each Original Lender confirms that it is a Qualifying Lender.

(b)

Each Lender which is not an Original Lender shall indicate, in the documentation which it executes on becoming a Party as a Lender, and for the benefit of the Agent and without liability to any Obligor, which of the following categories it falls in:

(i)	not a Qualifying Lender;

(ii)	a Qualifying Lender (other than a Treaty Lender); or

(iii)	a Treaty Lender.

If such a Lender fails to indicate its status in accordance with this Clause 14.5 then that Lender shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a Qualifying Lender until such time as it notifies the Agent which category applies (and the Agent, upon receipt of such notification, shall inform the Borrower). For the avoidance of doubt, the documentation which a Lender executes on becoming a Party as a Lender shall not be invalidated by any failure of a Lender to comply with this paragraph (a).

(c)

Each Lender (including, for the avoidance of doubt, any New Lender) shall promptly notify the Agent if it ceases to be a Qualifying Lender, or changes the basis on which it will be a Qualifying Lender to the relevant Obligor (including any change in Treaty on which it relies) in which case it shall specify the reason why and as of what date it has ceased to be a Qualifying Lender.

(d)

Each Lender (including, for the avoidance of doubt, any New Lender) shall also specify, in the documentation which it executes on becoming a Party as a Lender, whether it is incorporated or acting through the Facility Office situated in a Belgian Non-Cooperative Jurisdiction or French Non-Cooperative Jurisdiction. For the avoidance of doubt, the documentation which a Lender executes on becoming a Party as a Lender shall not be invalidated by any failure of a Lender to comply with this paragraph (d).

(e)	Each Lender (including, for the avoidance of doubt, any New Lender) shall. promptly notify the Agent, and the Agent will promptly notify the Borrower:

(i)	if the state or territory where it is incorporated, resident or established or where its Facility Office is situated is a Belgian Non-Cooperative Jurisdiction, or

(ii)

if the bank account(s) to which payments to which that Lender is entitled has (have) been or will be made, are (a) managed by or opened with a person incorporated, resident or established in a Belgian Non-Cooperative Jurisdiction or by a permanent establishment situated in a Belgian Non-Cooperative Jurisdiction or (b) managed by, or opened with, a financial institution incorporated, resident or established in a Belgian Non-Cooperative Jurisdiction or a branch or office of a financial institution situated in a Belgian Non-cooperative jurisdiction, in each case at such time or during such period or in connection with such payments, as indicated by the Obligor in a request to make such notification. The Lender shall make such notification within five Business Days of demand of the Agent and the Agent shall notify the Obligor thereof within ten Business Days from demand from the Obligor.

(f)	Each Lender, which:

(i)	is incorporated, resident or established in a Belgian Non-Cooperative Jurisdiction;

(ii)	acts through a Facility Office, with which the relevant Loan under a Finance Document is effectively connected, situated in a Belgian Non-Cooperative Jurisdiction; or

(iii)

receives payments on an account managed by or opened with (a) a financial institution incorporated, resident or established in a Belgian Non-Cooperative Jurisdiction, or (b) a branch or office of a financial institution, situated in a Belgian Non-Cooperative Jurisdiction, shall, upon written request of the Obligor, provide information reasonably demonstrating that it cannot be considered as an artificial construction within the meaning of article 198,10° of the Belgian Income Tax Code 1992. The Lender shall make such notification within five Business Days of demand of the Agent and the Agent shall notify the Obligor thereof within 10 Business Days from demand from the Obligor (which demand shall refer to this paragraph (f)).

14.6	Stamp taxes

The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

14.7	Value added tax

(a)

All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(b)

If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)

(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)

(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)

Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)

In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

14.8	FATCA information

(a)	Subject to paragraph (c) below, each Party shall, within 10 Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)

If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)

Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

14.9	FATCA Deduction

(a)

Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent and the Agent shall notify the other Finance Parties.

15.	INCREASED COSTS

15.1	Increased costs

(a)

Subject to Clause 15.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the Signing Date.

(b)	In this Agreement “Increased Costs” means:

(i)	a reduction in the rate of return from the Facilities or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document or Letter of Credit.

15.2	Increased cost claims

(a)

A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

15.3	Exceptions

Clause 15.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)	attributable to a Bank Levy (or any payment attributable to, or liability arising as a consequence of, a Bank Levy);

(iv)

compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 14.3 (Tax indemnity) applied); or

(v)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

16.	OTHER INDEMNITIES

16.1	Currency indemnity
(a)

If any sum due from the Borrower under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against the Borrower;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall as an independent obligation within three Business Days of demand, indemnify to the extent permitted by law each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

16.2	Other indemnities

The Borrower shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(a)	the occurrence of any Event of Default;

(b)

a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 30 (Sharing among the Finance Parties);

(c)

funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(d)

issuing or making arrangements to issue a Letter of Credit requested by the Borrower in a Utilisation Request but not issued by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(e)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

16.3	Indemnity to the Agent

The Borrower shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)	investigating any event which it reasonably believes is a Default;

(b)	entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 31.9 (Change of currency);

(c)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(d)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement.

17.	MITIGATION BY THE LENDERS

17.1	Mitigation

(a)

Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 9.1 (Illegality) (or, in respect of the Issuing Bank, Clause 9.2 (Illegality in relation to Issuing Bank), Clause 14 (Tax gross up and indemnities) or Clause 15 (Increased Costs) or in any amount payable under a Finance Document by an Obligor becoming not deductible from that Obligor’s taxable income under the law of its jurisdiction of incorporation purposes by reason of that amount being (i) paid or accrued to a Finance Party incorporated, domiciled, established or acting through the Facility Office situated in a Belgian Non-Cooperative Jurisdiction or a French Non-Cooperative Jurisdiction or (ii) paid to an account opened in the name of or for the benefit of that Finance Party in a financial institution situated in a Belgian Non-Cooperative Jurisdiction or a French Non-Cooperative Jurisdiction, including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

17.2	Limitation of liability

(a)	The Borrower shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 17.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 17.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

18.	COSTS AND EXPENSES

18.1	Transaction expenses

The Borrower shall within 10 Business Days of demand pay the Agent and the Mandated Lead Arrangers the amount of all costs and expenses (including legal fees (subject to agreed cap)) incurred by any of them in connection with the negotiation, preparation, printing, execution, syndication of and placement of:

(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the Signing Date.

18.2	Amendment costs

If:

(a)	an Obligor requests an amendment, waiver or consent; or

(b)	an amendment is required pursuant to Clause 31.9 (Change of currency),

the Borrower shall, within five Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred and documented by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

18.3	Enforcement costs

The Borrower shall, within five Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) reasonably incurred and documented by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

SECTION 7

GUARANTEE, REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

19.	GUARANTEE

19.1	Guarantee

Subject to Clause 19.9 (Guarantee Limitations – German Guarantor) as regards a Guarantor incorporated in Germany, to Clause 19.10 (Guarantee Limitations – Belgian Guarantor) as regards a Guarantor incorporated in Belgium, to Clause 19 (Guarantee Limitations – French Guarantor) as regards a Guarantor incorporated in France or, as regards any Guarantor which is not incorporated in the Netherlands or in Germany or in Belgium or in France, any other customary limitations applicable in the jurisdiction of such Guarantor (if any) set out in the Accession Letter executed by such Guarantor, each Guarantor irrevocably and unconditionally, jointly and severally:

(a)	guarantees (as a caution solidaire) to each Finance Party punctual performance by the Borrower of all the Borrower’s obligations under the Finance Documents; and

(b)

undertakes with each Finance Party that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal Borrower; and

(c)	agrees that the obligations under this guarantee shall not be affected in the case of the merger of the Guarantor, any other Obligor or any Finance Party,

as from the execution of the Accession Letter.

19.2	Continuing guarantee

The obligations of each Guarantor under this Clause 19:

(a)	will remain in full force and effect until all amounts which may be or become payable by any Obligor under or in connection with any Finance Document have been irrevocably paid in full; and

(b)	are subject to any limitation which is set out in this Clause 19 or contained in the Accession Letter by which that Guarantor becomes a Guarantor.

19.3	Waiver of defences

Each Guarantor irrevocably and expressly:

(a)	undertakes not to exercise any rights which it may have under articles 2305 and 2305-1 (bénéfice de discussion) and articles 2306 to 2306-2 (bénéfice de division) of the French Code Civil;

(b)

waives any right it may have of first requiring any Finance Party (or any agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 19 (Guarantee);

(c)

undertakes not to exercise any rights which it may have against any other Obligor under articles 2308 to 2312 of the French Code Civil until all amounts which may be or become payable by any Obligor to any Finance Party under or in connection with any Finance Document have been paid in full; and

(d)

undertakes not to exercise any rights which it may have under article 2320 of the French Code Civil to take any action against any other Obligor in the event of any extension of any Availability Period, any Termination Date, any date for repayment under Clause 9 (Prepayment and cancellation) or any other date for payment of any amount due, owing or payable to any Finance Party under any Finance Document, in each case without the consent of that Guarantor, until all amounts which may be or become payable by any Obligor to any Finance Party under or in connection with any Finance Document have been paid in full.

19.4	No subrogation

(a)

Until all amounts which may be or become payable by any Obligor under or in connection with any Finance Document have been paid in full, each Guarantor undertakes not to exercise any rights which it may have (including its rights under article 2308 of the French Code Civil):

(i)

to be subrogated to or otherwise share in any security or monies held, received or receivable by any Finance Party or to claim any right of contribution in relation to any payment made by any Guarantor under this Agreement;

(ii)	to enforce any of its rights of subrogation and indemnity against any Obligor or any co-surety; or

(iii)

following a claim being made on any Guarantor under Clause 19.1 (Guarantee), to demand or accept repayment of any monies due from any other Obligor to any Guarantor or claim any set-off or counterclaim against any other Obligor.

(b)

Each Guarantor agrees that, to the extent that the agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth in this Clause 19.4 (No subrogation) is found by any court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification which that Guarantor may have against any Obligor or against any collateral or security, and any rights of contribution which that Guarantor may have against any such other Guarantor, shall be junior and subordinate to:

(i)	any rights any Finance Party may have against any Obligor (including, without limitation, that Guarantor);

(ii)	all right, title and interest which any Finance Party may have in any such collateral or security; and

(iii)

any right which any Finance Party may have against those Guarantors to use, sell or dispose of any item of collateral or security as it sees fit without regard to any subrogation rights which any Guarantor may have and, upon such disposal or sale, any rights of subrogation which that Guarantor may have had shall terminate.

(c)

If any amount is paid to any Guarantor on account of any such subrogation, reimbursement or indemnification rights at any time when all obligations under this Clause 19 have not been paid in full, those amounts shall be held for the benefit of the Finance Parties and shall forthwith be paid over to the Finance Parties to be credited and applied against the obligations under this Clause 19, whether matured or unmatured, in accordance with the terms of this Agreement.

19.5	No competition

Unless:

(a)	all amounts which may be or become payable by any Obligor under the Finance Documents have been irrevocably paid in full; or

(b)	the Agent otherwise directs, each Guarantor will not, after a claim has been made or by virtue of any payment or performance by it under this Clause 19.5 (No competition):

(i)

exercise any right of contribution or indemnity against any other Obligor in respect of any payment made or moneys received on account of each Guarantor’s liability under this Clause 19.5 (No competition); or

(ii)

other than as expressly permitted by the Intercreditor Agreement, claim, rank, prove or vote as a creditor of any Obligor or its estate in competition with any Finance Party (or any agent on its behalf); or

(iii)	exercise any right to claim any payment, distribution or security from or on account of any Obligor, or exercise any right of set-off as against any Obligor.

(c)

Each Guarantor must hold on behalf of (and segregate from its own funds) and must immediately pay or transfer to, the Agent for the Finance Parties any payment or distribution or benefit of security received by it contrary to this Clause 19.5 (No competition) or in accordance with any directions given by the Agent under this Clause 19.5 (No competition).

(d)

Until the unconditional and irrevocable payment and discharge in full of all amounts then due and payable by each Obligor under the Finance Documents, each Guarantor shall not exercise any right of subrogation (subrogation) or of recourse that it may have, by virtue of its guarantee, against any Obligor and shall not exercise any right to be repaid by, to receive any amount from or to be indemnified by any Obligor by virtue of its guarantee, whether such rights arise by law, contract or otherwise.

(e)

Notwithstanding the provisions of this Clause 19.5 (No competition), where a Guarantor makes a payment under the guarantee granted in accordance with this Clause 19 in discharge of the Facilities, it shall be entitled to effect a set-off of the principal amount due by the applicable Borrower on whose behalf such payment was made against and in reduction of any Structural Intercompany Loan owed by it to such Borrower.

19.6	Information

Each Guarantor expressly agrees and accepts that:

(a)

the state of the business, financial condition and affairs of each Obligor and its related entities is not a determining condition for becoming a Guarantor or performing its obligations as a Guarantor;

(b)

it has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the state of the business, financial condition and affairs of each Obligor and its related entities and the nature and extent of any recourse against any party or its assets) in connection with its obligations under this Agreement;

(c)	it has not relied on any information supplied to it by any Finance Party in connection with any Finance Document in this regard; and

(d)

no Finance Party shall have any obligation to inform it as to the state of the business, financial condition and affairs of any Obligor and its related entities, except to the extent provided for by article L.313-22 of the Code monétaire et financier.

19.7	Reinstatement

(a)

Where any discharge (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of each Guarantor under the Finance Documents shall continue as if the discharge or arrangement had not occurred.

(b)	Each Finance Party may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

19.8	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

19.9	Guarantee Limitations – German Guarantor

Notwithstanding anything to the contrary in this Clause 19, the liability of each Guarantor incorporated or established in Germany as a limited liability company (GmbH) or a limited partnership with a limited liability company as its general partner (GmbH & Co. KG) (a “German Guarantor”) in its capacity as a Guarantor is subject to the following:

(a)	In this Clause 19.9:

“Guarantee” means the guarantee given pursuant to this Clause 19 (Guarantee).

“Net Assets” means an amount equal to the sum of the amounts of a German Guarantor’s (or, in case of a GmbH & Co. KG, its general partner’s) assets (consisting of all assets which correspond to the items set forth in section 266 para 2 A, B, C, D and E of the German Commercial Code (Handelsgesetzbuch, HGB)) less the aggregate amount of such German Guarantor’s (or, in case of a GmbH & Co. KG, its general partner’s) liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 para 3 B, C, D and E HGB), save that any obligations (Verbindlichkeiten) of the German Guarantor (and, in case of a GmbH & Co. KG, of its general partner)

(i)

owing to any member of the Group or any other affiliated company which are subordinated by law or by contract to any Financial Indebtedness outstanding under this Agreement (including, for the avoidance of doubt, obligations that would in an insolvency be subordinated pursuant to section 39 para. 1 no 5 or section 39 para 2 of the German Insolvency Code (Insolvenzordnung)) and including obligations under guarantees for obligations which are so subordinated; and/or

(ii)	incurred in violation of any of the provisions of the Finance Documents,

shall be disregarded.

The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and be based on the same principles that were applied by a German Guarantor (or, in case of a GmbH & Co. KG, its general partner) in the preparation of its most recent annual balance sheet (Jahresbilanz).

“Protected Capital” means in relation to a German Guarantor the aggregate amount of:

(i)

its (or, where the German Guarantor is a GmbH & Co. KG, its general partner’s)share capital (Stammkapital) as registered in the commercial register (Handelsregister) provided that any increase registered after the date of this Agreement shall (x) not be taken into account unless such increase has been effected with the prior written consent of the Agent (even if such increase is permitted under this Agreement or any other Finance Document) and (y) otherwise be taken into account only to the extent it is fully paid up; and

(ii)

its (or when applicable where the relevant German Guarantor is a GmbH & Co. KG, its general partner’s) amount of profits (Gewinne) or reserves (Rücklagen) which are not available for distribution to its shareholder(s) in accordance with section 268 para 8 HGB.

“Up-stream and/or Cross-stream Guarantee” means any Guarantee if and to the extent such Guarantee secures the obligations of an Obligor which is a shareholder of a German Guarantor (and/or, in the case of a GmbH & Co. KG, of its general partner) or an affiliated company (verbundenes Unternehmen) of such shareholder within the meaning of section 16, 17 or 18 of the German Stock Corporation Act (Aktiengesetz) (other than the German Guarantor and its Subsidiaries and, in the case of a GmbH & Co. KG, the general partner and its Subsidiaries), provided that it shall not constitute an Up-stream or Cross-stream Guarantee if and to the extent the Guarantee guarantees amounts outstanding under any Finance Document in relation to any funds or financial accommodation made available under such Finance Document to or at the request of the Borrower and on-lent or otherwise passed on to, or issued for the benefit of, the relevant German Guarantor or any of its Subsidiaries (and, where the German Guarantor is a GmbH & Co. KG, to, or for the benefit of, its general partner or any of its Subsidiaries) and outstanding from time to time, provided that the Agent or, as applicable, the Security Agent has waived with binding effect on the Finance Parties any provision of any Finance Document restricting the right to set-off (aufrechnen; verrechnen) any recourse, indemnification, sharing of losses or other compensation claim against such lending member of the Group which the German Guarantor may have with its loan obligation towards such lending member of the Group, in order and to the extent required to allow for the settlement or discharge of such loan obligation arising out of the on-lending vis-à -vis such lending member of the Group.

(b)	This Clause 19.9 applies if and to the extent a Guarantee is given by a German Guarantor and is an Up-stream and/or Cross-stream Guarantee.

(c)	Each Finance Party agrees that the enforcement of a Guarantee given by a German Guarantor shall be limited if and to the extent that:

(i)	the Guarantee constitutes an Up-stream and/or Cross-stream Guarantee; and

(ii)	payment under the Guarantee would otherwise

(A)

have the effect of reducing the relevant German Guarantor’s (or, where the German Guarantor is a GmbH & Co. KG, its general partner’s) Net Assets to an amount that is lower than the amount of its (or, in the case of a GmbH & Co. KG, its general partner’s) Protected Capital or, if the amount of the Net Assets is already lower than the amount of its (or, in the case of a GmbH & Co. KG, its general partner’s) Protected Capital, cause the Net Assets to be further reduced; and

(B)

thereby give rise to a violation of the capital maintenance requirement as set out in section 30 para. 1 of the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung), provided that the relevant German Guarantor has complied with its obligation to deliver the Management Determination and the Auditor’s Determination, in each case together with an up-to-date balance sheet, in accordance with the requirements set out in paragraphs (d) and (e) below.

(d)

Within ten (10) Business Days after a Finance Party has made a demand under a Guarantee, the relevant German Guarantor shall provide a certificate signed by its managing director(s) (Geschäftsführer) confirming in writing (x) if and to what extent the Guarantee is an Up-stream and/or Cross-stream Guarantee and (y) whether an enforcement of the Guarantee would have the effects referred to in paragraph (c)(ii) above (the “Management Determination”). Such confirmation shall comprise an up-to-date balance sheet of the German Guarantor (and, in the case of a GmbH & Co. KG, its general partner) and a detailed calculation, based on the provisions of the Agreement, of the amount of the Net Assets and the Protected Capital of the German Guarantor (or, in the case of a GmbH & Co. KG, its general partner). The relevant German Guarantor shall fulfil its obligations under the Guarantee within five (5) Business Days of providing the Management Determination (and each Finance Party shall be entitled to enforce the Guarantee) in an amount which pursuant to the Management Determination would not cause the effects set out in paragraph (c)(ii) above (irrespective of whether or not the Agent agrees with the Management Determination).

(e)

If the Agent (acting on the instructions of the Majority Lenders) disagrees with the Management Determination, it may within twenty (20) Business Days of its receipt request the relevant German Guarantor to deliver, at German Guarantor’s own cost and expense, within twenty-five (25) Business Days of such request an up-to-date balance sheet of the German Guarantor (and, in the case of a GmbH & Co. KG, of its general partner), drawn-up by a firm of auditors appointed by the German Guarantor in consultation with the Agent, together with (x) a detailed calculation, based on the provisions of this Agreement, of the amount of the Net Assets and the Protected Capital of the German Guarantor (or, in the case of a GmbH & Co. KG, its general partner) (the “Auditor’s Determination”), (y) a confirmation if and to what extent the Guarantee is an Up-stream and/or Cross-stream Guarantee and (z) whether an enforcement of the Guarantee would had the effects referred to in paragraph (c)(ii) above. The relevant German Guarantor shall fulfil its obligations under the Guarantee within five (5) Business Days of providing the Auditor’s Determination (and each Finance Party shall be entitled to enforce the Guarantee) in an amount which pursuant to the Auditor’s Determination would not cause the effects set out in paragraph (c)(ii) above.

(f)

If the amount being enforceable under a Guarantee pursuant to the Auditor’s Determination is lower than the amount being enforceable under the Guarantee pursuant to the Management Determination and, if and to the extent that the Guarantee has been enforced up to the amount set out in the Management Determination, each Finance Party (other than the Agent in respect of the amounts already distributed to the other Finance Parties) shall upon written demand by the relevant German Guarantor to the Agent repay any proceeds from the enforcement of such Guarantee already received by such Finance Party to the relevant German Guarantor in an amount equal to the difference between the amount enforceable pursuant to the Management Determination and the amount enforceable pursuant to the Auditor’s Determination, provided that such demand for repayment is made by the relevant German Guarantor to the Agent within one month after the Auditor’s Determination has been delivered as required by paragraph (e) above.

(g)	The limitation in paragraph (c) above shall not apply if, at the time a demand for payment is made under this Clause 19:

(i)

a domination and/or profit and loss pooling agreement (Beherrschungs- und/oder Gewinnabführungsvertrag) is in force between the German Guarantor (with the German Guarantor as dominated entity) and the relevant primary obligor or a holding company of the relevant primary obligor (or an uninterrupted chain of domination agreements in force between the German Guarantor (with the German Guarantor as dominated entity) and the relevant primary obligor or a holding company of the relevant primary obligor) whose obligations and liabilities are secured, except where the existence of such domination and/or profit and loss agreement does not prevent the assertion or enforcement of the Guarantee from having the effects referred to in paragraph (c)(ii) above; or

(ii)	if and to the extent that the relevant German Guarantor has a fully recoverable recourse claim (Gegenleistungs- und Rückgewähranspruch).

(h)

No reduction of the amount enforceable pursuant to this Clause 19 will prejudice the right of the Finance Parties to continue to enforce the Guarantee (subject always to the operation of the limitations set out above at the time of such enforcement) until full satisfaction of the claims guaranteed.

19.10	Guarantee Limitations – Belgian Guarantor

(a)

The aggregate maximum liability of any Guarantor incorporated in Belgium under this Clause 19 (Guarantee) will, without prejudice to any other guarantee and limitations set out in the Finance Documents, at all times be limited to the highest of:

(i)	an amount equal to 85 per cent of the Net Assets of that Guarantor calculated on the basis of its latest available audited annual financial statements on the date of its Accession Letter;

(ii)

an amount equal to 85 per cent of the Net Assets of that Guarantor calculated on the basis of its latest available audited annual financial statements at the date on which a demand is made on it under this Clause 19 (Guarantee); and

(iii)

the highest amount of On-lending to that Guarantor or any of its Subsidiaries, at any time between the date of its Accession Letter and the date on which a demand is made on it under this Clause 19 (Guarantee).

(b)

Any payment made by a Guarantor incorporated in Belgium under Clause 19 (Guarantee) and any proceeds received by the Secured Parties in connection with any Transaction Security granted by such Guarantor shall reduce the maximum liability amount as determined in accordance with the formula under paragraph (a) above.

(c)	For the purpose of paragraph (a) above:

“On-Lending” means the total outstanding amount of all Financial Indebtedness made available directly or indirectly to the Guarantor by any member of the Group irrespective of whether retained or on-lent by the Guarantor or its Subsidiary.

“Net Assets” (netto-actief/actif net) has the meaning given to it in Article 5:142 or 7:212 (as applicable) of the Belgian Code of Companies and Associations (as determined in accordance with the Belgian Code of Companies and Associations and Belgian GAAP, but not taking intra-group debt into account as debt). In the event of a dispute on the amount of Net Assets, a certificate of such amount from the statutory auditors of that Guarantor (or, if no statutory auditor is appointed or the statutory auditor refuses to issue such certificate, from an accountant appointed upon the Agent’s request by the “Instituut van de Bedrijfsrevisoren / Institut des Réviseurs d’Entreprises”) shall be conclusive, save in case of manifest error.

19.11	Guarantee Limitations – French Guarantor

(a)

The obligations and liabilities of any Guarantor incorporated in France under the Finance Documents and in particular under this Clause 19 shall not include any obligation or liability which, if incurred, would constitute the provision of financial assistance within the meaning of article L.225-216 of the French Code de commerce and/or would constitute a misuse of corporate assets within the meaning of articles L.241-3 and/or L.242-6 and/or L.244-1 of the French Code de commerce or any other law or regulation having the same effect, as interpreted by French courts.

(b)

The obligations and liabilities of any Guarantor incorporated in France under this Clause 19 for the obligations under the Finance Documents of any other Obligor which is not a Subsidiary of such Guarantor shall be limited, at any time to an amount equal to the aggregate of all amounts directly or indirectly borrowed under this Agreement by such other Obligor to the extent directly or indirectly on-lent to such Guarantor under intercompany loan agreements and outstanding at the date a payment is to be made by such Guarantor under this Clause 19; it being specified that any payment made by a Guarantor incorporated in France under this Clause 19 in respect of the obligations of such Obligor shall reduce pro tanto the outstanding amount of the intercompany loans due by such Guarantor under the intercompany loan agreements referred to above and that any repayment of the intercompany loans by the Guarantor incorporated in France shall reduce pro tanto the amount payable under this Clause 19.

(c)

The obligations and liabilities of each Guarantor incorporated in France under this Clause 19 for the obligations under the Finance Documents of any other Obligor which is its Subsidiary shall not be limited and shall therefore cover all amounts due by such Obligor as Borrower and/or as Guarantor. However, where such Subsidiary is itself a Guarantor which guarantees the obligations of a member of the Group which is not a Subsidiary of the relevant Guarantor incorporated in France, the amounts payable by such Guarantor under this paragraph (c) in respect of the obligations of this Subsidiary as Guarantor, shall be limited as set out in paragraph (b) above.

(d)

It is acknowledged that no Guarantor incorporated in France is acting jointly and severally with the other Guarantors and no Guarantor incorporated in France shall therefore be considered as “co-débiteur solidaire” as to its obligations pursuant to the guarantee given pursuant to Clause 19.

(e)

For the purpose of paragraphs (b) and (c) above “Subsidiary” means, in relation to any company, another company which is controlled by it within the meaning of article L.233-3 of the French Code de commerce.

19.12	Other limitations

The obligations of each Guarantor under this Clause 19 are subject to the Agreed Security Principles and any limitation on the amount guaranteed which is contained in the Accession Letter by which that Guarantor becomes a guarantor under this Agreement.

20.	REPRESENTATIONS

The Borrower makes the representations and warranties set out in this Clause 20 to each Finance Party on the Signing Date or, in relation to the representations and warranties set out in Clauses 20.11(b), 20.12(a) and 20.12(b), on the Closing Date. Each Guarantor makes on the date of its accession to this Agreement the representations and warranties set out in this Clause 20 (in respect of itself only) to each Finance Party.

20.1	Status

(a)

It is a corporation, limited liability company or partnership with limited liability, duly incorporated or, in the case of a partnership, established and validly existing under the law of its jurisdiction of incorporation.

(b)	It and each other Obligor has the power to own its assets and carry on its business as it is being conducted.

20.2	Binding obligations

The obligations expressed to be assumed by it and each other Obligor in each Finance Document are, subject to the Legal Reservations or Clause 27 (Changes to the Obligors), legal, valid, binding and enforceable obligations.

20.3	Non-conflict with other obligations

The entry into and performance by it and each other Obligor of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its or any other Obligors’ constitutional documents; or

(c)	any agreement or instrument binding upon it or any other Obligor or any of its or any other Obligors’ assets.

20.4	Power and authority

It and each other Obligor has the power to enter into, perform and deliver, and has taken all necessary action to authorise (including necessary action under the Dutch Works Council Act (Wet op de ondernemingsraden)) its entry into, performance and delivery of, the Finance Documents to which each of them is a party and the transactions contemplated by those Finance Documents.

20.5	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it or any other Obligor to lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which each of them is a party; and

(b)	to make the Finance Documents to which each of them is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

20.6	Governing law and enforcement

(a)	The choice of the governing law of the Finance Documents will be recognised and enforced in its or each other Obligor’s jurisdiction of incorporation.

(b)	Any judgment obtained in relation to a Finance Document in the governing law of that Finance Document will be recognised and enforced in its jurisdiction of incorporation.

20.7	No Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 25.9 (Insolvency proceedings); or

(b)	creditors’ process described in Clause 25.10 (Creditors’ process),

(c)	has been taken or threatened against it or any other Obligor and none of the circumstances described in Clauses 25.8 and/or 25.9 (Insolvency proceedings) applies to it or any other Obligor.

20.8	Deduction of Tax

It is not and no other Obligor is required to make any Tax Deduction (as defined in Clause 14.1 (Definitions)) from any payment it may make under any Finance Document to a Lender which is a Qualifying Lender.

20.9	No filing or stamp taxes

Under the law of its or any other Obligor’s jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, except for a stamp duty of EUR 0.15 that is payable for each original copy of an agreement containing a debt obligation, indebtedness or security interest for the benefit of credit institutions that is signed and/or drafted in Belgium or, as the case may be, a EUR 95 stamp duty for any Belgian notarial deed.

20.10	No default

(a)	No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b)

No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any other Obligor or to which its (or any other Obligors’) assets are subject which might have a Material Adverse Effect.

20.11	No misleading information

(a)

Any factual information provided by or on behalf of any Obligor in relation to the Finance Documents or the transactions contemplated by the Finance Documents was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)

Any factual information and/or financial projections provided by or on behalf of any Obligor in the Reports (other than any information provided by third parties in a Report delivered to the benefit of the Finance Parties or a Report in respect of which the Finance Parties have received a reliance letter) was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(c)

The financial projections contained in the latest Budget and the latest Financial Model delivered to the Agent in accordance with this Agreement have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

20.12	Financial statements

(a)	The Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b)

The Original Financial Statements fairly present its financial condition as at the end of the relevant Financial Year and its results of operations during the relevant Financial Year (on a consolidated basis of the Group).

(c)	There has been no material adverse change in its business or financial condition since the end of its preceding Financial Year.

20.13	No proceedings

(a)

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect has or have been started or threatened against it or any other Obligor.

(b)	No judgment or order of a court, arbitral body or agency which might reasonably be expected to have a Material Adverse Effect has been made against it or any other Obligor.

20.14	No breach of laws

It has not (and none of the other Obligors have) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

20.15	Environmental laws

(a)

It and each other Obligor is in compliance with Clause 23.13 (Environmental compliance) and no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b)

No Environmental Claim has been commenced or is threatened against it or any other Obligor where that claim has or is reasonably likely if determined against that member of the Group, to have a Material Adverse Effect.

20.16	Eligible Green Investments

Each investment financed by any Utilisation is an Eligible Green Investment and has been selected and evaluated in accordance with the Borrower’s environmental and social risk management process, in line with environmental and social (international) standards and regulations as applicable and in full compliance with the Use of Proceeds component and the Project for Evaluation and Selection component of the Green Loan Principles.

20.17	Anti-bribery, anti-corruption and anti-money laundering

Each member of the Group and their respective directors, officers and (to the best of their knowledge) each of their respective Affiliates, agents and employees has conducted its businesses in compliance with applicable anti-bribery, anti-money laundering and anti-corruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

20.18	Sanctions

(a)	Neither it nor any member of the Group, nor, to the best of its knowledge and belief, any of their respective, directors, officers, agents or employees is a Sanctioned Person;

(b)

Neither it nor any member of the Group has, to the best of its knowledge and belief, been engaged in any transaction, activity or conduct that could reasonably be expected to result in its being designated as a Sanctioned Person.

(c)	Neither it nor any member of the Group is, to the best of its knowledge and belief, in breach of or is the subject of any action or investigation under any applicable Sanctions.

(d)	This Clause is subject to paragraphs (d) and (e) of Clause 23.23 (Sanctions).

20.19	Insurances

The Insurances required to be maintained pursuant to Clause 23.17 (Insurance) are (as and when they are effected) valid and in effect, are appropriate insurance coverage for the risks involved in the Group’s business, and it has not done (or omitted to do) or knowingly permitted any other person to do (or omit to do) any act or thing which has rendered or might reasonably be expected to render any of such Insurances void or voidable or to reduce the relevant insurance provider’s liability thereunder to an amount less than the limit of liability expressly stated in the relevant policy.

20.20	Taxation

(a)	No Obligor is not materially overdue in the filing of any Tax returns (taking into account any extension or grace period).

(b)

No claims are being asserted against it or any other Obligor with respect to Taxes to an extent which would reasonably be expected to have a Material Adverse Effect, and all Taxes required to be paid have been paid within any applicable time limit (taking into account any extension or grace period) save for those Taxes subject to any bona fide tax dispute for which proper provision has been made in its accounts in each case, to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

20.21	Security and Financial Indebtedness

(a)	No Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement.

(b)	No member of the Group has any Financial Indebtedness outstanding other than as permitted by this Agreement.

20.22	Ranking

The Transaction Security has or will have the ranking in priority which it is expressed to have in the Security Documents.

20.23	Good title to assets

It and each other Obligor have good title to all assets necessary to conduct its business as presently conducted.

20.24	Shares

The Borrower holds the specific percentage of the share capital of the Material Companies referred to in the Group Structure Chart.

20.25	Intellectual Property

It and each other Obligor:

(a)

is the owner of or has licensed to it all the Intellectual Property which is material in the context of its business and which is required by each of them in order to carry on its business as it is being conducted and as contemplated; and

(b)	does not, in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or would reasonably be expected to have a Material Adverse Effect.

20.26	Group Structure Chart

As at the Signing Date, the Group Structure Chart set out in Schedule 12 (Group Structure Chart) is true and correct in all material respect.

20.27	Accounting Reference Date

The annual accounting period of each member of the Group ends on 31 December.

20.28	Centre of main interests

Its and each other Obligor’s centre of main interests (as that term is used in article 3 1. of Council Regulation (EC) no 1346/2000 of 29 May 2000 on insolvency proceedings (the “Regulation”) or, for insolvency proceedings opened after 26 June 2017, Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (the “Regulation (recast)”)) is situated in its jurisdiction of incorporation and it and each other Obligor has no establishment (as that term is used in article 2, point (h) of the Regulation or, for insolvency proceedings opened after 26 June 2017, in article 2, point (10) of the Regulation (recast)) in any jurisdiction other than its jurisdiction of incorporation.

20.29	Holding company

Except as may arise under the Finance Documents, the Borrower has not traded or incurred any liabilities (excluding tax liabilities) or commitments (actual or contingent, present or future) in excess of EUR 15,000,000 before the Closing Date.

20.30	Repetition

The Repeating Representations are deemed to be made:

(a)	by the Borrower by reference to the facts and circumstances then existing on each Utilisation Date and each Interest Payment Date; and

(b)	in the case of a Guarantor, the day on which such company becomes a Guarantor.

21.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the Signing Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1	Financial Statements

The Borrower shall supply to the Agent in sufficient copies for all the Lenders:

(a)

as soon as they become available but in any event within one hundred and fifty (150) calendar days after the end of each Financial Year (commencing on the Financial Year ending on 31 December 2022), the Borrower’s audited consolidated financial statements for that Financial Year (the “Group Annual Financial Statements”);

(b)

as soon as they become available but in any event within ninety (90) calendar days after the end of each Financial Half-Year (commencing on the Financial Half-Year ending on 31 December 2022), the Borrower’s unaudited consolidated financial statements (the “Group Half-Year Financial Statements”);

(c)

as soon as they become available but in any event within sixty (60) calendar days after the end of each Financial Quarter ending on 31 March and on 30 September (commencing on the Quarter ending on 31 March 2023) the Borrower’s unaudited consolidated quarterly financial statements (the “Group Quarterly Financial Statements”).

21.2	Compliance Certificate

(a)

The Borrower shall supply to the Agent, with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 21.1 (Financial Statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 22 (Financial Covenants) as at the date as at which those financial statements were drawn up.

(b)	Each Compliance Certificate shall be signed by the chief executive officer, the chief financial officer or the legal representative of the Borrower.

(c)	The Compliance Certificate delivered with the Group Annual Financial Statements shall contain a list of the Material Companies.

21.3	Requirements as to financial statements

(a)

Each set of financial statements delivered by the Borrower pursuant to Clause 21.1 (Financial Statements) shall be certified by a director of the relevant company as fairly presenting its financial condition as at the date as at which those financial statements were drawn up.

(b)	The Borrower shall procure that each set of financial statements delivered pursuant to Clause 21.1 (Financial Statements) is prepared using GAAP.

(c)

The Borrower shall procure that each set of financial statements delivered pursuant to Clause 21.1 (Financial Statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements referred to in subparagraph (ii) of the definition of “Original Financial Statements” unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in GAAP, the accounting practices or reference periods and its auditors deliver to the Agent:

(i)	a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that Original Financial Statements were prepared; and

(ii)

sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 22 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements referred to in subparagraph (ii) of the definition of “Original Financial Statements” were prepared.

21.4	Project Reporting and Budget

(a)

The Borrower shall, as soon as it becomes available but in any event within sixty (60) calendar days from the end of each Financial Semester, deliver to the Agent a report setting out the general updates and information on the progress of the projects implemented by the Group as follows:

Document/information	Deadline	Frequency of reporting

Project Progress Report:

1.   On the network operated; List and map of all Charging Stations installed (with details of Charging Equipment per site split into AC/HPC/Fast), under operation and planned;

2.   For each Charging Equipment (owned & not-owned):

(a)   Charging Stations deployment status (e.g. under operation, construction, under negotiation, etc.);

(b)   Backlog of identified and secured sites;

(c)   Current status of sites that were reported as identified or secured for the previous semester;

(d)   Information whether Charging Station is owned or not-owned (with owner’s name or business category in this case);

(e)   Total number of sessions per segment and per region;

(f)   Average session time and size per segment and per region;

(g)   Charging Equipment uptime per segment and per region;

(h)   Details on causes of Charging Equipment uptime reported below a 95% threshold;

(i)  Maintenance and renewal expenses, in Euro and in Euro per Charging Equipment and comparison with forecasts included in the Budget;

(j)  Average pricing per segment and material variations in price applied by region;

(k)   Information on availability/unavailability of Charging Equipment.

Reporting on average Utilisation Rate of the deployed HPC/fast DC Charging Equipment for the preceding 12 Months, by Charging Equipment category and by country and region

1.   Forecasts of expected Utilisation Rate of the deployed Charging Stations for the following 12 Months.

	30th June and 31 December	Every 6 months, starting December 2022

(b)

The Borrower shall promptly notify the Agent upon the signature, termination, amendment and implementation of any Material Commercial Agreement (including in relation to the Mega-E SPVs) including any set up of new branches or subsidiaries in connection thereto.

(c)

The Borrower shall provide to the Agent together with each Compliance Certificate the list and details of power purchase agreements entered into with electricity providers to guarantee a fixed electricity price on the expected volume of electricity for the Charging Stations during the relevant Testing Period, as well as details of the average electricity purchase price for such Testing Period.

(d)

The Borrower shall, as soon as it becomes available but in any event within forty-five (45) calendar days from the end of each Financial Year as from the Financial Year ending on 31 December 2023, deliver to the Agent a report from the Lenders’ Technical Advisor including:

(i)	for each new Material Commercial Agreement entered into during the ended Financial Year:

(A)	a description of the economics of such Material Commercial Agreement (costs and revenues); and

(B)	a description of the other main terms and conditions of such Material Commercial Agreement (termination events, penalties and main conditions precedents);

(ii)

a description of any event or circumstances relating to the implementation of any Material Commercial Agreement that may be of interest for the Finance Parties including, without limitation, actual revenues, costs, penalties or delays incurred; and

(iii)	information on the termination of, or material amendments made to, any Material Commercial Agreement.

(e)

The Borrower shall deliver to the Agent an annual Budget for the Group for the current Financial Year as soon as it becomes available but in any event within forty-five (45) calendar days from the end of each Financial Semester.

21.5	Financial Model

(a)	The Borrower shall maintain the Financial Model for the purpose of making calculations and forecasts in accordance with the terms of this Agreement.

(b)	The Borrower shall update the Financial Model upon the occurrence of the following events:

(i)	at the time a Remedial Plan is accepted;

(ii)

upon request of the Agent following the occurrence of an Event of Default under Clauses 25.1 (Non-payment), 25.2 (Drawstop Event), 25.3 (Financial Covenants), 25.4 (Debt Service Reserve Account), 25.8 (Insolvency) and/or 25.9 (Insolvency proceedings); and

(iii)	in the context of a Permitted Acquisition.

(c)

Any changes, updates or amendments made to the Financial Model by the Borrower, together with the revised Financial Model, shall be provided to the Agent and subject to its approval. The Agent may request that such revised Financial Model is audited, unless the changes or amendments made to the Financial Model are to assumptions, other inputs or format only.

21.6	Presentations

Once in every Financial Year (commencing with the Financial Year starting on 1 January 2024), the Borrower shall make available senior officers and representatives of the Borrower to give one presentation (that may be conducted by way of conference call) to the Lenders on the business, financial performance and prospects of the Group and any such matters as any Finance Party (through the Agent) may reasonably request.

21.7	Green Loan Principles

(a)

The Borrower shall every year until the end of the Availability Period of the Capex Facility, supply to the Agent a Reporting Letter substantially in the form set out in Schedule 8 (Form of Reporting Letter).

(b)

The Borrower shall notify the Agent promptly upon becoming aware of (i) any non-compliance to the Green Loan Principles and/or (ii) any major controversy in relation to the Eligible Green Investments, including a description of key issues and actions put in place by the Borrower.

(c)

The Borrower shall ensure that all investments comply at all times in all material aspects with the Green Loan Principles and confirm that upon the occurrence of a material non-compliance, any Facility will immediately cease to be a “Green loan/Green facility”.

21.8	Information: miscellaneous

The Borrower shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	all documents dispatched by the Borrower to its shareholder(s) (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)

promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

(c)

promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group, and which might have a Material Adverse Effect; and

(d)	promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request.

21.9	Notification of default

(a)	The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)

Promptly upon a request by the Agent, the Borrower shall supply to the Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

21.10	Use of websites

(a)	The Borrower may satisfy its obligation under this Agreement to deliver any information:

(i)	by posting such information onto the Borrower’s website (www.allego.eu) (the “Borrower’s Website”) or

(ii)	in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website if:

(A)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(B)	the Agent appoints a website provider and designates an electronic website for this purpose (the “Designated Website”);

(C)	the Borrower and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(D)	the information is in a format previously agreed between the Borrower and the Agent.

(b)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Borrower and the Agent.

(c)	The Borrower shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)	the Borrower’s Website or the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Borrower’s Website or the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Borrower’s Website or the Designated Website is amended; or

(v)

the Borrower becomes aware that the Borrower’s Website or the Designated Website or any information posted onto the Borrower’s Website or the Designated Website is or has been infected by any electronic virus or similar software.

If the Borrower notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Borrower under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Lender (with respect to the Borrower’s Website) or Website Lender (with respect to the Designated Website) is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)

Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Borrower shall comply with any such request within 10 Business Days.

21.11	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or internal policies requirements made after the Signing Date;

(ii)	any change in the status of an Obligor (or of a Holding Company of an Obligor) after the Signing Date; or

(iii)	a proposed transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)

Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations or its internal policies requirements pursuant to the transactions contemplated in the Finance Documents.

(c)

The Borrower shall, by not less than 10 Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes a Guarantor pursuant to Clause 27 (Changes to the Obligors).

(d)

Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Guarantor obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the

Borrower shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as a Guarantor.

22.	FINANCIAL COVENANTS

22.1	Financial definitions

Unless expressly stated otherwise, all definitions set out below shall be calculated as follows:

(a)	for the purpose of the Group EBITDA Margin Ratio, in accordance with the definition of “Real Period Revenue”; and

(b)

for the purpose of the Excess Cashflow, on a consolidated basis for the Group on the basis of the latest Group Annual Financial Statements or Group Half-Year Financial Statements (as applicable) delivered to the Agent in accordance with Clauses 21.1(a) and (b) (Financial statements).

“Borrowings” means, at any time, Financial Indebtedness ranking at least pari passu with the Facilities excluding, for the avoidance of doubt (i) any intra-group indebtedness, (ii) any Junior Funds, (iii) any deferred or advance purchase price of assets or services acquired in the ordinary course of business (including without limitation earn-out liabilities) or otherwise arising from normal trade credit, in each case to the extent such arrangements are not entered into primarily as a method of raising finance and do not have the primary commercial effect of a borrowing and any lease which would have been treated as operating lease pursuant to IFRS in force prior to 1 January 2019.

“Capital Expenditure” means any expenditure which, in accordance with the Base Accounting Principles, is treated as capital expenditure.

“Cashflow” means, for any Testing Period, EBITDA for such period with the following adjustments (without double counting the inclusion or deduction of amounts already included or, as the case may be, deducted in the calculation of EBITDA or in this definition).

“EBITDA” means, for any Testing Period, the consolidated operating profit of the Group before taxation and excluding the results from discontinued operations:

(a)

before deducting any interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments whether paid, payable or capitalised by any member of the Group (calculated on a consolidated basis);

(b)	not including any accrued interest owing to any member of the Group;

(c)	after adding back any amount attributable to the amortisation or depreciation of assets of members of the Group;

(d)	before taking into account any Exceptional Items;

(e)	before taking into account any unrealised gains or losses on any derivative instrument (other than any derivative instrument which is accounted for on a hedge accounting basis),

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

“Exceptional Items” means, for any Testing Period, any items of an unusual or non-recurring nature which represent gains or losses including those arising on:

(a)	the restructuring of the activities of an entity and reversals of any provisions for the cost of restructuring;

(b)	disposals, revaluations, write downs or impairment of non-current assets or any reversal of any write down or impairment (excluding, for the avoidance of doubt, disposal of second-hand equipment); and

(c)	disposals of assets associated with discontinued operations.

“Excess Cashflow” means Cashflow less:

(a)	Capital Expenditure and operating costs paid;

(b)	Taxes paid;

(c)	interest, principal amount and any other amounts paid under Borrowings;

(d)

any amount received by way of Junior Funds (to the extent otherwise included in calculating Cashflow other than as a source of funding not already designated or applied for any other purpose permitted by the Finance Documents);

(e)	any non-cash items to the extent taken into account in calculating Excess Cashflow; and

(f)	any Permitted Payments made.

“Finance Lease” means any lease or hire purchase contract (including crédit-bail contracts) which would, in accordance with the Base Accounting Principles, be treated as a balance sheet liability (other than any liability in respect of a lease or hire purchase contract which would, in accordance with GAAP in force prior to 1 January 2019, have been treated as an operating lease).

“Interest Paid” means, for any Testing Period, the aggregate interest and commitment fees paid in relation to the Facilities, in each case on a yearly basis as at the considered Testing Date.

“Testing Date” means 31 December and 30 June of each year, with the first Testing Date being 30 June 2023.

“Testing Period” means:

(a)	in respect of the first Testing Period, the period ranging from 1 January 2023 to 30 June 2023; and

(b)	thereafter, each period of twelve (12) months ending on a Testing Date (or, as regards Excess Cashflow, each period of six (6) months ending on a Testing Date).

“Total Net Debt” means, at any time and without double counting, the aggregate amount of all obligations of members of the Group for or in respect of Financial Indebtedness at that time but:

(a)	excluding any such obligations to any other members of the Group;

(b)	excluding any such obligations in respect of, to the extent they constitute Financial Indebtedness, any share capital increase and any shareholder loan;

(c)	including, for the avoidance of doubt, any Financial Indebtedness in connection with the Finance Documents held directly or indirectly by the Shareholders;

(d)	including, in the case of Finance Leases only, their capitalised value whenever such finance lease is treated as debt in the Group’s balance sheet in accordance with the Base Accounting Principles;

(e)	excluding the non-capital element of any Finance Leases whenever such finance lease is treated as debt in the Group’s balance sheet in accordance with the Base Accounting Principles;

(f)	excluding amounts owing in respect of leases or other hire contracts which would, in accordance with the Base Accounting Principles, be treated as operating leases;

(g)	excluding Financial Indebtedness for or in respect of any Treasury Transaction;

(h)

excluding contingent liabilities under a guarantee, indemnity, bond, standby or documentary letter of credit, unless the underlying liability covered by such instrument becomes due and payable and remains unpaid;

(i)	deducting the aggregate amount of cash and Cash Equivalent Investments held by any member of the Group at that time;

(j)	deducting the amount standing on the credit of the Debt Service Reserve Account; and

provided that no amount shall be included or excluded more than once.

“Treasury Transactions” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

22.2	Financial Condition

The Borrower shall ensure that:

(a)	Leverage Ratio: in relation to any Testing Period, the ratio of:

(Total Net Debt / Group’s EBITDA)

calculated on a consolidated basis for the Group (the “Leverage Ratio”) for the relevant Testing Period is no less than the ratio set out in column 2 below opposite that Testing Period:

Column 1 Testing Period ending on:	Column 2 Leverage Ratio (default)
30 June 2023	NA
31 December 2023	NA
30 June 2024	33.9x
31 December 2024	5.4x
30 June 2025	3.2x

31 December 2025	2.2x
30 June 2026	2.2x
31 December 2026	2.2x
30 June 2027	2.2x

(b)	Interest Cover Ratio: in relation to any Testing Period, the ratio of:

(Group’s EBITDA / Interest Paid),

calculated on a consolidated basis for the Group (the “Interest Cover Ratio”) for the relevant Testing Period is no less than the ratio set out in column 2 below opposite that Testing Period:

Column 1 Testing Period ending on:	Column 2 Interest Cover Ratio (default)
30 June 2023	-0.8x
31 December 2023	-0.9x
30 June 2024	0.4x
31 December 2024	2.3x
30 June 2025	3.8x
31 December 2025	5.5x
30 June 2026	5.5x
31 December 2026	5.5x
30 June 2027	5.5x

22.3	Drawstop Event

For the purpose of this Clause 22.3:

“Drawstop Event” means, for the purpose of a Utilisation under the Capex Facility, non-compliance with any requirement set out below on the Testing Date immediately preceding the relevant Utilisation Date or, in respect of the Capex Equity Amount, the relevant Utilisation Date.

“Utilisation Rate” means the average number of sessions over the relevant Group’s charger base during the relevant Testing Period, divided by 50.

(i) Group EBITDA Margin Ratio: in relation to any Testing Period the ratio of:

(EBITDA / Real Period Revenue) X 100

calculated on a consolidated basis for the Group (the “Group EBITDA Margin Ratio”) for the relevant Testing Period is no less than the ratio set out in column 2 below opposite that Testing Period;

(ii) the amount of the EBITDA for the Group (the “Group’s EBITDA”) is not lower than the amount set out in column 3 below opposite that Testing Period; and

(iii) the average Utilisation Rate of the deployed Charging Stations is less than the percentage set out in column 4 below opposite that Testing Period.

Column 1 Testing Period ending on:	Column 2 Group EBITDA Margin Ratio (drawstop)	Column 3 Group’s EBITDA (drawstop)	Column 4 Fast/ultrafast Charging Equipment Utilisation Rate (drawstop)
30 June 2023	-4.3%	EUR—8.5m	10.4%
31 December 2023	-5.8%	EUR—11.6m	11.5%
30 June 2024	8.1%	EUR 19.8m	12.7%
31 December 2024	19.4%	EUR 68.2m	12.9%
30 June 2025	24.1%	EUR 111.2m	14.2%
31 December 2025	27.3%	EUR 157.5m	15.5%
30 June 2026	28.9%	EUR 200m	16.6%
31 December 2026	N/A	N/A	N/A
30 June 2027	N/A	N/A	N/A

(iii)	Capex Equity Amount

In respect of any Utilisation under the Capex Facility as from 31 December 2023 (included), the Capex Equity Amount corresponding to the proposed Utilisation has not been injected in the Borrower on or prior to the relevant Utilisation Date, it being provided that the Borrower may, at its option (which may not be selected more than twice until the Termination Date applicable to the Capex Facility nor in respect of two consecutive Utilisations), only if the market conditions for the injection of equity or quasi equity are deemed not conducive by the Borrower (acting reasonably), still request an Utilisation (and for the avoidance of doubt no Drawstop Event shall have occurred on the relevant Utilisation Date) if the Capex Equity Amount is not injected on the relevant Utilisation Date but the Borrower has undertaken that the Capex Equity Amount corresponding to such Utilisation and the next Utilisation under the Capex Facility would be injected by no later than the next Utilisation Date relating to the Capex Facility and such Capex Equity Amount is indeed injected by no later than the next Utilisation Date relating to the Capex Facility.

(a)	Upon the occurrence of a Drawstop Event in relation to Group EBITDA Margin Ratio, Group’s EBITDA and Utilisation Rate, the Borrower:

(i)	shall promptly notify the Agent of the occurrence of such Drawstop Event;

(ii)

may (unless a Drawstop Event has occurred on two consecutive Testing Dates in respect of the same Financial Covenant or the Utilisation Rate), within 20 Business Days from occurrence of such Drawstop Event, deliver to the Agent a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the Financial Covenants’ or Utilisation Rate’s level) which are proposed to be implemented in order to remedy such Drawstop Event (a “Remedial Plan”) together with any additional information the Agent may reasonably request.

(b)

If the Majority Lenders agree on the Remedial Plan, the Drawstop Event shall be deemed as remedied for the purpose of the relevant Utilisation only, it being specified that regardless of the foregoing such Drawstop Event shall be taken into account for the purpose of Clause 25.2 (Drawstop Event).

22.4	Calculation

(a)	The Financial Covenants contained in Clause 22.2 (Financial Condition) will be tested:

(i)	on each Testing Date; and

(ii)	on a 12 month rolling basis for the Testing Periods ending on each Testing Date.

(b)

The components of each definition set out in Clause 22.1 (Financial definitions) will be calculated in accordance with Base Accounting Principles (as amended from time to time (as the case may be)). No item shall be taken into account more than once in any calculation where to do so would result in double counting of any amount.

22.5	Equity Cure

(a)

Subject to this Clause 22.5, if any of the Financial Covenant requirements set out in Clause 22.2 (Financial Condition) is not met in respect of a Testing Period (or if the Borrower anticipates that any of such requirements will not be met in respect of a Testing Period), the Borrower may, no later than the date falling 10 Business Days following the earlier of (i) the date on which the Compliance Certificate setting out the calculations in respect of the relevant Financial Covenants determination is delivered and (ii) the date on which such Compliance Certificate is required to be delivered in accordance with the provisions of the Agreement, remedy such Default (an “Equity Cure Right”) by providing evidence of receipt of new Junior Funds in the form of (i) a new equity contribution or/and (ii) a shareholder loan, in an amount in cash sufficient to cure such breach (an “Equity Cure Amount”).

(b)

If the Borrower exercises an Equity Cure Right, the relevant Financial Covenants shall be recalculated in respect of the relevant Testing Period in accordance with paragraph (c) below and a new Compliance Certificate shall be delivered to the Agent within the timeframe set out in paragraph (a) above accompanied with a statement from the chief executing officer, chief financial officer or the legal representative of the Borrower certifying the aggregate amounts provided by way of new equity contributions.

(c)

The Equity Cure Amount shall be applied for the purpose of re-testing the concerned Financial Covenant(s) for the concerned Testing Date and for the immediately following Testing Date, proforma, without double counting:

(i)	in relation to the Interest Cover Ratio: to increase the applicable EBITDA; and/or

(ii)	in relation to the Leverage Ratio: to decrease the Total Net Debt or, for one application only, increase the applicable EBITDA.

(d)	There shall be no restriction on overcure.

(e)

As regards any breach of the Financial Covenants, the Borrower may not exercise its Equity Cure Right on more than two consecutive Testing Dates or more than four times over the duration of the Facilities.

(f)

If, after giving effect to the foregoing recalculations, the Borrower satisfies the requirements of all Financial Covenants set out in Clause 22.2 (Financial Condition), any breach of the same in respect of such Testing Period shall be deemed for all purposes under the Finance Documents to have been remedied.

(g)	The Equity Cure Amount (for the avoidance of doubt, excluding any overcure amount) shall be applied in prepayment of the Facilities in accordance with Clause 9.12 (Equity Cure).

(h)

For the avoidance of doubt, any recalculation of the Financial Covenants by application of this Clause 22.5 shall be solely for the purpose of ensuring compliance with Clause 22.2 (Financial Condition) and for no other purposes (including, without limitation, for the purpose of remedying to a Drawstop Event, calculating the Leverage Ratio to assess compliance with paragraph (a)(ii) of the definition of “Permitted Payment” or calculating Excess Cashflow required to be applied in prepayment of the Loans under Clauses 9.11 (Excess Cashflow)).

23.	GENERAL UNDERTAKINGS

The undertakings in this Clause 23 remain in force from the Signing Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

23.1	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Agent of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

23.2	Compliance with laws

Each Obligor shall comply in all material respects with all laws to which it may be subject.

23.3	Negative pledge

In this Clause 23.3, “Quasi-Security” means an arrangement or transaction described in paragraph (b) below.

(a)	No Obligor shall (and the Borrower shall ensure no other Material Company will) create or permit to subsist any Security over any of its assets.

(b)	No Obligor shall (and the Borrower shall ensure no other Material Company will):

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)

enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c) Paragraphs (a) and (b) above do not apply to any Permitted Security.

23.4	Disposals

(a)	No Obligor shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b)	Paragraph (a) above does not apply to any Permitted Disposal.

23.5	Merger

No Obligor shall (and the Borrower shall procure that no Material Company will) enter into any amalgamation, demerger, merger or corporate reconstruction other than a Permitted Reorganisation.

23.6	Change of business – Holding Company
(a)	The Borrower shall procure that no substantial change is made to the general nature of the business of the Group taken as a whole from that carried on at the Signing Date.

(b)	The Borrower shall only pursue Permitted Holding Company Activities.

(c)

The Borrower shall ensure that no more than 5% of all Charging Equipment which has been financed by Utilisations under the Capex Facility as from the Closing Date are installed on sites located in Estonia, Latvia and Lithuania.

23.7	Distributions

No Obligor shall make a Distribution other than a Permitted Payment.

23.8	Share capital of Material Companies

The Borrower shall hold at all times, directly or indirectly, a percentage of the share capital of each other Material Company which shall be no less than the share capital of the corresponding Material Company it holds as at the Signing Date.

23.9	Amendments

No Obligor shall agree, to any variation, amendment or waiver of any provision of, or grant any consent under, or the termination of any Material Commercial Agreements, which has or would reasonably be likely to be adverse to the rights or interests of the Finance Parties under the Finance Documents, without the prior written consent of the Agent.

23.10	Acquisition

No Obligor shall (and the Borrower shall ensure than no other member of the Group will) acquire any business of or shares or securities of any company, other than pursuant to a Permitted Acquisition, a Permitted Transaction, a Permitted Investment or a Permitted Joint-Venture.

23.11	Joint-Venture
(a)	Except as permitted under paragraph (b) below, no Obligor shall (and the Borrower shall ensure than no other member of the Group will):

(i)	enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint-Venture; or

(ii)

transfer any assets or lend to or guarantee or give an indemnity for or give Security for the obligations of a Joint-Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing).

(b)	Paragraph (a) above does not apply to any Permitted Joint-Venture or Permitted Disposal.

23.12	Pari passu ranking

Each Obligor shall ensure that its obligations under the Finance Documents at all times rank, at least, pari passu in right and priority of payment with all its other present and future unsecured and unsubordinated obligations, other than obligations applicable generally to companies which have priority by operation of law.

23.13	Environmental compliance
(a)	Each Obligor shall ensure compliance with all Environmental Permits and all provisions of Environmental Laws applicable to it.

(b)

At the latest on 31 December 2023, the Borrower shall have carried out a climate change vulnerability assessment and will have put in place relevant policies to ensure full alignment with the “Do No Significant Harm – Climate Change Adaptation” sub-criterion of the EU Taxonomy”, and will have conducted all necessary steps to be fully aligned with the Minimum Social Safeguards as described in the EU Taxonomy together with an assessment of the Lenders’ Technical Adviser in connection thereto, in form and substance acceptable to the Agent acting reasonably.

23.14	Taxation

No Obligor shall be materially overdue in the filing of the Tax returns (where such filing delay does not have or is not reasonably likely to have a Material Adverse Effect) and punctually pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring any material penalties unless and only to the extent that:

(a)	such payment is being contested in good faith; and

(b)	payment of such Taxes can be lawfully withheld.

23.15	Treasury Transactions

No Obligor shall (and the Borrower shall ensure than no other Material Company will) enter into any hedging transaction other than a Permitted Treasury Transaction.

23.16	Arm’s-length terms

No Obligor shall enter into any transaction with any person otherwise than on arm’s length terms except for intra-group loans which qualify as Permitted Loans and any Permitted Transactions.

23.17	Insurance

(a)

Each Obligor shall effect and maintain, or cause to be effected and maintained, such Insurances on reasonable commercial terms and as would be obtained by a prudent company engaged in a business similar to that of the Obligor in such amounts, with such deductibles and upon such other terms as would be usual and customary for such business and the insured risks covered by such Insurances.

(b)	Each Obligor shall ensure that the Insurances, except for any statutory insurance, shall:

(i)	be placed and maintained with financially sound and reputable insurers or underwriters; and

(ii)

increase the Insurance cover from time to time to accurately reflect the costs associated with such risks and in line with a prudent company engaged in a business similar to that of the Obligor and does not self insure.

(c)

Each Obligor shall pay all premiums and other sums payable in respect of all Insurances and comply with all warranties or other requirements relating thereto in accordance with the terms of such Insurances and not to do anything that might invalidate a claim.

23.18	Preservation of assets

Each Obligor shall maintain and preserve (save to the extent disposed of pursuant to a Permitted Disposal) all of its assets that are necessary and material in the conduct of its business as conducted or the Signing Date in good working order and condition.

23.19	Loans and Guarantees

No Obligor shall (and the Borrower shall ensure than no other Material Company will) be a creditor in respect of any Loans other than pursuant to a Permitted Loan or will incur or issue any guarantee other than pursuant to a Permitted Guarantee.

23.20	Financial Indebtedness

No Obligor shall (and the Borrower shall ensure than no other member of the Group will) incur any Financial Indebtedness other than any Permitted Financial Indebtedness.

23.21	Intellectual property rights

Each Obligor shall:

(a)	preserve and maintain the subsistence and validity of all intellectual property rights which are material in the context of its business; and

(b)

make registrations and pay all registration fees and Taxes necessary to maintain any intellectual property rights which are material in the context of its business in full force and effect and record its interest in those intellectual property rights.

23.22	Anti-corruption laws and anti-money laundering

(a)	No member of the Group shall directly or knowingly indirectly use the proceeds of the Facilities for any purpose which would breach an anti-corruption legislation in any jurisdiction.

(b)

Each Obligor shall (and the Borrower shall ensure that each member of the Group will) conduct its businesses in compliance with applicable anti-corruption laws or regulations and anti-money laundering laws or regulations.

23.23	Sanctions

(a)	No Obligor shall (and the Borrower shall ensure that no other member of the Group will) directly or knowingly indirectly:

(i)

use, lend, contribute or otherwise make available any part of the proceeds of any Utilisation to fund any activities or businesses of a person or in any country or territory, which, at the time of such funding, is, a Sanctioned Person or a Sanctioned Country;

(ii)

engage in any transaction or conduct its business in a way that evades or avoids, or breaches directly or indirectly, any Sanctions applicable to it or in any other manner that would result in a violation of Sanctions by a Finance Party in its capacity as lender, hedge counterparty, facility agent or security agent under the Finance Documents);

(iii)

fund all or part of any payment in connection with a Finance Document out of proceeds derived from business or transactions with a Sanctioned Person or involving a Sanctioned Country to the extent such business or transactions involving a Sanctioned Country is in violation of applicable Sanctions, or from any action which is in breach of any Sanctions.

(b)

The Borrower shall (and shall ensure that each other member of the Group will) implement and maintain appropriate safeguards designed to prevent any action that would be contrary to paragraph (a) above.

(c)

The Borrower shall (and shall ensure that each other member of the Group will), promptly upon becoming aware of the same, supply to the Agent details of any claim, proceeding, formal notice or investigation against it with respect to Sanctions.

(d)

Nothing in this Clause or Clause 20.18 (Sanctions) (together, the “Sanctions Provisions”) shall create or establish an obligation or right for any Obligor resident in Germany within the meaning of section 2 para. 15 of the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz) to the extent that, by having any such obligation or right that Obligor (or any director, officer, employee, agent or affiliate thereof) would violate or be under any liability in relation to section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung) and the Sanctions Provisions shall be so limited in relation to such Obligor and to that extent shall not be made by nor apply to any such Obligor.

(e)

In relation to a Finance Party that notifies the Agent that it is to be regarded as a “Restricted Finance Party” for this purpose (each a “Restricted Finance Party”), this Clause 23.23 and Clause 20.18 (Sanctions) (together, the “Sanctions Provisions”) shall only apply for the benefit of that Restricted Finance Party to the extent that such application does not violate or result in any liability under section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung). The Commitments of any Restricted Finance Party which does not have the benefit of a Sanctions Provision (in whole or in part) will be excluded for the purposes of determining whether the consent of the Lenders or Majority Lenders has been obtained or whether a determination or direction of the Lenders or Majority Lenders has been made in connection with any amendment, waiver, determination or direction relating to that Sanctions Provision (insofar as section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung) is relevant to that determination).

23.24	No communication

(a)

If any undertakings set out in Clause 3.5 (Green Loan) and in Clause 21.7 (Green Loan Principles) is not complied with, the “Green Loan” qualification of the transaction shall no longer be deemed accurate and the transaction, the Facilities or any Facility shall no longer be referred to as a “Green Loan”. The Borrower shall (i) as soon as practicable, notify the Agent of the non-compliance and (ii) ensure that no member of the Group, no Shareholder and no Unrestricted Subsidiary makes any further announcement, publication, disclosure or communication refers to the Facilities, any Facility or the transaction contemplated under this Agreement as a “Green Loan” in any form.

(b)

For the avoidance of doubt, the Parties agree that the Borrower does not need to rectify any previous publication which has or may have referred to the “Green Loan” status of the investments which was true and accurate at the time of such publication.

23.25	No change to centre of main interests

No Obligor shall change its centre of main interests as that term is used in article 3.1 of the Regulation or in the Regulation (recast).

23.26	Dutch Fiscal Unity

The Borrower shall not make any change to the Dutch Fiscal Unity (where such change has or is reasonably likely to have a Material Adverse Effect).

23.27	Further assurance
(a)

Each Obligor shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as a Finance Party may reasonably specify (and in such form as such Finance Party may reasonably require):

(i)

to perfect any Security created or intended to be created under or evidenced by the Security Documents or for the exercise of any rights, powers and remedies of the Finance Parties provided by or pursuant to the Finance Documents or by law;

(ii)

to confer on the Finance Parties Security over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of a Transaction Security.

(b)

Each Obligor shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Finance Parties by or pursuant to the Finance Documents.

23.28	Hedging Programme

The Borrower shall procure that all interest rate hedging arrangements required or authorised by the Hedging Programme are implemented and in force in accordance with the terms of such Hedging Programme and of the Hedging Documents.

23.29	Thin capitalisation

The Borrower shall procure that, if necessary under any applicable law of its jurisdiction of incorporation, the share capital of each Obligor is increased in order to avoid any thin capitalisation issues (or equivalent issues) in its jurisdiction of incorporation. As a result, the Borrower shall procure that any concerned Obligor undergoes a share capital increase in an amount sufficient to restore such Obligor’s net equity to the applicable required level and within the necessary timeframe as to avoid the winding-up of such Obligor.

23.30	Guarantors

Subject to the Agreed Security Principles, the Borrower shall procure that:

(a)

no later than 30 days from the Closing Date, each Material Company as at the Closing Date (other than the Borrower, Allego Europe B.V. and any Mega-E SPV, subject to Clause 23.31 (Merger of Mega-E SPVs)) becomes a Guarantor by delivering to the Agent a duly executed Accession Letter, any Security Documents required to be executed by it in accordance with the Agreed Security Principles and any other documents listed in Part III (Conditions precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions precedent);

(b)

no later than 90 days from the Closing Date, Allego Europe B.V. becomes a Guarantor by delivering to the Agent a duly executed Accession Letter, any Security Documents required to be executed by it in accordance with the Agreed Security Principles and any other documents listed in Part III (Conditions precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions precedent); and

(c)

at any time thereafter, any Subsidiary which becomes or is designated by the Borrower as a Material Company for the purpose of paragraph (b)(iv) of the definition of “Material Companies” becomes (to the extent it is not already) a Guarantor by delivering to the Agent a duly executed Accession Letter, any Security Documents required to be executed by it in accordance with the Agreed Security Principles and any other documents listed in Part III (Conditions precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions precedent) no later than 30 days following the date of delivery of the Compliance Certificate designating such as a Material Company.

23.31	Merger of Mega-E SPVs

The Borrower shall procure that all Mega-E SPVs which would qualify as Material Companies on the Closing Date:

(i)	are merged with members of the Group being Obligors on the date of completion of the merger (or which accede as Obligors within 30 calendar days of the date of completion of the merger; or

(ii)

become Guarantors by delivering to the Agent duly executed Accession Letters, any Security Documents required to be executed by it in accordance with the Agreed Security Principles and any other documents listed in Part III (Conditions precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions precedent), in each case, by no later than the date being six (6) months from the Closing Date.

23.32	Share capital

No Obligor shall (and the Borrower shall ensure that no other member of the Group will) issue any securities giving access to its share capital except pursuant to:

(i)	a Permitted Securities Issue; or

(ii)	a Permitted Transaction.

23.33	Guarantee coverage

The Borrower shall procure that the aggregate total assets and revenues of the Material Companies (other than the Borrower) represents at least 85% of the Group’s consolidated revenues (excluding intra-Group revenues) and at least 85% of the Group’s total assets, as shown in the latest Group Annual Financial Statements delivered to the Agent in accordance with Clause 21.1(a) (Financial Statements), on the Closing Date, on each Testing Date and on each date on which any Material Company which is a Guarantor is to resign from this position (in each case, the “Relevant MC Testing Date”), it being provided that to the extent such test is not satisfied on the Relevant MC Testing Date, no failure to satisfy such test shall be deemed to have occurred if such test is satisfied when re-tested within thirty (30) Business Days from the Relevant MC Testing Date.

24.	Debt Service Reserve Account

24.1	The Debt Service Reserve Account

For the purposes of this Agreement:

“Debt Service Reserve Account” means the account entitled “Debt Service Reserve Account” opened in the name of the Borrower which IBAN number (and name of the account bank) are identified in the Security Documents referred to in paragraph 11(b) of Part III (Conditions precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions Precedent).

“DSRA Required Balance” means the amount which is sufficient to cover six (6) months of scheduled debt service.

In case a withdrawal is made from the Debt Service Reserve Account for the purpose set out in paragraph 24.2(i) below, the Borrower shall procure that the Debt Service Reserve Account is replenished with an amount sufficient to restore the actual balance in the Debt Service Reserve Account to no less than the DSRA Required Balance no later than the second Testing Date immediately following such withdrawal.

24.2	Withdrawals from the Debt Service Reserve Account

The Borrower may only withdraw amounts standing to the credit of the Debt Service Reserve Account for the purpose of (i) on an Interest Payment Date, paying any amount due and payable to the Finance Parties under the Finance Documents to the extent that it would not otherwise have sufficient funds available to pay them and/or (ii) purchasing Cash Equivalent Investments provided that such Cash Equivalent Investments are credited to an account pledged in favour of the Finance Parties and that the proceeds arising out of such Cash Equivalent Investments are credited to the Debt Service Reserve Account.

25.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 25 is an Event of Default (save for Clause 25.17 (Acceleration) and Clause 25.18 (Clean-Up Period)) and subject to the provisions of Clause 25.17 (Acceleration) and Clause 25.18 (Clean-Up Period).

25.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within five (5) Business Days of its due date.

25.2	Drawstop Event

(i)	A Drawstop Event in respect of the Group EBITDA Margin Ratio, the Group’s EBITDA or the Utilisation Rate has occurred and is continuing:

(A)	on 3 consecutive Testing Dates if, during such period, growth Capital Expenditure programme as set out in the Budget has been funded by Junior Funds; or

(B)	if limb (i) above is not applicable, on 2 consecutive Testing Dates.

(ii)	A Drawstop Event has occurred in respect of the Capex Equity Amount and such Drawstop Event is not remedied within one hundred and twenty (120) days of the relevant Utilisation Date.

25.3	Financial Covenants

Any Financial Covenant set out in Clause 22.2 (Financial Condition) are not complied with and such non-compliance is not cured (or not capable of being cured) in accordance with Clause 22.5 (Equity Cure) (as the case may be).

25.4	Debt Service Reserve Account

The Debt Service Reserve Account is not credited with an amount corresponding to the DSRA Required Balance within 12 months following the date on which a withdrawal is made from the Debt Service Reserve Account.

25.5	Other obligations

Any Obligor does not comply with any provision of the Finance Documents other than those referred to in Clauses 25.1 (Non-payment) to 25.4 (Debt Service Reserve Account) and if such non-compliance is capable of remedy, such failure is not remedied within twenty (20) Business Days of the earlier of (i) the Borrower becoming aware of such breach; and (ii) the Agent notifying the Borrower in writing of such breach, provided that non-compliance with Clauses 23.22 (Anti-corruption laws and anti-money laundering) or 23.23 (Sanctions) shall not be capable of remedy.

25.6	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

25.7	Cross-default

(a)	Any Financial Indebtedness of any Obligor is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any Obligor is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any Obligor is cancelled or suspended by a creditor of any Obligor as a result of an event of default (however described).

(d)	Any creditor of an Obligor becomes entitled to declare any Financial Indebtedness of any Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

(e)

No Event of Default will occur under this Clause 25.7 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than EUR 1,750,000 (or its equivalent in any other currency or currencies).

25.8	Insolvency
(a)	Any Obligor:

(i)

is unable or admits inability to pay its debts as they fall due including without limitation, by giving notice to the Dutch tax authorities under Section 36(2) of the Dutch 1990 Tax Collection Act (Invorderingswet 1990);

(ii)	suspends making payments on any of its debts; or

(iii)

by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)	Any Obligor which conducts business in France is in a state of cessation des paiements, or any Obligor becomes insolvent for the purpose of any insolvency law.

(c)	A moratorium is declared in respect of any indebtedness of any Obligor.

25.9	Insolvency proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)

the suspension of payments, a moratorium of any indebtedness, dissolution, the opening of proceedings for sauvegarde (including, for the avoidance of doubt, sauvegarde accélérée), redressement judiciaire or liquidation judiciaire or reorganisation (in the context of a mandat ad hoc or of a conciliation or otherwise) of any Obligor (or any equivalent proceedings in its jurisdiction of incorporation including a Dutch faillissement, surseance van betaling or ontbinding);

(ii)	a composition, compromise, assignment or arrangement with any creditor of any Obligor;

(iii)

the appointment of a liquidator receiver, administrator, administrative receiver, provisional administrator, mandataire ad hoc, conciliateur or other similar officer in respect of any Obligor or any of its assets (or any equivalent measure in its jurisdiction of incorporation including a Dutch curator, bewindvoerder or vereffenaar);

(iv)	enforcement of any Security over any assets of any Obligor,

(b)

Any Obligor applies for mandat ad hoc or conciliation in accordance with articles L.611-3 to L.611-15 of the French Code de commerce (or any equivalent proceedings in its jurisdiction of incorporation).

(c)

A judgement opening proceedings for sauvegarde (including, for the avoidance of doubt, sauvegarde accélérée), redressement judiciaire or liquidation judiciaire or ordering a cession totale ou partielle de l’entreprise is entered in relation to any Obligor under articles L.620-1 to L.670-8 of the French Code de commerce (or any equivalent proceedings in its jurisdiction of incorporation).

(d)	Any procedure, judgment or step is taken in any jurisdiction which has effects similar to those referred to in paragraphs (a), (b) and (c) above.

This Clause 25.9 shall not apply to any redressement judiciaire or liquidation judiciaire petition which is frivolous or vexatious and is discharged, stayed or dismissed within 20 Business Days of commencement or which is a Permitted Reorganisation.

25.10	Creditors’ process

Any of the enforcement proceedings or attachment, sequestration, distress or execution (including by way of a Dutch executory attachment (executoriaal beslag) or interlocutory attachment (conservatoir beslag)) affects any asset or assets of an Obligor having an aggregate value of EUR 5,000,000 and is not discharged within 20 Business Days.

25.11	Unlawfulness—expiry
(a)

Except as provided in Clause 9.8 (Mandatory prepayment and cancellation in relation to a single Lender), it is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

(b)

Any obligation of any Obligor under any Finance Documents are not or cease to be legal, valid, binding or enforceable and such circumstance materially and adversely affects the interests, rights or remedies of the Finance Parties under the Finance Documents.

(c)

Any Finance Document ceases to be in full force and effect or any Transaction Security or any subordination created under the Intercreditor Agreement ceases to be legal, valid, binding, enforceable or effective unless it is replaced to the satisfaction of the Finance Parties within twenty (20) Business Days of the Borrower becoming aware of the issue or being given notice of it by the Agent.

25.12	Cessation of business

The Group taken as a whole suspends or ceases to carry on all or a material part of its business.

25.13	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened by or against any Obligor, in each case which is reasonably likely to be adversely determined and, if adversely determined, is reasonably likely to have a Material Adverse Effect.

25.14	Audit qualification

The auditors of the Borrower qualify or refuse to certify the Group Annual Financial Statements (other than (i) a technical observation (and not a réserve) which does not challenge the auditor’s certification or (ii) through a breach of any of the Financial Covenants).

25.15	Expropriation

A seizure, expropriation, nationalisation, intervention, restriction or other action in commenced by or on behalf of any governmental, regulatory or other authority or other person in relation to any Obligor to the extent such measure has or would be reasonably expected to have a Material Adverse Effect.

25.16	Material adverse change

An event or series of events occurs that has a Material Adverse Effect.

25.17	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may without mise en demeure or any other judicial or extra judicial step, and shall if so directed by the Majority Lenders, by notice to the Borrower but subject to the mandatory provisions of articles L.611-16 and L.620-1 to L.670-8 of the French Code de commerce:

(a)	cancel the Total Commitments whereupon they shall immediately be cancelled; and/or

(b)

declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(ii)	declare that cash cover in respect of each Letter of Credit is immediately due and payable at which time it shall become immediately due and payable;

(a)

declare that cash cover in respect of each Letter of Credit is payable on demand at which time it shall immediately become due and payable on demand by the Agent on the instructions of the Majority Lenders;

(b)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Security Documents.

25.18	Clean-Up Period

Notwithstanding any other term of the Finance Documents, any misrepresentation, breach of an undertaking, Default or Event of Default (other than a Major Default) relating exclusively to the business, the assets or the entity subject to a Permitted Acquisition under paragraph (f) of the definition of “Permitted Acquisition” will be deemed not to be a misrepresentation, a breach of undertaking, a Default or an Event of Default (as the case may be) during the relevant Clean-Up Period only, provided that such event or circumstance (or the consequences thereof):

(a)	is capable of remedy;

(b)	has not been procured or approved by the Borrower, where knowledge does not, itself, entail procurement; and

(c)

the Agent is notified of the event or circumstance and reasonable steps that are being or will be taken to cure the related misrepresentation, breach of an undertaking, Default or Event of Default (as the case may be) by the end of the Clean-Up Period.

SECTION 8

CHANGES TO PARTIES

26.	CHANGES TO THE LENDERS

26.1	Transfers by the Lenders

(a)

Subject to this Clause 26, a Lender (the “Existing Lender”) may transfer any of its rights (including such as relate to that Lender’s participation in each Loan) and/or obligations to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets other than an entity which is subject to Sanctions (the “New Lender”).

(b)	The consent of the Finance Parties is hereby given to a transfer by an Existing Lender to a New Lender.

26.2	Borrower’s consent

(a)	The consent of the Borrower is required for a transfer by an Existing Lender, provided that the Borrower hereby consent to a transfer:

(i)	to another Lender or an Affiliate of any Lender; or

(ii)	made at a time when an Event of Default is continuing; or

(iii)

made to a federal reserve or central bank (including the European Central Bank) or any state agency or state-owned entity, the purpose of which is to refinance banks and credit institutions or to provide liquidities to such banks and financial institutions; or

(iv)	made to an entity listed in the White List (or any of its Affiliates’ or any of its Related Fund);

(v)

made during the Availability Period to an entity which has a rating for its long-term unsecured and non-credit-enhanced debt obligations of or higher than BBB- or Baa3 (as applicable) according to at least two of Moody’s, Standard & Poor’s Rating Services and/or Fitch Ratings; or

(vi)	made after the end of the Availability Period.

(b)

Notwithstanding the above, no transfer, sub-participation or subcontracting may be effected to a New Lender incorporated or acting through the Facility Office situated in a Belgian Non-Cooperative Jurisdiction or a French Non-Cooperative Jurisdiction without the prior consent of the Borrower, which shall not be unreasonably withheld.

(c)

The consent of the Borrower to a transfer must not be unreasonably withheld or delayed. The Borrower will be deemed to have given its consent ten Business Days after the Existing Lender has requested it unless consent is expressly refused by the Borrower within that time.

(d)	Notwithstanding paragraph (a) and (c) above, the consent of the Borrower is required for any transfer or sub-participation by an Existing Lender made:

(i)	prior to the Closing Date; or

(ii)	to a Defaulting Lender.

(e)	A transfer of part of a Lender’s participation in respect of Commitments or Utilisations must be for a minimum amount of EUR 5,000,000 or the whole remaining participation of such Lender.

26.3	Other conditions of transfer

(a)	The consent of the Issuing Bank is required for any assignment or transfer by an Existing Lender of any of its rights and/or obligations under the Guarantee Facility.

(b)

Subject to any applicable laws and regulations regarding procedures for specific transfer, a transfer will only be effective if the procedure set out in Clause 26.6 (Procedure for transfer) is complied with.

(c)	If:

(i)	a Lender transfers any of its rights and/or obligations under the Finance Documents or changes its Facility Office; and

(ii)

as a result of circumstances existing at the date the transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax gross up and indemnities) or Clause 15 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the transfer or change had not occurred. This paragraph (c) shall not apply in respect of a transfer made in the ordinary course of the primary syndication of any Facility.

(d)

Each New Lender, by executing the relevant Transfer Agreement, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer becomes effective and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

26.4	Transfer fee

The New Lender shall, on the date upon which a transfer takes effect, pay to the Agent (for its own account) a fee of EUR 3,000.

26.5	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents;

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document; or

(v)	the existence of any transferred rights or receivables or their accessories,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)

has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)

will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and/or obligations transferred under this Clause 26; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

26.6	Procedure for transfer

(a)

Subject to the conditions set out in Clause 26.2 (Borrower’s consent) and Clause 26.3 (Other conditions of transfer) and subject to any applicable laws and regulations regarding procedures for specific transfer, a transfer of rights and/or obligations is effected as against the Existing Lender, the New Lender, the Agent and the other Finance Parties in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Agreement.

(b)

The Agent shall only be obliged to execute a Transfer Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	As from the Transfer Date:

(i)

to the extent that in the Transfer Agreement the Existing Lender seeks to transfer its rights and its obligations under the Finance Documents, the Existing Lender shall be discharged to the extent provided for in the Transfer Agreement from further obligations towards each of the Obligors and the other Finance Parties under the Finance Documents and each Obligor and the other Finance Parties hereby consent to such discharge;

(ii)	the rights and/or obligations of the Existing Lender with respect to the Obligors shall be transferred to the New Lender, to the extent provided for in the Transfer Agreement;

(iii)

the Agent, the Mandated Lead Arrangers, the New Lender, the other Lenders and the Issuing Bank shall acquire the same rights and assume the same obligations between themselves as they would have had had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Mandated Lead Arrangers, the Issuing Bank and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

26.7	Copy of Transfer Agreement to the Borrower

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Agreement, send to the Borrower a copy of that Transfer Agreement.

26.8	Security over Lenders’ rights

(a)

In addition to the other rights provided to Lenders under this Clause 26, each Lender may without consulting with or obtaining consent from any Obligor, at any time transfer, charge, pledge or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(i)

any transfer, charge, pledge or other Security to secure obligations to a federal reserve or central bank (including, for the avoidance of doubt, the European Central Bank) including, without limitation, any transfer of rights to a special purpose vehicle where Security over securities issued by such special purpose vehicle is to be created in favour of a federal reserve or central bank (including, for the avoidance of doubt, the European Central Bank); and

(ii)

any transfer, charge, pledge or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such transfer, charge, pledge or Security shall:

(A)

release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant transfer, charge, pledge or Security for the Lender as a party to any of the Finance Documents; or

(B)

require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

(b)

The limitations on transfers by a Lender set out in any Finance Document, in particular in Clause 26.1 (Transfers by the Lenders), Clause 26.2 (Borrower’s consent) and Clause 26.4 (Transfer fee) shall not apply to the creation of Security pursuant to paragraph (a) above.

(c)

The limitations and provisions referred to in paragraph (b) above shall further not apply to any transfer of rights under the Finance Documents or of the securities issued by the special purpose vehicle, made by a federal reserve or central bank (including, for the avoidance of doubt, the European Central Bank) to a third party in connection with the enforcement of Security created pursuant to paragraph (a) above.

26.9	Continuation of Belgian Transaction Security

If any of the Finance Parties’ rights and/or obligations under any of the Finance Documents are transferred or deemed to be transferred by way of novation, each of the Finance Parties expressly reserves and maintains its rights and prerogatives under this Agreement and the relevant Belgian law Security Documents for the benefit of any transferee in accordance with the provisions of Article 1278 of the Belgian Civil Code.

27.	CHANGES TO THE OBLIGORS

27.1	Transfers by Obligors

The Borrower may not transfer any of its rights and/or obligations under the Finance Documents.

27.2	Guarantors

(a)

Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 21.11 (“Know your customer” checks), the Borrower shall procure that each other Material Company (designated as such from time to time by the Borrower) shall become a Guarantor (to the extent it is not already) in accordance with Clause 23.30 (Guarantors) by:

(i)	delivering to the Agent a duly executed and completed Accession Letter; and

(ii)

delivering to the Agent all of the documents and other evidence listed in Part III (Conditions precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions Precedent) in relation to that Guarantor, each in form and substance satisfactory to the Agent.

(b)

The Agent shall notify the Borrower and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part III (Conditions precedent required to be delivered by a Guarantor) of Schedule 2 (Conditions Precedent).

(c)

Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification described in paragraph (b) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification, unless directly caused by its gross negligence or wilful misconduct.

27.3	Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Guarantor that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

27.4	Resignation of a Guarantor

(a)	The Borrower may request that a Guarantor ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(b)	The Agent shall accept a Resignation Letter and notify the Borrower and the Lenders of its acceptance if:

(i)	no Default is continuing or would result from the acceptance of the Resignation Letter (and the Borrower has confirmed this is the case);

(ii)	all Lenders have consented to the Borrower’s request; and

(iii)	no payment is due from the relevant Guarantor under Clause 19 (Guarantee); and

(iv)	notwithstanding such resignation, Clause 23.32 (Guarantor coverage) will be complied with.

SECTION 9

THE FINANCE PARTIES

28.	ROLE OF THE AGENT, THE MANDATED LEAD ARRANGERS, THE REFERENCE BANKS AND THE ISSUING BANK

28.1	Appointment of the Agent

(a)	Each of the Mandated Lead Arrangers and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)

Each of the Mandated Lead Arrangers and the Lenders authorises the Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c)

Each of the Mandated Lead Arrangers and the Lenders hereby relieves the Agent from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) and similar restrictions applicable to it pursuant to any other law, in each case to the extent legally possible to it. A Mandated Lead Arranger or Lender that is barred by its constitutional documents or by-laws from granting such exemption shall notify the Agent accordingly.

28.2	Instructions

(a)	The Agent shall:

(i)

unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)

The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion. The Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)

Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)

The Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(e)	In the absence of instructions, the Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(f)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

28.3	Duties of the Agent

(a)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	Subject to paragraph (c) below, the Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(c)	Without prejudice to Clause 26.7 (Copy of Transfer Agreement to the Borrower), paragraph (b) above shall not apply to any Transfer Agreement.

(d)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)

If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)

If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Mandated Lead Arrangers) under this Agreement it shall promptly notify the other Finance Parties.

(g)	The Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

28.4	Role of the Mandated Lead Arrangers

Except as specifically provided in the Finance Documents, the Mandated Lead Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

28.5	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Agent, the Mandated Lead Arrangers or the Issuing Bank as a trustee or fiduciary of any other person.

(b)	Neither the Agent, the Mandated Lead Arrangers nor the Issuing Bank shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

28.6	Business with the Group

The Agent, the Mandated Lead Arrangers and the Issuing Bank may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

28.7	Rights and discretions

(a)	The Agent and the Issuing Bank may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised; and

(iii)	any notice or request made by the Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)

Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Lenders) if the Agent in its reasonable opinion deems this to be necessary.

(e)

The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying, unless directly caused by its gross negligence or wilful misconduct.

(f)	The Agent may act in relation to the Finance Documents through its officers, employees and agents.

(g)	Unless a Finance Document expressly provides otherwise the Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(h)

Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent, the Mandated Lead Arrangers or the Issuing Bank is obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)

Notwithstanding any provision of any Finance Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

28.8	Responsibility for documentation

None of the Agent, the Mandated Lead Arrangers or the Issuing Bank is responsible or liable for:

(a)

the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Agent, the Mandated Lead Arrangers, the Issuing Bank, an Obligor or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; or

(c)

any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

28.9	No duty to monitor

The Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

28.10	Exclusion of liability

(a)

Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent or the Issuing Bank), neither the Agent nor the Issuing Bank will be liable for:

(i)

any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct;

(ii)

exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document, other than by reason of gross negligence or wilful misconduct; or

(iii)

without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation, for negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)

No Party (other than the Agent or the Issuing Bank) may take any proceedings against any officer, employee or agent of the Agent or the Issuing Bank in respect of any claim it might have against the Agent or the Issuing Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent or the Issuing Bank may rely on this Clause.

(c)

The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Agent or the Mandated Lead Arrangers to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender or for any Affiliate of any Lender,

on behalf of any Lender and each Lender confirms to the Agent and the Mandated Lead Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Mandated Lead Arrangers.

(e)

Without prejudice to any provision of any Finance Document excluding or limiting the Agent’s liability, any liability of the Agent arising under or in connection with any Finance Document shall be limited to the amount of actual loss which has been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

28.11	Lenders’ indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 31.10 (Disruption to Payment Systems etc.) notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

28.12	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates acting through an office in France as successor by giving notice to the Lenders and the Borrower.

(b)

Alternatively, the Agent may resign by giving 30 days’ notice to the Lenders and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Agent, which shall not be incorporated or acting through an office situated in a French Non-Cooperative Jurisdiction.

(c)

The Borrower may, on no less than 30 days’ prior notice to the Agent, require the Lenders to replace the Agent and appoint a replacement Agent if any amount payable under a Finance Document by an Obligor established in France becomes not deductible from that Obligor’s taxable income for French tax purposes by reason of that amount (i) being paid or accrued to an Agent incorporated or acting through an office situated in a French Non-Cooperative Jurisdiction or (ii) paid to an account opened in the name of that Agent in a financial institution situated in a French Non-Cooperative Jurisdiction. In this case, the Agent shall resign and a replacement Agent shall be appointed by the Majority Lenders (after consultation with the Borrower) within 30 days after notice of replacement was given.

(d)

If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Agent (after consultation with the Borrower) may appoint a successor Agent (acting through an office in France).

(e)

If the Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (d) above, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a party to this Agreement as Agent) agree with the proposed successor Agent amendments to this Clause 28 and any other term of this Agreement dealing with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent’s normal fee rates and those amendments will bind the Parties.

(f)

The retiring Agent shall make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents. The Borrower shall, within three Business Days of demand, reimburse the retiring Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(g)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(h)

Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (f) above) but shall remain entitled to the benefit of Clause 16.3 (Indemnity to the Agent) and this Clause 28 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(i)

After consultation with the Borrower, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

(j)

The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (d) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)

the Agent fails to respond to a request under Clause 14.8 (FATCA information) and the Borrower or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)

the information supplied by the Agent pursuant to Clause 14.8 (FATCA information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Borrower and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Borrower or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Borrower or that Lender, by notice to the Agent, requires it to resign.

28.13	Confidentiality

(a)

In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

28.14	Relationship with the Lenders

(a)

The Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Agent’s principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)

Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address and (where communication by electronic mail or other electronic means is permitted under Clause 33.5 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 33.2 (Addresses) and paragraph (a)(ii) of Clause 33.5 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

28.15	Credit appraisal by the Lenders and the Issuing Bank

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender and Issuing Bank confirms to the Agent, the Mandated Lead Arrangers and the Issuing Bank that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)

whether that Lender or Issuing Bank has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)

the adequacy, accuracy or completeness of any other information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

28.16	Agent’s management time

The Agent shall not be entitled to any amount in addition to the fee paid or payable to the Agent under Clause 13.3 (Agency Fee) to cover the cost of utilising the Agent’s management time or other resources.

28.17	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

28.18	Role of Reference Banks

(a)	No Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)

No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c)

No Party (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Reference Bank may rely on this Clause 28.18.

29.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

(a)	No provision of this Agreement will:

(i)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(ii)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(iii)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

(b)	Any Lender is entitled to exercise any of its rights and discretion under the Finance Documents through any agent (including any entity appointed to act as servicer on its behalf).

30.	SHARING AMONG THE FINANCE PARTIES

30.1	Payments to Finance Parties

(a)

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 31 (Payment mechanics) (a “Recovered Amount”) and applies that amount to a payment due under the Finance Documents then such Recovering Finance Party shall be deemed to have been substituted for the Agent for purposes of receiving or recovering a Sharing Payment (as defined below) and:

(i)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b)

the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 31 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)

the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 31.5 (Partial payments).

(b)	Paragraph (a) above shall not apply to any amount received or recovered by an Issuing Bank in respect of any cash cover provided for the benefit of that Issuing Bank.

30.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the “Sharing Finance Parties”) in accordance with Clause 31.5 (Partial payments) towards the obligations of that Obligor to the Sharing Finance Parties.

30.3	Recovering Finance Party’s rights

On a distribution by the Agent under Clause 30.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor to the Recovering Finance Party.

30.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)

each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the “Redistributed Amount”); and

(b)

as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor to the relevant Sharing Finance Party.

30.5	Exceptions

(a)

This Clause 30 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b)

A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)

that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 10

ADMINISTRATION

31.	PAYMENT MECHANICS

31.1	Payments to the Agent

(a)

On each date on which the Borrower or a Lender is required to make a payment under a Finance Document, that Borrower or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)

Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Agent), other than a French Non-Cooperative Jurisdiction, and with such bank as the Agent, in each case, specifies.

31.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 31.3 (Distributions to an Obligor) and Clause 31.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London as specified by that Party), other than a French Non-Cooperative Jurisdiction.

31.3	Distributions to an Obligor

The Agent may (with the consent of the Borrower or in accordance with Clause 32 (Set-off)) apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

31.4	Clawback

(a)

Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)

If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

31.5	Partial payments

(a)

If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)

first, in or towards payment pro rata of any unpaid amount owing to the Agent, the Issuing Bank (other than any amount under Clause 7.2 (Claims under a Letter of Credit) or, to the extent relating to the reimbursement of a claim (as defined in Clause 7 (Letters of Credit) under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii)

thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement and any amount due but unpaid under Clause 7.2 (Claims under a Letter of Credit) and Clause 7.3 (Indemnities); and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (a)(iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

31.6	No set-off by Borrower

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

31.7	Business Days

(a)

Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

31.8	Currency of account

(a)	Subject to paragraphs (b) to (e) below, Euro is the currency of account and payment for any sum due from the Borrower under any Finance Document.

(b)	A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated, pursuant to this Agreement, on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated, pursuant to this Agreement, when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than Euro shall be paid in that other currency.

31.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)

any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrower); and

(ii)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)

If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

31.10	Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Borrower that a Disruption Event has occurred:

(a)

the Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facilities as the Agent may deem necessary in the circumstances;

(b)

the Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)

the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)

any such changes agreed upon by the Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 37 (Amendments and waivers); and

(e)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

32.	SET-OFF

A Finance Party may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

33.	NOTICES

33.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by letter.

33.2	Addresses

The address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Borrower, that identified in clause 18.3 (Addresses) of the Intercreditor Agreement;

(b)	in the case of each Lender or Issuing Bank, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Agent, that identified in clause 18.3 (Addresses) of the Intercreditor Agreement,

or any substitute address or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days’ notice.

33.3	Delivery

(a)

Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective, if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (Addresses), if addressed to that department or officer.

(b)

Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent’s signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Agent.

(d)	Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

(e)

Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5:00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

33.4	Notification of address

Promptly upon changing its address, the Agent shall notify the other Parties.

33.5	Electronic communication

(a)

Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)

Any such electronic communication as specified in paragraph (a) above to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)

Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

(d)

Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 33.5.

33.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)

if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

34.	CALCULATIONS AND CERTIFICATES

34.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

34.2	Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

34.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Market differs, in accordance with that market practice.

35.	PARTIAL INVALIDITY

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36.	REMEDIES, WAIVERS AND HARDSHIP

36.1	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any of the Finance Documents. No election to affirm any Finance Document on the part of any Finance Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and, subject to Clause 36.2 (No hardship), not exclusive of any rights or remedies provided by law.

36.2	No hardship

Each Party hereby acknowledges that the provisions of article 1195 of the French Code civil shall not apply to it with respect to its obligations under the Finance Documents and that it shall not be entitled to make any claim under article 1195 of the French Code civil.

37.	AMENDMENTS AND WAIVERS

The Finance Documents may not be amended, waived, supplemented or otherwise varied otherwise than in accordance with the terms of the Intercreditor Agreement.

38.	CONFIDENTIAL INFORMATION

38.1	Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 38.2 (Disclosure of Confidential Information) and Clause 38.3 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

38.2	Disclosure of Confidential Information

Any Finance Party may, without prejudice to the provisions of article L.511-33 of the French Code monétaire et financier, disclose:

(a)

to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)

to (or through) whom it transfers (or may potentially transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii)

with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)

appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under Clause 28.14 (Relationship with the Lenders));

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(v)

to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)

to whom or for whose benefit that Finance Party transfers, charges, pledges or otherwise creates Security (or may do so) pursuant to Clause 26.8 (Security over Lenders’ rights) including to a federal reserve or central bank (including, for the avoidance of doubt, the European Central Bank) to (or through) whom it creates Security pursuant to Clause 26.8 (Security over Lenders’ rights) and any federal reserve or central bank (including, for the avoidance of doubt, the European Central Bank) may disclose such Confidential Information to a third party to whom it transfers (or may potentially transfer) rights under the Finance Documents or the securities issued by the special purpose vehicle in connection with the enforcement of such Security;

(viii)	who is a Party; or

(ix)	with the consent of the Borrower;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(I)	in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality

Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(II)

in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(III)

in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances.

(c)

to any person appointed by that Finance Party or by a person to whom paragraph (b)(i), or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party;

(d)	to any of its insurers, reinsurers and brokers; and

(e)

to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

38.3	Disclosure to numbering service providers

(a)

Any Finance Party may, without prejudice to the provisions of article L.511-33 of the French Code monétaire et financier, disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and/or one or more Obligors the following information:

(i)	names of Obligors;

(ii)	country of domicile of Obligors;

(iii)	place of incorporation of Obligors;

(iv)	date of this Agreement;

(v)	Clause 41 (Governing law):

(vi)	the names of the Agent and the Mandated Lead Arrangers;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amounts of, and names of, any Facility (and any tranches);

(ix)	amount of Total Commitments;

(x)	currencies of the Facilities;

(xi)	type of Facility;

(xii)	ranking of any Facility;

(xiii)	Termination Date for any Facility;

(xiv)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xv)	such other information agreed between such Finance Party and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)

The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facilities and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	The Borrower represents that none of the information set out in paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

38.4	Entire agreement

Without prejudice to the provisions of article L.511-33 of the French Code monétaire et financier, this Clause 38 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

38.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

38.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)

of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Clause 38.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 38.6.

38.7	Continuing obligations

The obligations in this Clause 38 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

39.	CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK QUOTATIONS

39.1	Confidentiality and disclosure

(a)

The Agent and each Obligor agree to keep each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Agent may, without prejudice to the provisions of article L.511-33 of the French Code monétaire et financier, disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Borrower pursuant to Clause 10.4 (Notification of rates of interest); and

(ii)

any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender or Reference Bank, as the case may be.

(c)

The Agent may, without prejudice to the provisions of article L.511-33 of the French Code monétaire et financier, disclose any Funding Rate or any Reference Bank Quotation, and each Obligor may disclose any Funding Rate, to:

(i)

any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)

any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)

any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender or Reference Bank, as the case may be.

(d)

The Agent’s obligations in this Clause 39 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 10.4 (Notification of rates of interest) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

39.2	Related obligations

(a)

The Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(b)	The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:

(i)

of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 39.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 39.

39.3	No Event of Default

No Event of Default will occur under Clause 25.5 (Other obligations) by reason only of an Obligor’s failure to comply with this Clause 39.

40.	GENERAL DATA PROTECTION REGULATION (GDPR)

In compliance with the provisions of the General Data Protection Regulation and the Spanish Organic Law on the Protection of Personal Data and the guarantee of digital rights, Banco Santander, S.A. (hereinafter, the Bank) hereby informs the Parties that, it obliges itself to inform the data subjects that their personal data included in this Agreement will be processed by the Bank for the purpose of managing the contractual relationship, and of maintaining any relationship with the legal person, party to this agreement and to which the data subject represents. This processing is necessary and based on the Bank’s legitimate interest and on compliance with legal obligations. Such personal data will not be disclosed to third parties unless there is a legal obligation to do so and will be kept for as long as the contractual relationship remains in effect and thereafter until any liabilities arising therefrom have expired. The data subjects may contact the Data Protection Officer of Banco Santander, S.A. at privacidad@gruposantander.es and exercise their rights of access, rectification, erasure, blocking, data portability and restriction of processing (or any other recognized by law) by email to scib.privacy@gruposantander.com. Data subjects may also submit any claims or requests relating to the protection of personal data to the Spanish Data Protection Agency at www.aepd.es.

SECTION 11

GOVERNING LAW AND ENFORCEMENT

41.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by French law.

42.	JURISDICTION

The Tribunal de Commerce de Paris has exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out or in connection with this Agreement) (a “Dispute”).

43.	ELECTION OF DOMICILE

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor otherwise domiciled in Paris) irrevocably elects domicile at the registered seat in France of Allego SAS for the purpose of serving any judicial or extra-judicial documents in relation to any action or proceedings referred to above.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE ORIGINAL LENDERS

[OMITTED]

SCHEDULE 2

CONDITIONS PRECEDENT

[OMITTED]

SCHEDULE 3

UTILISATION REQUEST

[OMITTED]

SCHEDULE 4

FORM OF TRANSFER AGREEMENT

[OMITTED]

SCHEDULE 5

FORM OF ACCESSION LETTER

[OMITTED]

SCHEDULE 6

FORM OF RESIGNATION LETTER

[OMITTED]

SCHEDULE 7

FORM OF COMPLIANCE CERTIFICATE

[OMITTED]

SCHEDULE 8

FORM OF REPORTING LETTER

[OMITTED]

SCHEDULE 9

TIMETABLES

[OMITTED]

SCHEDULE 10

AGREED SECURITY PRINCIPLES

[OMITTED]

SCHEDULE 11

WHITE LIST

[OMITTED]

SCHEDULE 12

GROUP STRUCTURE CHART

[OMITTED]

SCHEDULE 13

EURIBOR HEDGING LEVEL

[OMITTED]

SCHEDULE 14

FORM OF PERMITTED ALTERNATIVE DEBT NOTICE

[OMITTED]

SCHEDULE 15

FORM OF LETTER OF CREDIT

[OMITTED]

SIGNATURE PAGE

Made on 13 December 2022 in six (6) original copies.

Pursuant to the provisions of Article 1375 of the French Code civil, only one original copy of this Agreement will be executed for the Agent and the Security Agent (the original copy being held by the Agent) and only one original copy of this Agreement will be executed for the Mandated Lead Arrangers (the original copy being held in each case by the Agent).

The Borrower

ALLEGO N.V.

Signature:	/s/ Ton Louwers
Name:	Ton Louwers
Position:	CFO

The Structuring Bank

SOCIETE GENERALE

Signature:	/s/ Clément Fléjou
Name:	Clément Fléjou
Position:	Director

The Mandated Lead Arrangers

SOCIETE GENERALE

Signature:	/s/ Clément Fléjou
Name:	Clément Fléjou
Position:	Authorised signatory

BANCO SANTANDER, S.A.

/s/ Juan Víctor de la Serna Sandoval		/s/ Alicia Hernández Gómez
Name:	Juan Víctor de la Serna Sandoval	Name:	Alicia Hernández Gómez
Position	Executive Director	Position:	Vice President

The Original Lenders

SOCIETE GENERALE

Signature:	/s/ Clément Fléjou
Name:	Clément Fléjou
Position:	Authorised signatory

BANCO SANTANDER, S.A.

/s/ Juan Víctor de la Serna Sandoval		/s/ Alicia Hernández Gómez
Name:	Juan Víctor de la Serna Sandoval	Name:	Alicia Hernández Gómez
Position	Executive Director	Position:	Vice President

The Agent and the Security Agent

SOCIETE GENERALE

Signature:	/s/ Clément Fléjou
Name:	Clément Fléjou
Position:	Authorised signatory